    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 2000


                                                      REGISTRATION NO. 333-44070
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        VNUS MEDICAL TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3845                            94-3216535
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            238 EAST CARIBBEAN DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 747-1200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                BRIAN E. FARLEY
                            CHIEF EXECUTIVE OFFICER
                        VNUS MEDICAL TECHNOLOGIES, INC.
                            238 EAST CARIBBEAN DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 747-1200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                  CHARLES K. RUCK                                    DONALD J. MURRAY
                  JONN R. BEESON                                      BRIAN W. HELLER
                 LATHAM & WATKINS                                  DEWEY BALLANTINE LLP
         650 TOWN CENTER DRIVE, SUITE 2000                      1301 AVENUE OF THE AMERICAS
           COSTA MESA, CALIFORNIA 92626                          NEW YORK, NEW YORK 10019

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
                                                                    AGGREGATE               AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED             OFFERING PRICE(1)(2)    REGISTRATION FEE(3)
------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value...............................       $63,537,500               $16,774
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


(1) In accordance with Rule 457(o) under the Securities Act, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.


(3) Includes $15,180 in fees that were previously paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED OCTOBER 16, 2000


4,250,000 SHARES

VNUS MEDICAL TECHNOLOGIES, INC.





COMMON STOCK                                      [VNUS LOGO]
$       PER SHARE



--------------------------------------------------------------------------------





-  VNUS Medical Technologies, Inc. is offering 4,250,000 shares.


- We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.

- This is our initial public offering and no public market currently exists for our shares.

-  Proposed trading symbol: Nasdaq National Market -- VNUS.

                 ---------------------------------------------

THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public offering price.......................................    $         $
Underwriting discount.......................................    $         $
Proceeds to VNUS Medical Technologies, Inc..................    $         $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The underwriters have a 30-day option to purchase up to 637,500 additional shares of common stock from us to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


U.S. BANCORP PIPER JAFFRAY


                                   CHASE H&Q
                                                           DAIN RAUSCHER WESSELS

           THE DATE OF THIS PROSPECTUS IS                     , 2000.

INSIDE FRONT COVER

BACK DROP ART: Catheter tip (upper left)

HEADER: VNUS Medical Technologies, Inc. (top center)

BACK DROP ART: Logo icon (top center-line)

COPY: Opening statement (upper center) Closure(R) A minimally invasive treatment alternative to vein stripping The VNUS(R) Closure procedure is an innovative treatment option for patients with venous reflux disease, the underlying cause of varicose veins. Approximately 25 million people in the U.S. suffer from symptoms of venous reflux disease. Our proprietary system uses radio frequency heat to close diseased veins, and has been shown to eliminate or greatly reduce venous reflux.

FULL COLOR GRAPHIC: 3 vein illustrations showing catheter procedure in progress
     (upper left)
1.   Caption 1: Disposable catheter is inserted into vein
2.   Caption 2: Expanded electrodes heat and shrink vein
3.   Caption 3: Catheter is slowly withdrawn, closing vein

BACK DROP ART: Action picture of 2 people jogging on beach (lower left)

SUB-HEADER: Closure--Before/2 weeks following a Closure Treatment (midsection right)

FULL COLOR GRAPHIC: 2 photos--1 of leg showing pre Closure and adjacent to it a 2nd showing post Closure leg

FULL COLOR GRAPHIC: Action photo of woman smiling (upper right)

     BULLETED CAPTIONS:

     o    Pronounced and rapid relief of symptoms

     o    Less post-treatment discomfort than with vein stripping surgery

     o    Cosmetically appealing

     o    Quick resumption of normal activities

     o    Treats underlying cause of venous reflux disease

Compared to vein stripping surgery, potential disadvantages include absence of longer term clinical data and the risk of skin burns that have been reported in less than 2 of treatments.

INSIDE BACK COVER

FULL COLOR GRAPHIC: photos of 2 catheters, 2 catheter tips and radio frequency generator.

HEADER: THE CLOSURE SYSTEM: The Closure systems consists of a radio frequency generator and a family of Closure intravascular catheters.

TEXT BY PHOTO OF CATHETER: Two sizes of catheters provide for the treatment of a wide range of vein diameters

TEXT BY A PHOTO OF TWO CATHETER TIPS: The Closure electrodes are configured to provide uniform heating to the vein wall closing the vein.

TEXT BY PHOTO OF GENERATOR: The radio frequency generator is designed to recognize each catheter model and automatically regulate power to therapeutic levels.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    3
Risk Factors................................................    7
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Forward-Looking Statements..................................   17
Capitalization..............................................   18
Dilution....................................................   19
Selected Financial Data.....................................   20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   29
Management..................................................   46
Transactions with Directors, Executive Officers and 5%
  Stockholders..............................................   56
Principal Stockholders......................................   58
Description of Capital Stock................................   61
Shares Eligible For Future Sale.............................   65
Underwriting................................................   68
Legal Matters...............................................   71
Experts.....................................................   71
Where You Can Find More Information.........................   71
Index To Financial Statements...............................  F-1


                 ---------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AND THE UNDERWRITERS HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF THE DATE ON THE FRONT COVER, BUT THE INFORMATION MAY HAVE CHANGED SINCE THAT DATE.

--------------------------------------------------------------------------------

                                    SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock that we discuss under the "Risk Factors" section and the financial statements and the notes to those statements.

BUSINESS OF VNUS

We develop, manufacture and market the Closure system, a set of proprietary products targeted at the minimally invasive treatment of venous reflux disease. This disease, a progressive condition caused by non-functioning vein valves in the legs, results in symptoms such as leg pain, swelling, fatigue, skin changes, skin ulcers and painful varicose veins. The Closure system consists of a radio-frequency generator and disposable single use catheters that physicians use to close diseased veins through the application of temperature-controlled radio-frequency energy.


We believe our Closure system represents a significant advance over current invasive therapies. Our Closure system treats the underlying cause of venous reflux disease and varicose veins, is minimally invasive, can be used in an outpatient or physician office setting and allows patents to quickly resume normal activities. In our clinical study, the Closure procedure produced a pronounced and rapid reduction in patient symptoms and eliminated reflux in 92% of treated veins examined at 12 months after treatment.



We received 510(k) market clearance for the Closure system from the Food and Drug Administration in March 1999, permitting us to market and sell our Closure system in the United States. We were authorized under a European Union Medical Device Directive to affix the CE mark to our product in December 1998, permitting us to market and sell our Closure system in the European Community. We are devoting substantial resources to reimbursement support of the Closure system and doctors and patients who have used our reimbursement support services have received positive preauthorization determinations from third-party payors for approximately 90% of recommended procedures. Based on the number of catheters sold to date, we estimate that in excess of 2,000 patients have been treated using our Closure system.


VENOUS REFLUX DISEASE


A study we commissioned from an independent consulting group estimates that venous reflux disease affects approximately 80 million people in the United States, of which approximately 25 million exhibit symptoms. According to this study, approximately 5%, or 1.2 million, of these symptomatic patients seek treatment for venous reflux each year. These patients are treated by physicians active in the treatment of vein disease, a group comprised of approximately 1,500 U.S. surgeons and 700 U.S. phlebologists. Based on government health statistics, we estimate that approximately 800,000 of the 1.2 million patients who seek treatment each year are eligible for treatment with our Closure system.



To receive treatment for the underlying cause of venous reflux and varicose veins, patients traditionally are referred to undergo vein stripping and ligation surgery. Published studies indicate that vein stripping and ligation eliminated reflux in 91% of treated veins examined at 12 months after treatment. However, this is an invasive procedure performed by surgeons, typically in a hospital setting using general anesthesia. Vein stripping and ligation involves groin surgery during which a stripping tool is threaded from the groin along the length of the thigh through a significant and diseased leg vein, exiting through the skin just below the knee. This vein, typically the greater saphenous vein, is then tied to the stripping tool and the tool is pulled from below the knee until it rips the vein from the body. Side effects of this procedure include bruising, pain, skin discoloration from pooling blood and, in some patients, localized tingling or numbness from nerve injury. Due to the traumatic nature of the procedure, patient recovery may take up to five weeks.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


We believe that many patients opt to live with the symptoms of venous reflux disease rather than undergo vein stripping and ligation surgery.


A MINIMALLY INVASIVE TREATMENT ALTERNATIVE: THE VNUS CLOSURE SYSTEM

We believe the Closure procedure overcomes limitations of current treatments by offering an effective minimally invasive treatment of the underlying cause of venous reflux disease that can be performed in low cost settings with few side effects. We believe that the Closure procedure is attractive to physicians and to patients suffering from venous reflux disease, including those who do not currently consider vein stripping and ligation surgery a viable option.


Based on clinical experience to date, we believe the Closure procedure has the following benefits compared to vein stripping:


     - MINIMALLY INVASIVE. Requiring only a small skin puncture and a local anesthetic, our Closure procedure is a minimally invasive alternative to vein stripping.

     - LESS POST-OPERATIVE DISCOMFORT. We believe the Closure procedure results in faster healing for the patient and the resumption of normal activities more quickly than after vein stripping.

     - COSMETICALLY APPEALING. We believe the Closure procedure results in less thigh bruising, skin discoloration and scarring than vein stripping, providing the patient with a cosmetically attractive option to treat venous reflux.

     - TREATS UNDERLYING DISEASE. The Closure procedure treats the source of venous reflux, thereby reducing the venous pressure that causes varicose veins and other symptoms.

     - PRONOUNCED AND RAPID RELIEF OF SYMPTOMS. Our clinical data to date shows that the Closure procedure can result in pronounced and rapid relief of leg pain, swelling, leg fatigue and varicose veins.

     - INCREASED ACCESS TO TREATMENT. The Closure procedure can be performed using local anesthesia in a physician's office or surgicenter by a broad variety of vein treatment specialists.


Compared to vein stripping surgery, two potential disadvantages of the Closure procedure include the absence of longer term clinical data and the risk of skin burns that have been reported in less than 2% of treatments.


OUR STRATEGY

Our goal is to become the leading provider of products targeted at the treatment of vein disorders. To achieve this goal, we are pursuing the following strategies:

     - Promote the use of the Closure system to vein treatment specialists and to patients who suffer from venous reflux;

     -  Provide reimbursement support and clinical training to physicians;

     - Develop and publish clinical outcomes associated with our vein treatment products;

     -  Generate recurring revenue from disposable products; and

     - Leverage our relationships in the vein treatment market by adding products targeted at vein disorders.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

THE OFFERING

Common stock offered............   4,250,000 shares


Common stock outstanding
  after this offering...........   14,486,767 shares


Offering price..................   $     per share


Use of proceeds.................   We intend to use the net proceeds from this
                                   offering for the expansion of sales,
                                   marketing and reimbursement activities;
                                   expansion of manufacturing capacity; clinical research and product development; capital expenditures; repayment of $680,000 in debt;
                                   and working capital and general corporate purposes. See "Use of Proceeds" for more detailed information about our use of proceeds from the offering.


Proposed Nasdaq National Market
  symbol........................   VNUS


The share data in the table above is based on shares outstanding as of September 30, 2000, and excludes:



     - 788,163 shares that were subject to outstanding options at a weighted average exercise price of $0.76 as of September 30, 2000;



     - 807,254 shares that were issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.51 per share as of September 30, 2000; and



     - an aggregate of 684,600 shares available for future issuance under our 2000 Equity Incentive Plan and our Employee Stock Purchase Plan as of September 30, 2000. See "Management -- Employee Benefit Plans" and Note 8 and Note 12 of Notes to Financial Statements.


Except as otherwise noted, all information in this prospectus:

     -  assumes no exercise of the underwriters' over-allotment option;

     - reflects the completion of a 0.42 for one reverse stock split which will be effective prior to the completion of this offering;

     - reflects the conversion of all of our outstanding preferred stock into 8,418,157 shares of our common stock, which will occur upon the closing of the offering; and

     - assumes the filing of our amended and restated certificate of incorporation, which will occur prior to the closing of the offering.

CORPORATE BACKGROUND

Our principal offices are located at 238 East Caribbean Drive, Sunnyvale, California 94089 and our telephone number is (408) 747-1200. We were incorporated in January 1995. Our World Wide Web address is http://www.vnus.com. We do not intend the information found on our web site to be a part of this prospectus.

We own or have rights to trademarks or tradenames that we use in conjunction with the sale of our products. The terms VNUS(R) and Closure(R) are registered trademarks owned by us. We have also filed for trademark protection for the use of our logo in conjunction with the sale of our products.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SUMMARY FINANCIAL DATA
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


The following table sets forth the summary financial data for our company during the periods indicated. The summary financial data for the three years ended December 31, 1997, 1998 and 1999 have been derived from and are qualified by reference to our audited financial statements and related notes. The summary financial data as of September 30, 2000 and for the nine month periods ended September 30, 1999 and 2000 have been derived from our unaudited financial statements. See Note 2 to our audited financial statements for a description of how pro forma net loss per share is calculated. This table does not present all of our financial information. You should read this information together with our financial statements and the related notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                      ------------------------------------   ------------------------
                                         1997         1998         1999         1999         2000
                                      ----------   ----------   ----------   ----------   -----------
                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues........................  $       --   $      168   $      483   $      304   $     1,231
Gross margin........................          --         (171)        (456)        (406)          (65)
Total operating expenses............       4,174        4,987        6,125        4,425         6,317
Net loss............................  $   (3,936)  $   (5,107)  $   (6,244)  $   (4,603)  $    (6,124)
                                      ==========   ==========   ==========   ==========   ===========
Basic and diluted net loss per
  common share......................  $    (3.60)  $    (4.16)  $    (4.38)  $    (3.26)  $     (3.69)
                                      ==========   ==========   ==========   ==========   ===========
Shares used in computing basic and
  diluted net loss per common
  share.............................   1,092,923    1,228,702    1,425,997    1,413,946     1,658,423
                                      ==========   ==========   ==========   ==========   ===========
Pro forma net loss per share, basic
  and diluted.......................                            $    (0.68)               $     (0.61)
                                                                ==========                ===========
Shares used in computing pro forma
  net loss per share................                             9,234,823                 10,076,580
                                                                ==========                ===========



                                                               AS OF SEPTEMBER 30,
                                                                      2000
                                                              ---------------------
                                                                       PRO FORMA AS
                                                              ACTUAL     ADJUSTED
                                                              ------   ------------
                                                                   (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $5,422     $51,151
Working capital.............................................   5,135      51,544
Total assets................................................   7,349      53,078
Total debt..................................................     680          --
Total stockholders' equity..................................   5,500      51,909


The pro forma as adjusted numbers in the table above reflect the conversion of all of our outstanding preferred stock into 8,418,157 shares of common stock and receipt of the net proceeds from the sale of 4,250,000 shares of common stock offered by us at an assumed offering price of $12.00 per share, after deducting the underwriting discount and commissions and the estimated offering expenses that we expect to pay in connection with this offering and the application of the net proceeds as described under "Use of Proceeds." See also "Capitalization" and "Underwriting."

--------------------------------------------------------------------------------

                                  RISK FACTORS

If you purchase our common stock and become a VNUS stockholder, you will be subject to risks inherent in our business. Our stock price will fluctuate for many reasons, including how our business performs relative to, among other things, competition, market conditions and general economic and industry conditions. You should carefully consider the following risk factors as well as other information in this prospectus before purchasing our common stock. The risks and uncertainties described below are intended to be the material risks that are specific to us, to our industry or to companies going public. If any of the following risks actually occur, the market price of our common stock could decline, and you may lose all or a significant part of the money you paid to buy our common stock. There may be other risks which we do not believe are currently material that may nonetheless impair our business.

WE CURRENTLY DEPEND UPON THE SALE OF A SINGLE PRODUCT.

We commercially introduced our Closure system in late 1998 in Europe and in 1999 in the United States. Since our Closure system accounts for all of our product sales, we are highly dependent on its sale. We cannot assure you that we will be able to continue to manufacture these products in commercial quantities at acceptable costs, or that we will be able to continue to market such products successfully. If we cannot achieve these goals, we will not generate significant revenue or become profitable.

IF WE FAIL TO GAIN MARKET ACCEPTANCE OF OUR PRODUCTS, OUR BUSINESS WOULD SUFFER.

We are introducing novel products and technology into the vein treatment market. The vein treatment market is dominated by vein stripping procedures which are well established among physicians, have extensive long-term data and are routinely taught to new surgeons. As a result, we cannot be certain of gaining widespread acceptance of our products and therefore may not achieve expected revenues or ever become profitable.

To achieve increasing sales of our Closure system over time, we believe we must continue to penetrate the market for the treatment of vein disease and expand physicians' education with respect to the Closure system. Furthermore, we must increase our installed base of radio-frequency generators to realize increased disposable device revenue. We have placed our radio-frequency generators with physicians using a variety of selling packages including loans in exchange for volume purchases, price concessions, leasing through a third-party lessor and rentals. Since the beginning of 2000, 65% of our radio-frequency generators placed were sold, leased, rented or loaned under one of these programs.

We recommend that a physician performing the Closure procedure begin by using noninvasive ultrasound imaging to position the catheter in the vein to be treated. The purchase of ultrasound imaging equipment can be costly, and not all physicians who may be otherwise qualified to perform the Closure procedure have acquired this equipment. Accordingly, physicians who have not acquired ultrasound imaging equipment may not find it sufficiently cost effective to begin performing the Closure procedure.

IF PHYSICIANS DO NOT SUPPORT THE USE OF OUR PRODUCTS, WE MAY NOT ACHIEVE FUTURE SALES GROWTH.

Our product sales have mainly been to a small group of early adopting physicians who are receptive to minimally invasive techniques. Other physicians may not purchase our products until they receive long-term clinical evidence to convince them to alter their existing treatment methods and recommendations from prominent physicians that our products effectively treat vein disease. Physicians to whom we market our products have been trained in alternative vein treatment procedures, some of which have similar success rates to our Closure procedure. We may be unable to persuade physicians to incur the time necessary to adopt our Closure procedure in place of those more familiar procedures. We believe that physicians will not use our products unless they determine, based on experience, clinical data and other factors, that our Closure system represents an attractive alternative to conventional means of treating vein disease. There are only three independently published clinical reports and no long-term clinical follow-up beyond one year to support our marketing efforts. If our Closure system does not receive adequate endorsement by influential physicians or our long-term data does not support our current claims of efficacy, our product sales and profitability could be materially adversely affected.

IF INSURANCE COMPANIES REFUSE TO REIMBURSE HEALTH CARE PROVIDERS FOR OUR CLOSURE PROCEDURE, PHYSICIANS, HOSPITALS AND OTHER HEALTH CARE PROVIDERS MAY BE RELUCTANT TO USE OUR PRODUCTS AND SALES MAY DECLINE.


Physicians, hospitals and other health care providers are unlikely to purchase our Closure system or to support the Closure procedure if they lack adequate reimbursement from third-party health care payors for the cost of our products or performing the Closure procedure. To date, these health care providers have sought reimbursement on a case-by-case basis, and we have not sought national reimbursement coverage as a policy decision. If national policy makers decide not to reimburse the Closure procedure, their regional counterparts may no longer be allowed to individually reimburse the Closure procedure. Additionally, some payors may wait for national policy decisions before deciding to reimburse the Closure procedure. Some payors to whom physicians have submitted reimbursement claims for the Closure procedure have denied payment. When physicians and patients have used the reimbursement support services that we offer to obtain insurance preauthorization for the Closure procedure, preauthorization has been denied in approximately 10% of instances, some of those denials have been granted on appeal and the remainder are currently pending appeal. We believe that preauthorization approval rates have been similar for the aggregate number of physicians and patients who have sought insurance pre-authorization for the Closure procedure. Some payors have indicated that they do not intend to reimburse for the cost of the Closure procedure before longer term follow up data is available. It is possible that these health care payors may not agree to reimburse for our Closure procedure, even upon the publication of such data.



In addition, other trends in third-party reimbursement practices driven by cost-containment pressures in the health care industry may adversely affect the amount of reimbursement available for medical devices and procedures generally. As a result, health care providers may reduce the amount they are willing to pay for our products. These trends could hurt our profitability.


Market acceptance of our products in international markets will depend, in part, upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems vary significantly by country and include both government-sponsored health care and private insurance. We cannot assure you that we will be successful in obtaining international reimbursement approvals. See "Business -- Reimbursement."

WE LACK LONG-TERM DATA REGARDING THE SAFETY AND EFFICACY OF OUR PRODUCTS AND, WHEN AVAILABLE, THIS DATA MAY PROVE TO BE INCONSISTENT WITH OUR CURRENT CLINICAL RESULTS.

Longer term patient follow-up studies may indicate that the Closure system is not as safe and effective as indicated by our current data, which are based on six- and 12-month patient follow-up from our clinical study and post-market clinical registry involving 207 limbs for six-month data and 134 limbs for 12-month data. If longer term patient studies or clinical experience indicate that treatments with our products do not provide patients with sustained benefits, or cause embolisms, tissue damage, or other negative effects, our sales could decline and we could be subject to significant liability. Further, our data has not been produced in a comparative study against vein stripping, our principal competitor. If independent studies or comparative studies generate long-term results that are not as favorable as our current clinical results, our business will suffer.

SINCE WE EXPECT OPERATING EXPENSES TO INCREASE SUBSTANTIALLY IN THE FORESEEABLE FUTURE AND CANNOT BE CERTAIN THAT REVENUES WILL CONTINUE TO INCREASE, WE MAY NEVER BECOME PROFITABLE.


We anticipate that our operating expenses will increase substantially in the foreseeable future as we expand our sales and marketing, manufacturing and product development activities and administrative staff. If sales do not continue to grow, we may not be able to achieve or maintain profitability. We have incurred net losses each year since inception, including losses of $5.1 million in 1998 and $6.2 million in 1999. As of September 30, 2000, we had an accumulated deficit of approximately $24.1 million. We cannot assure you that we will ever achieve or sustain profitability or that our losses will not increase significantly in the future. Our expansion efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. Even if we do achieve profitability, we cannot be certain that we can sustain an increased profitability on a quarterly or annual basis in the future. If we fail to do so, the market price for our common stock will likely suffer.

YOU MAY HAVE DIFFICULTY EVALUATING AN INVESTMENT IN OUR STOCK BECAUSE WE HAVE A LIMITED OPERATING HISTORY IN OUR CURRENT MARKETS.


Although we were founded in 1995, we have only commercially offered the products used in our Closure procedure since late 1998 in Europe and since 1999 in the United States. As a result, you can only evaluate our business based on this very limited operating history. This short history may not provide an adequate basis for you to fully assess our ability to successfully develop or achieve market acceptance of our products, or to respond to competition.


WE MAY BE UNABLE TO COMPETE EFFECTIVELY BECAUSE EXISTING VEIN TREATMENT PROCEDURES ARE WELL ESTABLISHED AND ACCEPTED.

We compete with a variety of established and accepted procedures for the treatment of vein disease, principally vein stripping and ligation surgery. These procedures have remained relatively unchanged for the past 40 years, are well established and are routinely taught to new surgeons. Also, we believe that it may take several years for patients to become educated about the minimally invasive nature of the Closure procedure as compared to vein stripping and ligation. We may also face competition from new procedures designed to eliminate venous reflux.

We believe that in the near term, the market for the treatment of vein disease will be subject to rapid change and will be significantly affected by new product introductions and other market activities of industry participants. As other companies develop new products or procedures to treat vein disease, we may be required to compete with many larger companies that enjoy several competitive advantages, including:

     -  established distribution networks;

     -  products and procedures that have been approved for reimbursement;

     -  established relationships with health care providers and payors; and

     - greater resources for product development, sales and marketing and patent litigation.

At any time, other companies may develop additional directly competitive products that could achieve greater market acceptance or render our products obsolete. See "Business -- Competition."

IF WE ARE UNABLE TO OBTAIN THE NECESSARY RESOURCES TO SUPPORT OUR ANTICIPATED GROWTH IN OPERATIONS, WE WILL BE UNABLE TO IMPLEMENT OUR BUSINESS PLAN, AND OUR BUSINESS WILL SUFFER.

To succeed in the implementation of our business strategy, our management team must rapidly execute our sales strategy, achieve market acceptance for our products and further develop products, while managing anticipated growth by implementing effective planning, manufacturing and operating processes. To manage anticipated growth in operations, we must increase our manufacturing and quality assurance staff, expand our sales teams and expand our manufacturing capabilities. We cannot assure you that we will be able to hire and retain the personnel necessary to support our anticipated growth. Furthermore, because our operating history is so limited, it is difficult for us to accurately predict market demand, and we may have underestimated our future growth. If we have underestimated our future growth, we may not have the capability to satisfy the resulting market demand.


OUR CURRENT MANUFACTURING FACILITIES ARE NOT ADEQUATE TO SUPPORT OUR EXPECTED GROWTH, AND WE EXPECT THAT WE WILL NEED TO OBTAIN ADDITIONAL SPACE OR ADD AN OPERATING SHIFT IN THE NEAR FUTURE.


Our current manufacturing facilities may not be adequate for our needs beyond the later part of 2000. As a result, we will be required to move our manufacturing operations to a new facility at that time. We are currently searching for larger facilities in which to house our expanding manufacturing operations, and if these facilities cannot be obtained we plan to add an additional operating shift. We cannot assure you that we will be able to find new facilities sufficient for our needs, that we will be able to lease those facilities at commercially reasonable rates or that we will be able to continue manufacturing our products without interruption during the transition to these new facilities.


OUR INTELLECTUAL PROPERTY RIGHTS MAY NOT PROVIDE MEANINGFUL COMMERCIAL PROTECTION FOR OUR PRODUCTS, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY, OR VERY SIMILAR TECHNOLOGY, AND COULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

We rely on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with us using the same or similar technology. However, these laws afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. For example, our patents may be challenged, invalidated or designed around by third parties. Our patent applications and the notices of allowance we have received may not issue as patents in a form that will be advantageous to us. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Many foreign countries generally do not allow patents to cover methods for performing surgical procedures. If our intellectual property does not provide significant protection against competition, our competitors could compete more directly with us, which could result in a decrease in our market share. We have entered into an agreement with two of our founders, and certain companies in which they hold substantial interests, under which we acquired limited rights to patents that may cover technology incorporated into the Closure system. This agreement could limit our ability to apply these patents to uses other than those related to venous insufficiency, hemorrhoid treatments, endovascular treatments for impotence and the treatment of esophageal varices. See "Patents and Proprietary Technology" and "Transactions with Directors, Executive Officers and 5% Stockholders."

If we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS.

We may be exposed to future litigation by third parties based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that there are numerous issued and pending patents relating to the use of radio-frequency energy in catheter based procedures in the medical technology field and the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. Our competitors may assert that our products and the methods we employ may be covered by United States or foreign patents held by them. In addition, because patent applications can take many years to issue, there may be currently pending applications of which we are unaware, which may later result in issued patents which our products may infringe. There could also be existing patents of which we are not aware that one or more of our products may inadvertently infringe. As the number of competitors in the market for the treatment of vein disease grows, the possibility of inadvertent patent infringement by us or a patent infringement claim against us increases.

If we lose a patent infringement lawsuit, we could be prevented from selling our Closure system unless we can obtain a license to use technology or ideas covered by such patent or are able to redesign the products used in the Closure system to avoid infringement. A license may not be available at all or on terms acceptable to us, or we may not be able to redesign our products to avoid any infringement. Modification of our products or development of new products could require us to conduct additional clinical trials and to revise our filings with the Food and Drug Administration, or FDA, and other regulatory bodies, which would be time-consuming and expensive. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our products and our business could suffer.

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry generally. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management's attention from our core business.

PRODUCT LIABILITY CLAIMS BROUGHT AGAINST US COULD RESULT IN EXPENSIVE AND TIME-CONSUMING LITIGATION, PAYMENT OF SUBSTANTIAL DAMAGES TO PLAINTIFFS AND AN INCREASE IN OUR INSURANCE RATES.

The manufacture and sale of our products may expose us to product liability claims and product recalls, including those which may arise from misuse or malfunction of, or design flaws in, our products. The Closure procedure may result in a variety of complications, some of which are potentially serious. Potential complications include a pulmonary embolism, which is a blood clot that travels to the lungs and may cause shortness of breath or death, blood clots in deep veins, skin burns and nerve inflammation. Successful results using our Closure system are dependent upon physician technique. During our physician training, we inform each physician of the risks associated with failing to follow the proper technique when performing the Closure procedure. However, we cannot assure you that these efforts will prevent complications.


Any product liability claim brought against us could result in a large damages award against us. Our insurance policies have various exclusions, and thus we may be subject to a product liability claim for which we have limited or no insurance coverage, in which case we may have to pay the entire amount of any award. Moreover, any product liability claim, with or without merit, could result in the increase of our product liability insurance rates or our inability to secure coverage in the future. Even in the absence of a claim, our insurance rates may rise in the future to a point where we decide not to carry this insurance. Finally, even a meritless or unsuccessful product liability claim would be time-consuming and expensive to defend and could result in the diversion of management's attention from our core business.


FAILURE IN OUR PHYSICIAN TRAINING EFFORTS COULD SIGNIFICANTLY REDUCE PRODUCT SALES.

Achieving successful results with our product is highly dependent on proper physician technique in performing the Closure procedure. As a result, it is critical to the success of our sales effort to provide a sufficient number of physicians with adequate instruction in the use of our products. We rely on physicians to spend their time to learn the new procedure. If physicians are not properly trained, they may misuse or ineffectively use our products. This may result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could have an adverse effect on our product sales.

ANY FAILURE TO BUILD AND MANAGE OUR SALES FORCE MAY NEGATIVELY AFFECT OUR MARKET SHARE AND REVENUES.

We rely on a combination of direct sales employees and sales agents to sell our product line in the United States. We need to expand both these sales teams over the next 12 months to achieve our market share and revenue growth goals. There are significant risks involved in building and managing our sales forces, including:

     - failure to adequately train both our employees and our outside sales agents in the use and benefits of our products; and

     - the timely hiring and retention of experienced and qualified sales representatives in a competitive market for such personnel.

We rely primarily on third-party distributors to sell our products in international markets. We have only limited control over the actions of these distributors.

IF WE ARE UNABLE TO ATTRACT AND RETAIN PERSONNEL NECESSARY FOR THE EXPANSION OF OUR BUSINESS, OUR GROWTH WILL SUFFER AND OUR OPERATIONS COULD BE DISRUPTED.


We depend on a number of key management members including Brian E. Farley, our Chief Executive Officer, Connie Sauer, our Chief Financial Officer, Robert C. Colloton, our Vice President, Worldwide Sales and Marketing, and Scott Cramer, our Vice President, Sales, Americas. We also depend on a number of other technical personnel, including Douglas Portnow, our Director of Manufacturing, and Christopher S. Jones, our Director of Research and Development. We have not entered into employment agreements with any of these key management and technical personnel, nor do we have any insurance in the event of their death or disability. The loss of service of one or more of these individuals could have a material adverse effect on our ability to operate and manage our business. Our future success also depends on our ability to attract and retain additional management and technical personnel. In the Silicon Valley area of California, where our business is operated, the market for employees, in particular employees with experience in the medical device industry, is intensely competitive. Accordingly, we cannot assure you that we will be able to attract and retain the additional personnel necessary to grow and expand our business and operations.

OUR BUSINESS MAY BE HARMED BY A NATURAL DISASTER OR OTHER UNANTICIPATED
PROBLEMS.

Our manufacturing and office facilities are located in a single building in Sunnyvale, California. Despite precautions taken by us, a natural disaster such as fire or earthquake or other unanticipated problems at this building could cause interruptions in our ability to manufacture our products or operate our business. These disasters or problems may also destroy any inventory of product. While we carry insurance for natural disasters and business interruption, any prolonged or repeated disruption or inability to manufacture our products or operate our business could result in losses that exceed the amount of coverage provided by these plans, and in such event could have a material adverse effect on our business and profitability.

DISRUPTIONS IN THE SUPPLY OF RADIO-FREQUENCY GENERATORS FROM OUR SOLE SOURCE SUPPLIER COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR PRODUCT SALES AND PROFITABILITY.

We depend on a sole source supplier for the manufacture of our radio-frequency generators. If the supply of generators from this sole source supplier were interrupted, replacement or alternative sources might not be readily obtainable due to the regulatory requirements, intellectual property constraints and other factors applicable to our manufacturing operations. This could create supply disruptions that would materially adversely affect our product sales and profitability.

COMPLIANCE WITH THE EXTENSIVE GOVERNMENT REGULATIONS TO WHICH WE ARE SUBJECT IS EXPENSIVE AND TIME-CONSUMING; AND, IF WE FAIL TO COMPLY WE MAY BE SUBJECT TO FINES, INJUNCTIONS AND PENALTIES THAT COULD HARM OUR BUSINESS.

Our products are classified as medical devices. Medical devices are subject to extensive regulation in the United States by the FDA. FDA regulations specific to medical devices are wide ranging and govern, among other things:

     -  product design, development and manufacturing;

     -  product testing;

     -  product labeling;

     -  product storage;

     -  premarket clearance or approval;

     -  advertising and promotion;

     -  product sales and distribution;

     -  post-market surveillance and reporting of deaths or serious injuries;
        and

     -  product export.

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

Compliance with these regulations can be complex, expensive and time-consuming. While we believe we have complied with these regulations in the past, and continue to do so on an ongoing basis, if we have failed, or in the future fail, to comply with these regulations, we may be subject to various penalties, including:

     -  fines, injunctions and civil penalties against us;

     -  recall or seizure of our products;

     - operating restrictions, partial suspension or total shutdown of our production;

     - refusal of our requests for premarket clearance or approval of new products;

     -  delays in clinical trials or commercialization;

     -  withdrawal of product approvals already granted; and

     -  criminal prosecution.

The imposition of any one or more of these penalties could have a material adverse effect on our production, product sales and profitability.

PRODUCT SALES, INTRODUCTIONS OR MODIFICATIONS MAY BE DELAYED OR CANCELED AS A RESULT OF THE FDA REGULATORY PROCESS, WHICH COULD CAUSE OUR SALES TO DECLINE.

We must obtain premarket clearance or approval by the FDA for each of our products and indications before they can be commercialized. Although we have obtained clearance from the FDA to market the Closure system, we cannot assure you that the clearance of the Closure system will not be withdrawn. Additionally, according to FDA regulations, a new 510(k) application is necessary for modifications to existing devices on the market when the change or modification significantly affects the safety or effectiveness of the devices. This includes a significant change in design, material, chemical composition, energy sources, manufacturing process, intended use or indication of the device.

We have modified the cleared Closure system, but have determined that, in our view, new clearances or approvals are not required. However, we cannot assure you that the FDA would agree with our determination. If the FDA requires us to seek clearance or approval for any modification, the FDA may also require us to cease marketing the modified device or recall the modified device until we obtain a new clearance or approval.

One element of our business strategy is the introduction of new products for use in venous therapy. Unless an exemption applies, we will need to obtain 510(k) clearance or pre-market approval, or PMA, for any new medical device we introduce. If we cannot establish that a proposed device is substantially equivalent to a legally marketed device, we will be required to seek pre-market approval through the submission of a PMA application. A PMA application must be supported by extensive data, including, in many instances, preclinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. The PMA process is more costly, lengthy and uncertain than the 510(k) process.

Delays in obtaining regulatory clearances and approvals may:

     -  adversely affect the commercialization of any products we develop;

     -  impose costly procedures on us;

     -  diminish any competitive advantages that we may attain; and

     -  adversely affect our receipt of revenues or royalties.


We cannot assure you that we will be able to obtain 510(k) clearances or PMA approvals on a timely basis, if at all. Delays in receipt or failure to receive clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could adversely affect our sales, profitability and future growth prospects.

We are also subject to regulatory qualifications and marketing restrictions imposed by the various international markets in which we distribute our products. Complying with additional regulatory qualifications and marketing restrictions imposed by our international operations adds additional cost to our business operations and additional risk that we will fail to operate in compliance with regulatory requirements.

IF WE OR OUR SUPPLIERS FAIL TO COMPLY WITH APPLICABLE MANUFACTURING REGULATIONS, OUR BUSINESS COULD BE HARMED.

We and our key component suppliers are required to demonstrate and maintain compliance with the FDA's Quality System Regulation, or QSR. The QSR sets forth the FDA's requirements for good manufacturing practices of medical devices and includes requirements for, among other things, the manufacturing, packaging, labeling and distribution of such products. The FDA enforces the QSR through inspections. We cannot assure you that our key component suppliers are or will continue to be in compliance, will not encounter any manufacturing difficulties, or that we or any of our subcontractors or key component suppliers will be able to maintain compliance with regulatory requirements. The failure of a supplier to be QSR compliant may disrupt our ability to supply products sufficient to meet demand until a new supplier has been identified and evaluated. Furthermore, we cannot assure you that if we find it necessary to seek out new suppliers to satisfy our business requirements, that we will be able to locate new suppliers who are in compliance with regulatory requirements. Our failure to do so will have a material adverse effect on our ability to produce our products and on our profitability.

WE SELL THE CLOSURE SYSTEM INTERNATIONALLY AND ARE SUBJECT TO VARIOUS RISKS RELATING TO SUCH INTERNATIONAL ACTIVITIES WHICH COULD ADVERSELY AFFECT OUR INTERNATIONAL SALES AND PROFITABILITY.


During the nine months ended September 30, 2000, 16% of our net revenue was attributable to international markets. By doing business in international markets, we are exposed to risks separate and distinct from those we face in our domestic operations. Our international business may be adversely affected by changing economic conditions in foreign countries. Because most of our sales are currently denominated in U.S. dollars, if the value of the U.S. dollar increases relative to foreign currencies, our products could become more costly to the international consumer, and therefore less competitive in international markets, which could affect our profitability. Furthermore, while currently only a small percentage of our sales are denominated in non-U.S. currency, this percentage may increase in the future, in which case fluctuations in exchange rates could affect demand for our products. Engaging in international business inherently involves a number of other difficulties and risks, such as:


     -  export restrictions;

     -  export controls relating to technology;

     -  compliance with existing and changing regulatory requirements;

     -  tariffs and other trade barriers;

     -  longer payment cycles;

     -  problems in collecting accounts receivable;

     -  political instability;

     -  potentially adverse tax consequences;

     -  difficulty in enforcing agreements; and

     -  problems with protecting our intellectual property in foreign countries.

Our exposure to each of these risks may increase our costs, lengthen our sales cycle and require significant management attention. We cannot assure you that one or more of these factors will not have a material and adverse effect on our business, financial condition or results of operations.

OUR STOCK PRICE, LIKE THAT OF MANY EARLY STAGE MEDICAL TECHNOLOGY COMPANIES, MAY BE VOLATILE AND MAY INCREASE OUR EXPOSURE TO A STOCKHOLDER DERIVATIVE LAWSUIT.

Before this offering, there was no public market for our common stock. A liquid public market for our common stock may not develop or be sustained after this offering. Fluctuations in the market price of our common stock could occur in response to factors such as:

     - actual or anticipated variations in our quarterly operating results, which we believe are seasonal;

     -  changes in market valuations of medical device companies;

     - development of new technologies that compete directly or indirectly with our Closure system;

     -  our loss of key management or technical personnel; and

     -  future sales of our common stock or other securities.

In addition, to these specific factors, companies listed on The Nasdaq National Market have recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. Any securities litigation claims brought against us could result in substantial expense and the diversion of management's attention from our core business.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE AND OUR INABILITY TO DO SO MAY PREVENT US FROM EXECUTING OUR BUSINESS STRATEGY.

We may need to raise additional funds for operations and to execute our business strategy. We estimate the proceeds from this offering, together with revenues from our operations, will last us for at least the next 18 months; however, we cannot assure you this will be the case. We currently have no committed sources of capital. We may seek to raise capital through the sale of debt or equity securities, which could result in additional dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to holders of common stock and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, if at all.

OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AND COULD EXERT SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL AFTER THIS OFFERING.

After this offering, our officers, directors and principal stockholders holding more than 5% of our common stock will together beneficially control approximately 56% of our outstanding common stock. Accordingly, these stockholders, if they act together, will be able to control our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. As a result, purchasers of shares in this offering may not have any meaningful control over us. In addition, this concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.

ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION, OUR BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER.

Provisions of our certificate of incorporation, bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. See "Management -- Board Composition" and "Description of Capital Stock -- Anti-takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Corporate Law."

THE SUBSTANTIAL NUMBER OF SHARES THAT WILL BE ELIGIBLE FOR SALE IN THE FUTURE MAY CAUSE OUR STOCK PRICE TO DECLINE.

Sales of a substantial number of shares of our common stock in the public market following this offering could adversely affect the market price for our common stock. As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease the price.


Upon completion of this offering, based on the number of shares outstanding at September 30, 2000, we will have outstanding 14,486,767 shares of common stock, (including 8,418,157 shares of common stock to be issued upon the automatic conversion of the outstanding shares of preferred stock upon completion of this offering and assuming no exercise of the over-allotment option and no exercises of options after September 30, 2000). Shares of our common stock held by existing stockholders will be "restricted" securities following the public offering, which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. In general, restricted securities may be sold in the public market only if the sale is registered or qualifies for an exemption from registration, such as provided through Rule 144 or Rule 701 under the Securities Act of 1933.



Without taking into account the lock-up agreements described below and assuming this offering was completed on September 30, 2000 the restricted securities will become eligible for sale in the public market as follows:



           ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN PUBLIC MARKET



- Approximately 645,000 shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k) and approximately 5,842,000 will become so eligible from time to time during the 90 day period following this offering, subject to the volume limitations of Rule 144;



- Approximately 300,000 shares will be eligible for sale in the public market without restriction 90 days after the offering pursuant to Rule 701; and



- Approximately 3,500,000 additional shares will be eligible for sale in the public market from time to time 180 days after the offering, subject to the volume limitations of Rule 144.



See "Shares Eligible for Future Sale."



Our directors, officers and most of our stockholders, who together hold over 98% of our common stock and all of our preferred stock, have entered into 180 day lock-up agreements in connection with this offering. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701 under the Securities Act, shares subject to lock-up agreements may not be sold until these agreements expire or are waived by the representatives of the underwriters of this offering. See "Shares Eligible for Future Sale -- Lock-Up Agreements."


Upon completion of this offering, the holders of 9,225,411 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of such shares under the Securities Act and exercisable warrants to purchase common stock. See "Description of Our Capital Stock -- Registration Rights." These holders have agreed to waive their registration rights until 180 days following this offering.

                                USE OF PROCEEDS

Our net proceeds from the sale of the 4,250,000 shares of common stock we are offering are estimated to be $46.4 million, or $53.5 million if the underwriters' over-allotment option is exercised in full, assuming an offering price of $12.00 per share, after deducting the underwriting discount and commissions and the estimated offering expenses.

We currently intend to use the net proceeds from this offering over the next 18 months as follows:

     - $9.0 million for the expansion of sales, marketing and reimbursement activities;

     -  $7.0 million for the expansion of manufacturing capacity;

     -  $4.0 million for clinical research and product development;

     - $2.0 million for capital expenditures to implement tenant improvements and acquire the equipment necessary to expand operations, particularly in manufacturing;


     - approximately $680,000 for the repayment of debt, which bears interest at the rate of 14% per year and is payable in installments through July 1, 2001; and


     -  for working capital and general corporate purposes.


We have not yet determined the expected use of the remaining proceeds. We may use a portion of the net proceeds to fund, acquire or invest in complementary businesses or technologies, although we have no present commitments with respect to any acquisition or investment. The amount of cash that we actually expend for any of the described purposes may be adjusted and will vary significantly depending on a number of factors, including future sales growth, if any, the amount of cash we generate from operations, the actual expenses of operating our business and opportunities that may be available to us. Thus, management will have significant discretion in applying the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds in short-term, investment grade, interest bearing securities.


                                DIVIDEND POLICY

We have never paid dividends on our common stock or preferred stock. We currently intend to retain any future earnings to fund the development of our business and do not currently anticipate paying any cash dividends in the foreseeable future.

                           FORWARD-LOOKING STATEMENTS

There are statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus which are forward-looking. These statements are indicated by words such as "will," "may," "plans," "expects" or "continue" and other similar words. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Such factors include those listed under "Risk Factors" in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform such statements to actual results.

                                 CAPITALIZATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

The following table sets forth the following information:


     -  the actual capitalization of VNUS as of September 30, 2000;


     - the pro forma capitalization of VNUS, after giving effect to the automatic conversion of all outstanding shares of preferred stock into 8,418,157 shares of common stock; and


     - the pro forma as adjusted capitalization, after giving effect to the sale of 4,250,000 shares of common stock at an assumed initial public offering price of $12.00 per share in this offering, after deducting the underwriting discount and commissions and the estimated offering expenses that we expect to pay in connection with this offering and after the application of the net proceeds as described under "Use of Proceeds."


This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes to the Financial Statements included elsewhere in this prospectus.


                                                                     AS OF SEPTEMBER 30, 2000
                                                              ---------------------------------------
                                                                                           PRO FORMA
                                                                ACTUAL       PRO FORMA    AS ADJUSTED
                                                              -----------   -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
Cash and cash equivalents...................................   $  5,422      $  5,422      $ 51,151
                                                               ========      ========      ========
Total debt..................................................        680           680            --
                                                               --------      --------      --------
Stockholders' equity:
Convertible preferred stock, $0.001 par value per share;
  22,641,055 shares authorized, actual; 50,000,000 shares
  authorized pro forma and pro forma as adjusted; 20,043,252 shares issued and outstanding, actual; and none issued or
  outstanding, pro forma and pro forma as adjusted..........         20            --            --
Common stock, $0.001 par value per share, 30,000,000 shares
  authorized, actual; 100,000,000 shares authorized pro
  forma and pro forma as adjusted; 1,818,610 shares issued
  and outstanding, actual; 10,236,767 shares issued and
  outstanding, pro forma; and 14,486,767 shares issued and
  outstanding, pro forma as adjusted........................          2            10            14
Additional paid-in capital..................................     31,641        31,653        78,058
Deferred stock compensation.................................     (2,063)       (2,063)       (2,063)
Accumulated deficit.........................................    (24,100)      (24,100)      (24,100)
                                                               --------      --------      --------
     Total stockholders' equity.............................      5,500         5,500        51,909
                                                               --------      --------      --------
       Total capitalization.................................   $  6,180      $  6,180      $ 51,909
                                                               ========      ========      ========



The outstanding share information in the table above is based on the number of shares outstanding as of September 30, 2000. This table excludes the following shares:



     - 788,163 shares issuable upon exercise of outstanding options at a weighted average exercise price of $0.76 per share as of September 30, 2000;



     - 807,254 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.51 per share as of September 30, 2000; and



     - an aggregate of 684,600 shares available for future issuance under our 2000 Equity Incentive Plan and our Employee Stock Purchase Plan as of September 30, 2000. See "Management -- Employee Benefit Plans" and Note 8 and Note 12 to the Financial Statements.

                                    DILUTION


The pro forma net tangible book value of our common stock on September 30, 2000 was $5.5 million, or $0.54 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, assuming the conversion of all outstanding shares of preferred stock into shares of common stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering. After giving effect to our sale of shares of common stock in this offering and after deducting the underwriting discount and commissions and our estimated offering expenses, our pro forma net tangible book value as of September 30, 2000 would have been $51.9 million, or $3.58 per share of common stock. This represents an immediate increase in net tangible book value of $3.04 per share to existing stockholders and an immediate dilution of $8.42 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............            $12.00
  Pro forma net tangible book value per share as of
     September 30, 2000.....................................  $ 0.54
  Increase per share attributable to new investors..........  $ 3.04
Pro forma net tangible book value per share after the
  offering..................................................            $ 3.58
                                                                        ------
Dilution per share to new investors.........................            $ 8.42
                                                                        ======



The following table summarizes, on a pro forma basis, as of September 30, 2000, the differences between the existing stockholders and new investors with respect to the number of shares of stock purchased from us, the total consideration paid to us and the average price per share paid.



                                        SHARES PURCHASED        TOTAL CONSIDERATION
                                      ---------------------    ----------------------    AVERAGE PRICE
                                        NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                      ----------    -------    -----------    -------    -------------
Existing stockholders...............  10,236,767     70.7%     $28,176,750     35.6%        $ 2.75
New investors.......................   4,250,000     29.3       51,000,000     64.4          12.00
                                      ----------     ----      -----------     ----
          Total.....................  14,486,767      100%     $79,176,750      100%
                                      ==========     ====      ===========     ====


This table excludes the following shares:


     - 788,163 shares issuable upon exercise of outstanding options at a weighted average exercise price of $0.76 per share as of September 30, 2000;



     - 807,254 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.51 per share as of September 30, 2000; and



     - an aggregate of 684,600 shares available for future issuance under our 2000 Equity Incentive Plan and our Employee Stock Purchase Plan as of September 30, 2000. See "Management -- Employee Benefit Plans" and Note 8 and Note 12 to the Financial Statements.



If all of our outstanding options and warrants were exercised, the total number of shares of our common stock outstanding would be 16,082,184; the percent of shares purchased by new investors would be 26.4%; the total amount of consideration paid by all stockholders would be $83.4 million; the percent of total consideration paid by new investors would be 61.1%; and the average price per share paid by all existing stockholders, including option and warrant holders, would be $2.74. See "Description of Capital Stock" for information regarding outstanding options and warrants.


If the underwriters' over-allotment option is exercised in full, the following will occur:

     - the percentage of shares of common stock held by existing stockholders after the completion of the offering will be approximately 67.7% of the total number of shares of our common stock outstanding after this offering; and

     - the number of shares held by new investors after the completion of the offering will be 4,887,500 or approximately 32.3% of the total number of shares of our common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


The following selected financial data should be read in conjunction with the Financial Statements, the Notes to the Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are included elsewhere in this prospectus.



The statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999, are derived from audited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from audited financial statements not included in this prospectus. The financial data at September 30, 2000 and for the nine months ended September 30, 1999 and 2000 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal adjustments, necessary for a fair statement of the results of those periods. The financial data for the nine months ended September 30, 2000 are not necessarily indicative of our results to be expected for the entire year.



                                                                                               NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                           --------------------------------------------------------------   -----------------------
                              1995         1996         1997         1998         1999         1999         2000
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Net revenues.............  $       --   $       --   $       --   $      168   $      483   $      304   $    1,231
Cost of revenues.........          --           --           --          339          939          710        1,296
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
Gross margin.............          --           --           --         (171)        (456)        (406)         (65)
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating expenses:
  Sales and marketing....          --          102          361          714        2,233        1,349        2,854
  Research and
    development..........         418        1,929        2,872        3,053        2,566        2,126        1,637
  General and
    administrative.......          76          203          941        1,220        1,160          844        1,113
  Deferred compensation
    expense..............          --           --           --           --          166          106          713
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
         Total operating
           expenses......         494        2,234        4,174        4,987        6,125        4,425        6,317
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
Loss from operations.....        (494)      (2,234)      (4,174)      (5,158)      (6,581)      (4,831)      (6,382)
Interest income
  (expense), net.........           6           33          238           51          337          228          258
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net loss.................  $     (488)  $   (2,201)  $   (3,936)  $   (5,107)  $   (6,244)  $   (4,603)  $   (6,124)
                           ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic and diluted net
  loss per share.........  $    (0.46)  $    (2.03)  $    (3.60)  $    (4.16)  $    (4.38)  $    (3.26)  $    (3.69)
                           ==========   ==========   ==========   ==========   ==========   ==========   ==========
Shares used in computing
  basic and diluted net
  loss per share.........   1,066,220    1,081,672    1,092,923    1,228,702    1,425,997    1,413,946    1,658,423
                           ==========   ==========   ==========   ==========   ==========   ==========   ==========
Pro forma net loss per
  share, basic and
  diluted................                                                      $    (0.68)               $    (0.61)
                                                                               ==========                ==========
Shares used in computing
  pro forma net loss per
  share..................                                                       9,234,823                10,076,580
                                                                               ==========                ==========

                                                    AS OF DECEMBER 31,
                                         -----------------------------------------   AS OF SEPTEMBER 30,
                                         1995    1996     1997     1998     1999            2000
                                         ----   ------   ------   ------   -------   -------------------
                                                                                         (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents..............  $348   $1,122   $5,078   $1,430   $10,916         $5,422
Working capital........................   308      942    4,870      965    10,478          5,135
Total assets...........................   443    1,342    5,404    2,076    11,895          7,349
Total debt.............................    --       --       --    1,610     1,135            680
Convertible preferred stock............     5        7       12       12        20             20
Total stockholders' equity.............   390    1,135    5,156       82    10,256          5,500

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operation in conjunction with our financial statements and their notes appearing elsewhere in this prospectus.

OVERVIEW

Since our inception in January 1995, we have focused on the development of minimally invasive treatments for venous reflux disease. Prior to December 31, 1997 we engaged primarily in research and development in vein treatment technology that culminated in the development of the Closure system, a system that uses radio-frequency energy to treat venous reflux disease in an outpatient setting. We began clinical studies of our Closure system in January 1998. We received the CE mark for our Closure system in December 1998 and 510(k) clearance from the FDA in March 1999. Beginning in May 1999, we focused on the hiring and expansion of our sales and marketing team as we concluded patient enrollment in our ongoing multicenter clinical study of the Closure procedure. In October and November 1999, we launched commercial sales of our Closure system in the United States at meetings of the American College of Surgeons and American College of Phlebology.


To date, we have one system of products, have generated limited revenues, and through September 30, 2000 have incurred cumulative losses of approximately $24.1 million. We expect losses to continue for the foreseeable future.



Our revenues are derived primarily from the sale of disposable intravenous catheters. Radio-frequency generators, required by customers to use the catheters, are sold, leased and rented, or are loaned in exchange for volume purchases of catheter disposables. Generator placement is designed to create a large installed base to facilitate a recurring revenue stream from the sale of catheter disposables. In addition, we derive a small portion of our revenue from the sale of accessory products such as a foot peddle switch and an instrument cable. For the nine-month period ended September 30, 2000, 24% of our revenue was generated from the placement of radio-frequency generators and accessories, while 76% of our revenue was generated from the sale of disposable catheters. The share of revenue generated from disposables has grown from 65% in 1999, and 27% in 1998. We anticipate that revenue from disposables will continue to increase as a percentage of our total revenue as we grow our installed base of generators.


We recognize revenue from the sale of radio-frequency generators, disposable catheters and other accessory products upon shipment of products to customers. Customers who lease radio-frequency generators do so through a third party. We receive and recognize revenue on sales to the third-party lessor at the time of shipment. Revenue from radio-frequency generators rented to customers is recognized over the terms of the rental agreements.


We have recorded revenues from both domestic and international sales of our products. For the nine months ended September 30, 2000, approximately 84% of our sales were derived from sales within the United States. We expect U.S. sales to increase as a percentage of our total sales over time. Our sales in the United States are generated entirely by our direct sales employees. In international markets, we rely primarily on third-party distributors. Our gross margins on sales in international markets through distributors are less than our gross margins on U.S. sales as a result of price discounts to international distributors.



Our cost of sales represents the cost of materials, labor and overhead associated with producing disposable intravenous catheters, the purchase of radio-frequency generators, and depreciation expense associated with loaned and rented radio-frequency generators. Sales and marketing expenses consist primarily of marketing personnel, sales force compensation, including commissions, travel and promotional material, and administrative support for our marketing efforts. Research and development expenses consist primarily of personnel costs, supplies, clinical and pre-clinical studies, and legal fees for the protection of intellectual property. General and administrative costs consist primarily of the cost of corporate operations, personnel, legal fees, accounting fees and facilities.

RESULTS OF OPERATIONS


NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1999



SALES: Sales increased 305% to $1.2 million in the first nine months of 2000 from $304,000 for the same time period in 1999, due primarily to an increase in the number of disposable catheter units sold. The increase was driven by U.S. sales. In the first nine months of 1999, we had not yet launched the Closure product in the United States. By September 30, 2000, 60 U.S. accounts were actively using the Closure system. In the first nine months of 1999, 56% of our revenue was from disposable catheters while 44% was from generators and accessories. In comparison, 76% of revenue in the first nine months of 2000 was from disposable catheters. In the second quarter of 2000 our marketing and sales team began to use two key tools to increase sales: favorable one-year clinical results and positive reimbursement determinations for the Closure procedure by multiple individual insurance carriers.



COST OF SALES: Cost of sales increased 83% to $1.3 million in the first nine months of 2000 from $710,000 for the same time period in 1999. The growth in the cost of sales was attributable primarily to increased catheter units produced and sold. Compared to the first nine months of 1999, the first nine months of 2000 showed a 348% increase in catheters sold. The gross margin for catheters sold during the first nine months of 1999 was negative 326% compared to negative 30% for the first nine months of 2000. The primary reason for the improved gross margin in 2000 was the ability to allocate overhead to a greater number of units produced. The gross margin for generators sold during the first nine months of 1999 was 49% compared to 61% for the first nine months of 2000, reflecting a higher average sales price due to proportionally more sales in the United States where the list price is higher. We began to loan generators to customers in late 1999 and to rent generators to customers in 2000. The gross margin on rented generators in 2000 was 79%. Cost of sales included depreciation expense on loaned and rented generators of $25,000 for the first nine months of 2000.



SALES AND MARKETING EXPENSES: Sales and marketing expenses increased 112% to $2.9 million in the first nine months of 2000 from $1.3 million for the same time period in 1999. The most significant contributor to the increase was the addition of 7 employees as we increased staffing to carry out the fourth quarter 1999 launch of the Closure system. Spending on marketing activities such as direct-to-customer marketing and participation in medical conferences increased 113% from $255,000 in the first nine months of 1999 to $543,000 in the first nine months of 2000. Costs to support the sales and marketing team, such as travel and training, increased 116% to $495,000 in the first nine months of 2000 from $229,000 for the same period in 1998. In the first nine months of 2000, we expensed $310,000 in stock-based, non-cash consulting costs as compared to $2,000 in the corresponding period in 1999. We anticipate that sales and marketing expenses will grow as we continue to increase our direct sales force, expand our international distribution network and engage in activities to further promote product sales.



RESEARCH AND DEVELOPMENT EXPENSES: Research and development expenses decreased 23% to $1.6 million in the first nine months of 2000 from $2.1 million for the same time period in 1999. The decrease in research and development expenses over these periods resulted from the completion of the engineering development for the Closure system and the reduction in clinical research associated with the Closure system. We decreased our research and development staffing by 6 employees from September 30, 1999 to September 30, 2000. The second largest contributing factor to the decrease in research and development expenses was a 68% reduction in expenditures for clinical studies, which decreased from $276,000 in the first nine months of 1999 to $89,000 in the first nine months of 2000. While cash payments for research and development consulting for the first nine months of 2000 decreased by $152,000 from the first nine months of 1999, we expensed $189,000 in stock-based, non-cash consulting costs in the first nine months of 2000 compared to $26,000 in the first nine months of 1999. In the future, we expect research and development expenses to increase due to the development of new products, enhancements to current products and a randomized multi-center study comparing the Closure procedure to vein stripping.

GENERAL AND ADMINISTRATIVE EXPENSES: General and administrative expenses increased 32% to $1.1 million in the first nine months of 2000 from $844,000 for the same time period in 1999. The bulk of this increase was a $127,000 increase in salary and benefit expense as we hired additional personnel to manage our expanding operations. We expensed $47,000 in stock-based, non-cash consulting costs in the first nine months of 2000 compared to $12,000 in the first nine months of 1999. We expect general and administrative expenses to increase in support of growing sales and manufacturing. We will also incur additional reporting and investor-related expenses as a public company.



INTEREST INCOME AND EXPENSE: Interest income net of interest expense increased 13% to $258,000 in the first nine months of 2000 from $228,000 for the same time period in 1999. Interest income decreased 6% over these periods as a result of a lower average cash balance during 2000 due to operating losses. Interest expense decreased 32% due to the declining principle balance on a $2.0 million loan initiated in July 1998.


YEAR ENDED DECEMBER 31, 1999, COMPARED TO YEARS ENDED DECEMBER 31, 1998 AND 1997

SALES: Sales increased 188% to $483,000 in 1999 from $168,000 in 1998, our first year of selling product. Sales in 1998 were principally derived from a discontinued product. Closure disposable catheters represented approximately 65% of revenues in 1999, and international sales accounted for approximately 36% of 1999 revenue. The increase in sales from 1998 to 1999 was due primarily to initiation of the domestic selling effort.

COST OF SALES: Cost of sales increased 177% to $939,000 in 1999 from $339,000 in 1998. The growth in cost of sales was attributable primarily to the increased production of products.


SALES AND MARKETING EXPENSES: Sales and marketing expenses increased 213% to $2.2 million in 1999 from $714,000 in 1998 and increased 98% in 1998 from $361,000 in 1997. The growth in sales and marketing expense was fueled primarily by an increase in the marketing staff from one person in 1997 to three people by the end of 1999, and in the sales team from zero in 1997 and 1998 to seven people by the end of 1999, including our Vice President, Worldwide Sales and Marketing and five direct sales representatives in the United States. The next most significant contributor to the increases in sales and marketing expenses was an increase in marketing activities, such as public relations, production of promotional materials and participation in medical conferences. Costs related to these activities increased from $56,000 in 1997 to $427,000 in 1999. Significant increases also occurred as we expanded services performed under contract by expert reimbursement consultants in France and the United States. Cash-based consulting costs increased from $22,000 in 1997 to $156,000 in 1999. We expensed $7,000 in stock-based, non-cash consulting costs in 1999 as compared to no expense in either 1998 or 1997.


RESEARCH AND DEVELOPMENT EXPENSES: Research and development expenses decreased by 16% to $2.6 million in 1999 from $3.1 million in 1998, and increased 6% in 1998 from $2.9 million in 1997. Research and development expenses were higher in 1998 and 1997 due to expenditures related to products that are no longer in development. Research and development expenditures decreased in 1999 also because of reduced clinical research expenditures and completion of the engineering development for our first generation catheter and generator products. We expensed $42,000 in stock-based, non-cash consulting costs in 1999 as compared to no expense in either 1998 or 1997. During 1999, research and development expenses were related primarily to development of enhancements to our Closure catheters.


GENERAL AND ADMINISTRATIVE EXPENSES: General and administrative expenses were approximately $1.2 million in 1998 and 1999, and increased 30% in 1998 from $941,000 in 1997. An increase in personnel expenses, as we doubled the staff to six by the end of 1999 from three at the end of 1998, was offset by an increased allocation of general and administrative expenses to expanded manufacturing activities. The increase from 1997 to 1998 was primarily attributable to an $83,000 increase in consulting fees and a $55,000 increase in the cost of maintaining our existing facilities. We expensed $20,000 in stock-based, non-cash consulting costs in 1999 as compared to no expense in either 1998 or 1997.

INTEREST INCOME AND EXPENSE: Interest income net of interest expense increased 561% to $337,000 in 1999 from $51,000 in 1998 and decreased 79% in 1998 from
$238,000 in 1997. Interest income increased 188% to $541,000 in 1999 from $188,000 in 1998 due to higher cash levels resulting from completion of a $16.1 million Series D preferred stock financing in March 1999. Interest income decreased 21% in 1998 from $238,000 in 1997 due to higher cash levels in 1997 resulting from completion of a $8.0 million Series C preferred stock financing in May 1997. Interest expense increased by 49% to $204,000 in 1999 from $137,000 in 1998. This increase was due to a full year of interest expense in 1999 on a $2.0 million loan initiated in July 1998. This loan is due to be fully repaid by July 2001. There was no interest expense in 1997.

QUARTERLY RESULTS OF OPERATIONS


The following table sets forth our operating result for each of the eleven quarters ended September 30, 2000. This data has been derived from unaudited financial statements that, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our annual audited financial statements and notes thereto appearing elsewhere in this prospectus. These operating results are not necessarily indicative of results for any future period.


                                                                     QUARTERS ENDED
                          -----------------------------------------------------------------------------------------------------
                           MAR. 31,     JUN. 30,    SEPT. 30,     DEC. 31,     MAR. 31,     JUN. 30,    SEPT. 30,     DEC. 31,
                             1998         1998         1998         1998         1999         1999         1999         1999
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS, UNAUDITED)
Net revenues............  $       81   $       11   $       52   $       24   $      104   $      124   $       76   $      179
Cost of revenues........         109            6          118          106          235          215          260          229
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Gross margin............         (28)           5          (66)         (82)        (131)         (91)        (184)         (50)
Operating expenses:
 Sales and marketing....         129          107          210          268          281          464          604          884
 Research and
   development..........         604          802          576        1,071          653          741          732          440
 General and
   administrative.......         291          275          348          306          272          293          279          316
 Deferred compensation
   expense..............          --           --           --           --            4           42           60           60
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Total operating
        expenses........       1,024        1,184        1,134        1,645        1,210        1,540        1,675        1,700
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Loss from operations....      (1,052)      (1,179)      (1,200)      (1,727)      (1,341)      (1,631)      (1,859)      (1,750)
Interest income
 (expense), net.........          60           42          (27)         (24)          (4)         119          113          109
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net loss................  $     (992)  $   (1,137)  $   (1,227)  $   (1,751)  $   (1,345)  $   (1,512)  $   (1,746)  $   (1,641)
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic and diluted net
 loss per share.........  $    (0.83)  $    (0.93)  $    (0.99)  $    (1.38)  $    (1.00)  $    (1.05)  $    (1.20)  $    (1.12)
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========
Shares used in computing
 basic and diluted net
 loss per share.........   1,190,276    1,217,658    1,240,591    1,265,327    1,342,358    1,444,681    1,453,581    1,465,534
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                     QUARTERS ENDED
                          ------------------------------------
                           MAR. 31,     JUN. 30,    SEPT. 30,
                             2000         2000         2000
                          ----------   ----------   ----------
                               (IN THOUSANDS, UNAUDITED)
Net revenues............  $      317   $      400   $      514
Cost of revenues........         352          451          493
                          ----------   ----------   ----------
Gross margin............         (35)         (51)          21
Operating expenses:
 Sales and marketing....         715        1,256          883
 Research and
   development..........         467          472          698
 General and
   administrative.......         339          345          429
 Deferred compensation
   expense..............         224          224          265
                          ----------   ----------   ----------
       Total operating
        expenses........       1,745        2,297        2,275
                          ----------   ----------   ----------
Loss from operations....      (1,780)      (2,348)      (2,254)
Interest income
 (expense), net.........          97           89           72
                          ----------   ----------   ----------
Net loss................  $   (1,683)  $   (2,259)  $   (2,182)
                          ==========   ==========   ==========
Basic and diluted net
 loss per share.........  $    (1.11)  $    (1.32)  $    (1.24)
                          ==========   ==========   ==========
Shares used in computing
 basic and diluted net
 loss per share.........   1,509,859    1,709,458    1,754,256
                          ==========   ==========   ==========



We had minimal sales in 1998, all of which occurred in Europe. The primary product sold in 1998 was Restore, a predecessor to the Closure product, that used a different technique for treating venous reflux disease. We discontinued sales of the Restore product in June of 1999. Extensive research and development on the Closure product occurred in 1997 through most of 1999. In late 1998 we began selling the Closure product in Europe.



We received FDA market clearance of our Closure system in March 1999, five months earlier than expected. In the second quarter of 1999, we commenced selling the Closure system, hiring our first U.S. sales representatives and expanding marketing activities. We commenced the full launch of commercial sales in the United States at meetings of the American College of Surgeons and American College of Phlebology in October and November 1999. Sales increased steadily from the fourth quarter of 1999 through the third quarter of 2000 aided by the publication of strong clinical results in medical journals, successful reimbursement by a growing number of insurers, and promotional activities that communicated the benefits of the Closure procedure to patients and doctors.



Gross margin was negative through the second quarter of 2000 due to the allocation of fixed overhead costs over relatively low unit sales. The change to a positive gross margin in the third quarter of 2000 reflects improved absorption of fixed overhead costs due to a higher volume of production.

Operating expenses for the third quarter of 2000 included $130,000 in stock-based, non-cash consulting costs, as compared to $289,000 in the second quarter of 2000, $127,000 in the first quarter of 2000, $28,000 in the fourth quarter of 1999 and minimal amounts in prior quarters. Most of this non-cash expense is included within sales and marketing, causing $240,000 of the sales and marketing expense increase from the fourth quarter of 1999 to the second quarter of 2000. This amounted to 65% of the total sales and marketing increase over that time period. Non-cash consulting costs charged to sales and marketing then dropped to zero in the third quarter of 2000, driving the drop that quarter in sales and marketing expenses.



The total number of our employees grew from 36 at March 31, 1999 to 51 at September 30, 2000. We currently plan to double the current sales force of eight to 16 by early 2001 and increase staffing levels in other operating areas.


DEFERRED COMPENSATION EXPENSE


In connection with the granting of stock options to employees, we recorded deferred stock-based compensation during the year ended December 31, 1999 and the nine months ended September 30, 2000 of $557,000 and $2.4 million, respectively. This stock-based compensation is amortized as charges to operations over the vesting periods of the options. We recorded amortization of deferred compensation of $166,000 for the year ended December 31, 1999 and $713,000 for the nine months ended September 30, 2000. For employee options granted through September 30, 2000 we expect to record $2.1 million in additional expense for deferred compensation, amortized as follows: $254,000 in the final quarter of 2000, $990,000 in 2001, $520,000 in 2002, $243,000 in 2003
and $56,000 in 2004. We expect to record in the fourth quarter of 2000 an additional $528,000 of deferred compensation for options granted between September 30, 2000 and October 3, 2000. This stock based compensation will be amortized over the next four years.



We have also issued options to consultants to purchase shares of our common stock in exchange for services. These options vest and are charged to operations at their estimated fair value upon delivery of services. Accordingly, we recorded non-cash consulting costs of $69,000 for the year ended December 31, 1999, and $546,000 for the nine months ended September 30, 2000. As of September 30, 2000, the estimated fair value of unvested options issued to consultants was $321,000. The actual amounts expensed in future periods associated with these options will vary from this amount depending on the fair value of the options when they vest upon delivery of services. For more information regarding stock-based compensation expense, see Notes 2 and 8 to the Financial Statements.


INCOME TAXES

As of December 31, 1999, we had federal and state net operating loss carryforwards of approximately $16.2 million. We also had federal and state research and development tax credit carryforwards of approximately $594,000. These loss and credit carryforwards are available to offset future federal and state taxable income. Federal carryforwards expire at various dates beginning in 2010 and continuing through to 2019, and state carryforwards expire at various dates beginning in 2003 and continuing through to 2004. The amounts of and the benefits from net operating loss and credit carryforwards may be impaired in some circumstances. Events which may cause such limitations include, but are not limited to, sale of equity securities and other changes in ownership. We have provided a full valuation allowance on the deferred tax asset associated with the net operating loss and credit carryforwards because of the uncertainty regarding realization of tax benefits.

SEASONALITY


Historically, leg vein surgery has produced aesthetic problems such as bruising and skin discoloration that have motivated people to defer treatments beyond the summer months, to the fall or winter, when their legs are less likely to be exposed. As a result, our sales may fluctuate seasonally. We have experienced lower sales during summer months, including reduced sales in the third quarter of 1999.

LIQUIDITY AND CAPITAL RESOURCES


                                                                                         NINE
                                                                                        MONTHS
                                                      YEARS ENDED DECEMBER 31,           ENDED
                                                    -----------------------------    SEPTEMBER 30,
                                                     1997       1998       1999          2000
                                                    -------    -------    -------    -------------
                                                                    (IN THOUSANDS)    (UNAUDITED)
Cash and cash equivalents.........................  $ 5,078    $ 1,430    $10,916       $ 5,422
Net cash used in operating activities.............   (3,802)    (5,200)    (5,982)       (4,976)
Net cash used in investing activities.............     (183)       (88)      (235)         (172)
Net cash provided by (used in) financing
  activities......................................    7,941      1,640     15,703          (346)



From inception through September 30, 2000 we financed our operations primarily through private sales, net of expenses, of $28.0 million of convertible preferred stock. An $8.0 million financing in 1997 and a $16.1 million financing in 1999 are reflected in the table above. To a lesser extent, we also financed our operations through a $2.0 million loan, the proceeds of which were received in 1998. As of September 30, 2000, this loan had $680,000 in principal outstanding, bore interest at a rate of 14% per year and was payable in installments through July 1, 2001. As of September 30, 2000, we had $5.4 million in cash and cash equivalents, and $5.1 million in working capital.



Net cash used in operating activities was $5.0 million in the first nine months of 2000, $6.0 million in 1999, $5.2 million in 1998 and $3.8 million in 1997. Cash used in operating activities was attributable primarily to net losses after adjustment for non-cash depreciation and amortization charges and increases in accounts receivable and inventory associated with higher revenues. Accounts receivable increased 85% from December 31, 1999 to September 30, 2000, while sales for the three-month periods preceding these dates increased 187%. The lesser increase in receivables versus sales reflects a growing share of sales from U.S. customers who, in general, pay faster than international customers. While inventory has generally increased since the beginning of 1997, there was a decrease in inventory of $32,000 from December 31, 1999 to September 30, 2000. This small decrease was the result of strong product demand that has not allowed for an increase in inventory to a level reflective of anticipated short-term sales. In 2000 we began to record payments and liabilities for fees associated with this offering. As a result of these fees and business growth, from December 31, 1999 to September 30, 2000, prepaid expenses increased twelve-fold to $788,000, accounts payable increased ten-fold to $420,000 and accrued liabilities increased 61% to $749,000.



Net cash used in investing activities was $172,000 in the first nine months of 2000, $235,000 in 1999, $88,000 in 1998 and $183,000 in 1997. For each of these periods, cash used in investing activities reflected purchases of property and equipment, primarily in manufacturing operations.



Net cash used in financing activities was $346,000 in the first nine months of 2000 because debt repayments exceeded proceeds received upon the exercise of stock options. Net cash provided by financing activities was $15.7 million in 1999, $1.6 million in 1998 and $7.9 million in 1997. Cash provided during these periods was attributable to proceeds from the issuance of stock and debt obligations.



Our manufacturing capacity will need to be increased in late 2000 to accommodate increased revenue and personnel. Capital expenditures, including those relating to manufacturing expansion, between 2000 and 2001 are expected to be approximately $2.0 million.


Our future capital requirements depend on numerous forward-looking factors. These factors include and are not limited to the following:

     -  the success of our product sales;

     -  the margin of our products sold;

     -  the progress and results of our research and development efforts;

     - whether we fund, acquire or invest in complementary businesses or technologies;

     - the costs and timing of obtaining, enforcing and defending our patent and intellectual rights;

     -  the costs and timing of regulatory approvals; and

     -  expenses associated with unforeseen litigation.


For the next several years, we do not expect the cash generated from our operations to meet our future cash needs. We believe that the net proceeds from this offering, together with our current cash balance, and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 18 months. However, we may require additional funds in order to further develop the marketplace, complete clinical studies and deliver new products to our customers. We may seek financing of future cash needs through the sale of equity securities and debt. We cannot assure you that additional financing will be available when needed or that, if available, this financing will be obtained on terms favorable to us or our stockholders. Insufficient funds may require us to delay, scale back or eliminate some or all of our business operations or may adversely affect our ability to operate as a going concern. If additional funds are obtained by issuing equity securities, substantial dilution to existing stockholders may result.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


To date, substantially all of our international sales are denominated in U.S. dollars. Only sales in France, representing less than 1% of total sales, are not denominated in U.S. dollars. Accordingly, we believe that there is currently no material exposure to risk from changes in foreign currency exchange rates.



Our exposure to interest rate risk at September 30, 2000 is related to our investment portfolio and our borrowings. Fixed rate borrowings may have their fair market value adversely affected from changes in interest rates. Floating rate investments may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations, and our interest income may be below our expectations. Further, in the future we may suffer losses in investment principal if we are forced to sell securities which have declined in market value due to changes in interest rates.


We invest our excess cash in debt instruments of the U.S. government and its agencies, and in high quality corporate issuers, via a large money market fund. This fund maintains an average investment maturity of 90 days or less. Due to the short-term nature of these investments, we believe that there is no material exposure to interest rate risk arising from our investments.


At September 30, 2000 we had a term loan with an outstanding balance of $680,000, which bears interest at 14%.


RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. In June 1999, the FASB deferred the effective date of SFAS No. 133 to be effective for quarters of all fiscal years beginning after June 15, 2000. Because we do not currently hold any derivative instruments and do not engage in hedging activities, our management believes that the application of SFAS No. 133 will not have a material effect on our financial position or results of operations.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements," which provides guidance related to revenue recognition based on interpretations and practices followed by the Securities and Exchange Commission. Staff Accounting Bulletin 101 allows companies to recognize any change in revenue recognition related to adopting its provisions as an accounting change at the time of implementation in accordance with APB Opinion No. 20, "Accounting Changes." We do not believe that the adoption of Staff Accounting Bulletin 101 will have a material effect on the financial statements.

                                    BUSINESS

OVERVIEW


We develop, manufacture and market the Closure system, a set of proprietary products targeted at the minimally invasive treatment of venous reflux disease, a progressive condition caused by non-functioning vein valves that is characterized by the poor return of blood from the legs to the heart. Patients suffering from venous reflux disease often experience symptoms such as leg pain, swelling, fatigue, skin changes, skin ulcers and painful varicose veins. The Closure system primarily consists of a radio-frequency generator and disposable single-use catheters. Using the Closure system, physicians employ temperature-controlled radio-frequency energy to heat, shrink, and thereby occlude, or close, diseased leg veins in an outpatient procedure.


We believe the Closure system represents a significant advance in the treatment of venous reflux disease. Based on our clinical studies, the Closure procedure has produced a significant and rapid reduction in patient symptoms and has eliminated reflux in 92% of treated veins examined at 12 months after treatment.

According to a study commissioned by us from an independent consulting group, approximately 25 million people in the United States suffer from symptomatic venous reflux disease, and approximately 1.2 million people seek treatment annually. We believe that if the significant limitations and problems associated with conventional therapies can be overcome, additional symptomatic patients may seek treatment each year. The current standard treatment for venous reflux disease is the removal and tying off of veins, known as vein stripping and ligation. Vein stripping is an invasive procedure performed by surgeons, typically in a hospital setting using general anesthesia, which results in significant patient discomfort and side effects. Physicians can perform the Closure procedure in an office or surgicenter using standard catheter techniques. Because of the minimally invasive nature of the Closure procedure, we believe that it will be an attractive alternative for physicians, vein stripping and ligation patients and those who currently choose to live with their symptoms rather than undergo invasive treatment.

We received 510(k) market clearance from the FDA for the Closure system in March 1999, permitting us to market and sell our Closure system in the United States. We were authorized to affix the CE mark to our product in December 1998, permitting us to market and sell our Closure system in the European Community. We are devoting substantial resources to marketing, production, reimbursement support and the commercial roll-out of the Closure system. Doctors and patients who have used our reimbursement support services have received positive preauthorization determinations from national and regional payors in approximately 90% of instances. Based on the number of catheters sold to date, we estimate that in excess of 2,000 patients have been treated with the Closure system. Our objective is to use our market expertise to become a leading provider of products targeted at vein disorders.

INDUSTRY

OVERVIEW OF VENOUS REFLUX DISEASE


Venous reflux is a progressive disease that advances with age and can result in chronic pain leading to a diminished quality of life and a loss of productivity. A published study estimates that approximately two million work days are lost annually in the United States as a result of symptomatic venous reflux.


Venous reflux is commonly classified as either asymptomatic or symptomatic, depending on the degree of severity. Asymptomatic venous reflux generally involves spider veins or painless varicose veins for which treatment is not a medical necessity. However, patients often seek treatment to eliminate these unsightly conditions. Patients with vein problems that are primarily cosmetic often progress to more advanced stages of symptomatic venous reflux disease.

Persons with symptomatic venous reflux disease are likely to seek treatment due to a combination of symptoms. These symptoms include:

     -  leg pain;

     -  limb heaviness and fatigue;

     -  swollen legs;

     -  painful varicose veins;

     -  skin changes such as discoloration or inflammation; and

     -  open skin ulcers near the ankle.

LEG VEIN ANATOMY AND CAUSES OF VEIN DISEASE

The leg contains three categories of veins, which together comprise a network of blood vessels that allows blood to return to the heart. Deep veins, such as the femoral vein, travel up the center of the leg and transport the majority of blood from the legs. Superficial veins, such as saphenous veins and their branches, carry blood from tissue near the skin and empty into deep veins. Small perforator veins connect larger superficial veins to the deep veins along the length of the leg. When a superficial or perforator vein is either occluded or surgically removed, blood is automatically rerouted into one of the many other veins in the network without any known negative consequences to the patient.

                                   [DIAGRAM]
[Edgar Only description: Diagram of two legs showing deep vein system. Leg shown on left hand side is labeled 'Diseased' and shows an incompetent vein valve. Veins labeled are the greater saphenous vein, perforator veins and deep vein. Leg shown on right hand side is labeled 'Normal' and shows a competent vein value.]

Healthy leg veins contain valves designed to allow blood to move in a one-way direction from the lower limbs toward the heart. These valves open when blood is flowing toward the heart, and close to prevent venous reflux, or the backward flow of blood. When veins weaken and become enlarged, their valves

                                       30
cannot close properly, leading to venous reflux and impaired drainage of venous blood from the legs. This valve failure causes blood pooling in the leg veins, resulting in a concentration of blood pressure where the pooling has occurred. This increase in venous blood pressure leads to dilated veins that often become varicose. As the disease progresses, the varicose veins become painful, leg fatigue can occur, and the limb may become swollen from poor drainage of venous blood. Some of the causes of venous reflux include heredity factors, excessive standing, multiple childbirths, a history of blood clots and age.

Venous reflux is most common in the superficial veins. The largest superficial vein is the greater saphenous vein, which runs from the top of the foot to the groin, where it attaches to the femoral vein, a deep vein. A primary goal in treating symptomatic venous reflux is to eliminate the reflux at its source, usually the greater saphenous vein. This is performed by removing the diseased vein from the normal path of blood flow, causing blood to be rerouted through nearby healthy veins.

MARKET OPPORTUNITY

The independent study we commissioned indicates that approximately 80 million people in the United States have venous reflux disease, of which approximately 25 million are symptomatic. Varicose veins, a common indicator of venous reflux disease, affect up to 15% of adult men and up to 25% of adult women, according to a medical journal article. The independent study also found that approximately 1.2 million of the symptomatic patients seek treatment each year in the United States. Of these 1.2 million patients, we estimate over 800,000 exhibit greater saphenous vein reflux and the attendant symptoms and, we believe, are eligible for treatment with our Closure system.


Surgeons, including vascular and general surgeons, perform vein stripping and ligation procedures. Other treatments for venous reflux are also administered by surgeons as well as by dermatologists and other leg vein specialists, collectively known as phlebologists. While surgeons may treat patients with moderate to severe symptoms, phlebologists treat the majority of venous reflux patients, many of whom exhibit mild to moderate symptoms.



We believe approximately 1,500 U.S. surgeons have a significant vein surgery practice, and an additional approximately 700 U.S. phlebologists, focus much of their medical practice on the treatment of venous reflux disease. Many of these doctors are members of vein oriented medical societies such as the American College of Phlebology, American Venous Forum, Phlebology Society of America and the International Union of Phlebology.


CURRENT TREATMENT ALTERNATIVES

Current treatment alternatives for venous reflux disease and its attendant symptoms can be categorized by whether they treat the underlying cause of the disease or just its symptoms.

TREATING THE CAUSE


Vein stripping and ligation has been the standard treatment for addressing the underlying cause of venous reflux disease. This procedure is performed by surgeons and typically involves general anesthesia in a hospital outpatient setting. Vein stripping and ligation begins with groin surgery to expose and "ligate," or tie off, the diseased greater saphenous vein and surrounding tributary veins. Next, a stripping tool is inserted at the groin, threaded through the saphenous vein along the length of the thigh and removed through the skin just below the knee. The saphenous vein is then tied to the stripping tool, and the tool is pulled from below the knee until it rips the vein from the body. Branch veins connected to the saphenous vein are broken as the saphenous vein is removed from the thigh. Surgeons occasionally opt for the less traumatic treatment of vein ligation without stripping. Ligation alone, however, has a 45% to 65% recurrence rate of venous reflux and varicose veins. In conjunction with vein stripping and ligation, patients often undergo sclerotherapy or phlebectomy to treat visible varicose veins.


Vein stripping and ligation surgery has been presented as effective in many published studies. A clinical study of vein stripping and ligation showed that one year after treatment, recurrent varicose veins were present in only 14% of patients, and venous reflux was present in only 9% of surgically treated limbs. Although vein stripping and ligation treats the underlying cause of venous reflux disease, it is traumatic for the patient. Side effects include bruising, pain, skin discoloration from pooling blood and, in some patients, localized tingling or numbness from nerve injury. Patient recuperation may last two to five weeks.

TREATING THE SYMPTOMS

There are a number of therapies commonly prescribed to address the physiological or cosmetic symptoms of venous reflux disease such as blood pooling in the legs, varicose veins and small spider veins at the surface of the skin. These procedures do not, however, reduce high venous pressure caused by valve failure in the greater saphenous vein, the underlying cause of venous reflux disease. The most conservative of these approaches is to prescribe compression stockings and leg elevation. Compression stockings squeeze the leg from the ankle to the thigh, applying greater pressure to the lower leg than at the thigh, thereby reducing blood pooling in the treated leg while the stockings are being worn. However, compression stockings are hot, uncomfortable and hard to put on and take off. Both leg elevation and compression stockings involve inconvenient life style modifications and, as a result, patient compliance is poor.

Therapies that address spider veins and varicose veins to achieve cosmetic results include laser therapy, sclerotherapy and phlebectomy. In laser therapy, a laser is directed at small surface veins to heat and close them so that they are no longer visible. In sclerotherapy, a solution is injected into a diseased vein causing it to become inflamed and eventually causing it to close. This procedure is used principally to treat spider and small varicose veins near the surface. Both laser therapy and sclerotheraphy frequently require multiple procedures to eliminate varicose veins. Phlebectomy involves removing larger varicose veins near the skin surface. During a phlebectomy procedure, a physician inserts a surgical instrument with a hook on the end into small incisions in the skin, hooks the varicose vein and pulls it out in segments. The procedure is repeated multiple times until each vein to be treated has been removed. Although laser therapy, sclerotherapy and phlebectomy effectively address cosmetic symptoms by destroying or removing varicose veins, their failure to treat the underlying cause of venous reflux disease leads to a higher risk of recurrence if the underlying cause is not treated concurrently. It is common in both vein stripping surgery and with the Closure procedure to adjunctively employ either phlebectomy or sclerotherapy to treat visible varicose veins.

PREVALENCE OF TREATMENT


The independent study estimates that of the 1.2 million symptomatic patients in the United States who seek medical treatment each year for venous reflux disease, nearly half are prescribed compression stockings or leg elevation, approximately 360,000 receive sclerotherapy and approximately 150,000 undergo a phlebectomy procedure. Based on our interaction with patients and doctors, we estimate that over 250,000 of the patients in this pool are offered vein stripping and ligation. The independent study indicates that 150,000 undergo the procedure and the remainder elect less traumatic or no treatment. Based on government health statistics, we estimate that on a worldwide basis, approximately 1 million patients undergo vein stripping and ligation annually.


LIMITATIONS OF CURRENT TREATMENTS

Currently, the only effective methods to treat the underlying cause of venous reflux are vein ligation or vein ligation used in conjunction with vein stripping. These methods have significant drawbacks and limitations, including:

     -  They are invasive procedures requiring groin surgery;

     -  They are typically performed using general anesthesia;

     - They are often performed in a costly setting, such as a hospital operating room;

     - They often result in significant temporary thigh bruising and skin discoloration;

     -  They may cause nerve injury;

     -  They often cause scarring;

     -  They typically involve post-operative pain, discomfort and tenderness;
        and

     -  They typically require a long recuperation time following surgery.

As a result, we believe there is a high demand for a minimally invasive venous reflux treatment that avoids or minimizes the drawbacks of these treatments.

THE VNUS SOLUTION: CLOSURE SYSTEM

The VNUS Closure system offers an innovative treatment option that we believe provides significant clinical benefits to patients suffering from venous reflux disease while addressing many of the drawbacks of current therapies. We believe that the treatment of venous reflux using our Closure system is an attractive alternative to patients currently undergoing other treatments for venous reflux as well as for those who elect to forego treatment.

Using our Closure system, physicians occlude, or close, diseased, large superficial veins such as the greater saphenous vein. This is accomplished by heating the vein using temperature-controlled radio-frequency energy delivered through electrodes on our proprietary catheter. Heating the vein causes collagen in the vein wall to shrink, leading to vein occlusion. Once a vein is occluded, blood is naturally rerouted to healthy veins.


A typical procedure begins with noninvasive ultrasound imaging of the diseased vein on the leg to trace the vein's location. This allows the physician to determine the site below the knee where the Closure catheter will be inserted and to mark the desired final position of the catheter tip. The Closure procedure is performed under local anesthesia to numb the treated leg. After administering the anesthetic to the patient's leg, the catheter is inserted into the leg vein and advanced to the uppermost segment of the vein to be treated. The leg is snugly wrapped with an elastic bandage and fluid is slowly infused into the vein from the tip of the catheter. This creates a near-bloodless field, allowing the catheter to preferentially heat the vein wall and limit the clotting of blood on the catheter electrodes. Noninvasive ultrasound is used to confirm the catheter tip position before applying heat. The physician then activates the radio-frequency generator causing electrodes at the tip of the catheter to heat the vein wall to approximately 85 degrees Centigrade or 185 degrees Fahrenheit at the point of contact. As the vein wall is heated, the catheter is withdrawn at a prescribed rate, shrinking the vein over an extended length as the catheter is pulled from the vein. After treatment, ultrasound imaging is used to assess vein occlusion, the catheter is removed from the body, and a small bandage is placed over the point at which the catheter was inserted. Shortly after the procedure, the narrowed vein becomes fibrous, sealing the interior of the vein walls and redirecting blood flow to healthy veins. Experienced doctors can complete the procedure in 40 to 50 minutes. In conjunction with the Closure procedure, patients often undergo phlebectomy to remove visible varicose veins.


After the Closure procedure, the physician instructs the patient to walk periodically for several days and return within 72 hours for a short ultrasound examination of the treated vein. Many physicians will, at their discretion, prescribe compression stockings to be worn for several days or weeks after the Closure procedure. Compression stockings are, however, not required to produce effective procedure outcomes, but instead are prescribed as a routine item for vein procedures with the goal of enhancing patient comfort in the initial days after treatment.


Based upon data collected from the clinical study of the Closure procedure and from data collected voluntarily by doctors in conjunction with standard product use, there appears to be a low incidence of side effects and complications associated with the Closure procedure. Potential complications associated with the Closure procedure and the corresponding complication rates of vein stripping are shown in the following table.


                    COMPLICATION                      VEIN STRIPPING    CLOSURE PROCEDURE
                    ------------                      --------------    -----------------
Pulmonary Embolism..................................  0.1 to 0.4%            0.3%
Blood clot in deep vein.............................  0.3 to 2.6%            0.9%
Infection...........................................  4.5 to 9.2%            0.3%
Numbness-short term.................................  5.3 to 24.5%          14.6%
Numbness at 12 months...............................  7.1 to 8.0%            3.7%
Skin Burn...........................................       0%                1.7%
Lymphedema (limb swelling)..........................      0.5%                0%



Vein stripping complication rates are reported as a range since no single study has reported a comprehensive review of complications associated with vein stripping surgery. Common side effects from vein stripping, such as bruising, skin discoloration from pooling blood, and pain or discomfort are not quantified, but occur in the majority of patients.



Compared to vein stripping surgery, two potential disadvantages of the Closure procedure include the absence of longer term clinical data and the risk of skin burns that have been reported in less than 2% of treatments. We believe that a physician will determine if the Closure procedure is a viable treatment option based upon the aforementioned risks and whether the existing 12-month follow up results described below will persist with longer term follow up.


BENEFITS OF THE CLOSURE PROCEDURE

Based on clinical experience to date, we believe the Closure procedure has the following benefits:

MINIMALLY INVASIVE. With the Closure procedure, a patient can avoid invasive groin surgery and be treated under local anesthesia with a catheter technique using only a small skin puncture.

LESS POST-OPERATIVE DISCOMFORT. Due to the less invasive nature of the Closure procedure, we believe it results in less post-operative discomfort for the patient and faster healing, allowing the resumption of normal activities more quickly than after vein surgery.


COSMETICALLY APPEALING. We believe that because the Closure procedure does not require the diseased vein to be ripped from the thigh, as with vein stripping surgery, treatment with the Closure system results in significantly less thigh bruising, skin discoloration and scarring. We believe this results in a cosmetically attractive option for the patient.



TREATS UNDERLYING DISEASE. The Closure procedure treats the source of venous reflux, thereby reducing the venous pressure that causes varicose veins and other symptoms. Data from our clinical trial and post-market registry indicate that the Closure procedure has eliminated saphenous vein reflux in 92% of treated veins examined at both six and 12 months after treatment. In comparison, published studies indicate that vein stripping eliminated saphenous vein reflux in 91% of veins examined at 12 months after treatment.


PRONOUNCED AND RAPID RELIEF OF SYMPTOMS. Our clinical data to date shows that the Closure procedure can result in fast and pronounced relief of leg pain, swelling, leg fatigue and varicose veins with only one treatment. These data include the results of our clinical trial as well as post-FDA clearance clinical registry data provided to us by physicians using the Closure system. The following table sets forth our data with respect to the incidence of venous reflux and patient symptoms following use of the Closure procedure.

                                                                % OF LEGS WITH CONDITION
                                                 -------------------------------------------------------
                                                                             POST TREATMENT
                                                                 ---------------------------------------
                                                                 WITHIN ONE
                                                 PRE-TREATMENT      WEEK      SIX MONTHS   TWELVE MONTHS
                                                 -------------   ----------   ----------   -------------
UNDERLYING DISEASE
  Venous reflux................................       100%           1.9%         8.2%          8.1%
SYMPTOM
  Leg pain.....................................      82.9%          23.8%         5.8%          2.2%
  Swelling.....................................      29.8%           5.9%         1.4%          0.7%
  Leg fatigue..................................      73.1%           8.8%         1.4%          2.2%
  Varicose veins...............................      95.3%           9.4%        10.6%          5.9%
  Number of limbs examined.....................       346            307          207           134

By comparison, one study of vein stripping reported the presence of varicose veins at 12 months after treatment in 14% of limbs treated. Based on these limited data, we believe the Closure procedure will produce long-term relief of symptoms at a rate similar to that of vein stripping and ligation surgery, but with less trauma to the patient.

INCREASED ACCESS TO TREATMENT. The Closure procedure is a catheter based procedure rather than an open surgical procedure. As a result, it can be performed using local anesthesia in a physician's office or surgicenter, unlike vein stripping which is typically performed with general anesthesia in an expensive hospital operating room setting. This creates the opportunity for reduced costs and a broader variety of physicians to treat the underlying condition of venous reflux. Non-surgeons who previously needed to refer many patients with symptomatic venous reflux to a surgeon for treatment of the underlying problem now have the option to provide complete treatment themselves. We believe this will allow patients greater access to comprehensive and effective vein treatment.

BUSINESS STRATEGY

Our goal is to become the leading provider of products targeted at the treatment of vein disorders. To achieve this goal, we have implemented a business strategy with the following elements:

TARGET VEIN TREATMENT SPECIALISTS AND PATIENTS WHO NEED TREATMENT. During the next year we plan to double our direct sales force to more effectively target the approximately 1,500 U.S. surgeons and approximately 700 U.S. phlebologists who perform vein treatments. These physicians' memberships in vein-oriented professional organizations and attendance at vein-related medical conferences and trade shows enable us to efficiently identify and target them for our marketing efforts. Through our education and training, we intend to demonstrate the significant advantages of the Closure procedure to these physicians. We also intend to fuel our growth by supplementing our physician-oriented campaigns with direct-to-consumer initiatives, including aggressive use of the Internet. We market the Closure procedure as an alternative to vein stripping and as a solution for those patients who have previously shunned vein stripping and other treatment options.

PROVIDE REIMBURSEMENT SUPPORT TO PHYSICIANS. We believe that our current success in securing reimbursement for the Closure procedure will continue to facilitate market acceptance. Accordingly, we have developed a reimbursement support team which uses positive existing reimbursement results and clinical data to assist physicians in securing reimbursement and challenging pre-authorization denials. This team also works with insurance companies in an effort to keep them informed about the clinical and economic benefits of the Closure procedure and about the recent positive reimbursement decisions of their industry peers. We believe that the recent publications of peer-reviewed clinical papers in prominent industry journals should facilitate continuing success at obtaining additional insurance approvals.

DEVELOP AND PUBLISH CLINICAL OUTCOMES ASSOCIATED WITH OUR VEIN TREATMENT PRODUCTS. We sponsor and support post-approval clinical studies which illustrate the benefits of the Closure procedure to physicians, payors and patients. These studies also serve to support existing cleared indications, as well as new product submissions. Consistent with this objective, we are conducting a randomized controlled trial of the Closure procedure versus vein stripping that we believe will be the first multi-center trial comparing vein stripping to other treatment alternatives. In this trial, patients are randomly assigned to receive vein stripping surgery or treatment with the Closure system and the outcomes from each treatment are compared. As an extension of our clinical trials, we sponsor a registry in which physicians supply data on the outcomes of the Closure procedure. Data from this registry have been published in medical journals.

GENERATE RECURRING REVENUE FROM DISPOSABLE PRODUCTS. Physicians performing the Closure procedure must use a new disposable catheter for each patient procedure. This provides us with a recurring revenue stream from each radio-frequency generator in our installed base. We plan to expand our recurring revenue stream by adding new proprietary disposables and accessories.

LEVERAGE OUR RELATIONSHIPS IN THE VEIN TREATMENT MARKET BY ADDING PRODUCTS TARGETED AT VEIN DISORDERS. We have significant market expertise in the vein treatment market and have developed relationships with physicians who practice in this market. We intend to leverage these relationships to offer new products. We are exploring the development of additional products which will target the venous therapy market and enhance our existing products. We intend to supplement our internal development efforts by pursuing the acquisition and licensing of complementary technologies and products that will allow us to broaden our product line and leverage our distribution network.

PRODUCTS

The Closure system consists of single-use disposable intravenous catheters, a radio-frequency generator and accessory products such as an instrument cable to connect the generator to the catheter and a foot switch to activate the generator.

DISPOSABLE INTRAVENOUS CATHETERS

The primary components and features of our catheters include:

     - A SET OF COLLAPSIBLE ELECTRODES LOCATED AT THE TIP OF THE CATHETER. The electrodes are initially contained within a retractable protective sheath. The physician uses a switch in the handle of the catheter to retract the sheath, causing the electrodes to expand and contact the inner wall of the vein to be treated. These electrodes use radio-frequency energy supplied by a generator to resistively heat the vein wall. The electrodes are configured to produce uniform heating on all sides of the vein wall and a localized zone of heating within the vein wall to limit damage to surrounding tissue.


     - A TEMPERATURE SENSOR LOCATED ON ONE OF THE ELECTRODES. To achieve the desired vein occlusion, the temperature sensor measures and transmits the temperature of the vein wall to the radio-frequency generator for power level adjustment and for digital display. This sensor is monitored approximately 50 times per second. This near-continuous monitoring enables the generator to deliver the minimal amount of power necessary to deliver a consistent temperature and to heat the vein wall to approximately 85 degrees Centigrade or 185 degrees Fahrenheit.


     - A LUMEN EXTENDING THE LENGTH OF THE CATHETER. During the Closure procedure, a saline solution is introduced into the vein through a hollow tube, or lumen, that runs through the length of the catheter, flushing blood from the portion of the vein to be heated. If desired by the physician, a standard size guide wire can be threaded through the lumen so that the catheter can be more easily navigated through the vein.

     - A FLEXIBLE SHAFT WITH PULLBACK MARKINGS. The catheter has a flexible shaft running from a handle to the protective sheath. The catheter shaft is marked in one centimeter increments to assist the physician performing the Closure procedure in withdrawing the catheter at the prescribed rate of pullback.

We currently offer two catheter models for use in the Closure procedure, each of which is designed to be used exclusively with the VNUS radio-frequency generator. The diameter of each catheter model is designed to be smaller than the vein to be treated. Additionally, our catheter models each have a different number of electrodes. This feature is designed to produce uniform heating in the range of vein sizes to be treated with the appropriate model catheter. Our CL-504 model has a 1.7 millimeter diameter protective sheath and has four collapsible electrodes. This model is designed for the treatment of saphenous veins with a diameter ranging from 2 to 8 millimeters. Our CL-812 model has a
2.7 millimeter diameter protective sheath and has 12 collapsible electrodes. This model is designed for the treatment of saphenous veins with a diameter ranging from 4 to 12 millimeters. Each catheter model is produced in lengths of 45, 60 and 100 centimeters for use in various lengths of veins. Our catheters are designed to be used in treating venous reflux in the saphenous veins, the underlying cause of venous reflux disease, and are not currently used in the treatment of other veins.

RADIO-FREQUENCY GENERATOR

The radio-frequency generator is used during the Closure procedure to deliver energy to the catheter through an instrument cable, causing the collapsible catheter electrodes to heat the inside of the vein wall to the target temperature. The radio-frequency generator is controlled by proprietary software which allows it to recognize each catheter model and to automatically select the appropriate algorithm for that catheter's use. Our radio-frequency generator can be manufactured to operate on either 110 volts or 220 volts. The radio-frequency generator has a digital display panel that can be configured for multiple languages and provides readings of:

     -  the temperature of the vein wall at the point energy is applied;

     -  the power used during treatment;

     - the impedance, or amount of resistance between electrodes, so that the physician can determine whether the collapsible electrodes are maintaining adequate contact with the vein wall; and

     - the time elapsed during the procedure in one second increments so that the rate at which the catheter is removed from the vein can be properly monitored.

SALES AND MARKETING

We have focused our sales and marketing efforts on increasing awareness of our Closure system among physicians with an active vein treatment practice, including vascular and general surgeons and phlebologists. We estimate that there are approximately 1,500 surgeons in the United States who incorporate venous therapy as a significant part of their practice and approximately 700 additional phlebologists who perform vein treatments. We consider both surgeons and phlebologists to be potential users of the Closure procedure.

We have eight direct sales representatives in the United States and intend to expand this sales force to 16 sales representatives in 2001 to further penetrate the market. Our marketing group, consisting of two marketing product managers and one director of marketing, supports our sales representatives primarily through two initiatives. The first initiative focuses on educating and training our sales representatives and the physicians interested in performing the Closure procedure. The second initiative assists physicians in marketing the Closure procedure to their patients. Physician training and clinical support is provided primarily by our sales force and is sometimes supplemented with one-on-one training by experienced Closure physicians. We also create and make available an expansive array of support tools such as patient videos, brochures and patient testimonials designed to help physicians educate patients on the many benefits of the Closure procedure.

Patients often become aware of the Closure procedure upon the recommendation of their physician. Patients have also contacted their physicians regarding the Closure procedure as a result of seeing our marketing campaigns or a related news story. We have accordingly sought to educate potential patients through advertisements and articles in prominent magazines, newspapers, and on Internet sites and local and national television. We have also established an Internet site on which we provide information to patients and physicians interested in the Closure procedure. We believe this patient oriented marketing is a vital element of our strategy, and our marketing group is primarily responsible for managing this effort.



We estimate that there are approximately 2,600 vein-oriented physicians in Europe. To reach these doctors, we market our products in selected international markets primarily through exclusive distributors. We also employ a consultant in France who is responsible for direct sales in France as well as for managing two of our distributors. Our international effort is supplemented by a distribution center in Maastricht, The Netherlands, to better serve our European customers. Our international network of distributors currently market and sell our products in Austria, Brazil, Finland, Italy, The Netherlands, Spain, Sweden, Switzerland and the United Kingdom. We plan to enter into further distribution agreements on a market-by-market basis.



In 2000, sales to no single customer accounted for more than 10% of our revenue. In 1999, sales to Morristown Memorial Hospital accounted for 13% of our revenue and in 1998 sales to two of our distributors, Prodeko and Sigma Medical, accounted for 48% and 12% of our revenue, respectively.


REIMBURSEMENT

In the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay a significant portion of a patient's medical expenses. A uniform policy of reimbursement does not exist among payors. Therefore, reimbursement can be quite different from payor to payor. To date, we have worked directly with physicians and private insurers to seek reimbursement for individual procedures from local, individual payors in the United States. When physicians and patients have used the reimbursement support services that we offer to obtain insurance preauthorization for the Closure procedure, affirmative preauthorization has been received in over 90% of instances. We believe continued success in obtaining third-party reimbursement will be important for the widespread adoption of the Closure procedure.

We dedicate significant resources to assisting our customers in obtaining payment from insurers. Our experienced reimbursement team works directly with physicians and their office personnel, hospital and surgicenter personnel and patients to:

     -  submit and obtain pre-authorization of benefits from insurers;

     -  challenge pre-authorization denials using clinical data; and

     - provide insurers the necessary data in order to create carrier-specific reimbursement codes for the Closure procedure.

A key element in the approval of any new technology is the availability of published peer-reviewed clinical data. We believe the recent publication of clinical papers in prominent journals and the anticipated publication of several additional articles will help facilitate future insurance approvals. As of September 22, 2000, there are three published reports in peer-reviewed medical journals discussing the effects of our venous therapy. An additional three manuscripts related to our venous technology are pending publication, and over 20 abstracts have been presented at medical conferences by both physicians affiliated with us as clinical and scientific advisors and unaffiliated physicians.

We have used experienced reimbursement consultants to help guide our strategy and provide contacts within the private insurance industry. These consultants have participated in the processes used by insurers to evaluate and approve new devices and procedures.

Several physicians have reported success in obtaining payment for the Closure procedure directly from their patients. These physicians are accustomed to being reimbursed for their services through patient self-pay, primarily due to the fact that their existing cosmetic vein procedures are not typically reimbursed by insurance.

Using established medical reimbursement codes, our customers have successfully received positive determinations for reimbursement of individual Closure procedures. There have, however, been a smaller number of unfavorable reimbursement decisions. Also, neither we nor our customers have sought any reimbursement determinations from a private insurer that would have the effect of pre-approving reimbursement for the Closure procedure on a national level. In addition, we are not aware of any submission for a reimbursement decision from any government-sponsored insurance program such as Medicare, or of whether such programs have considered reimbursement of the Closure procedure. If national policy makers decide not to reimburse the Closure procedure, their regional counterparts may no longer be allowed to individually reimburse the Closure procedure. Additionally, some payors may wait for national policy decisions before deciding to reimburse the Closure procedure. Accordingly, we cannot be certain that we will continue to obtain favorable reimbursement determinations. We believe that a key to our success in obtaining reimbursement in the future will be the development of longer term data demonstrating an effectiveness of the Closure procedure comparable to that of vein stripping and ligation. See "Risk Factors -- If insurance companies refuse to reimburse health care providers for our Closure procedure, physicians, hospitals and other health care providers may be reluctant to use our products and sales may decline."

To obtain favorable reimbursement decisions in the future, we will need to overcome a number of challenges. The advent of contracted rates per procedure has made it difficult to receive reimbursement for disposable products, even if the use of these products improves clinical outcomes. In addition, many health care providers are implementing a managed care system in which providers contract to provide comprehensive health care for a fixed cost per person. Managed care providers are attempting to control the cost of health care by authorizing fewer elective surgical procedures. We anticipate that in a prospective payment system, such as the diagnosis related group system used by Medicare, and in many managed care systems used by private health care payors, the cost of our products will be incorporated into the overall cost of the procedure and that there will be no separate, additional reimbursement for our products. As a result, we cannot be certain that the clinical benefits and the opportunity for cost savings that we believe can be derived from the use of our products will result in adoption of the Closure system by hospital administrators and physicians.

Market acceptance of our products in international markets will also be dependent, in part, upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country and include both government-sponsored health care and private insurance. We have initiated efforts to obtain local reimbursement decisions in France using clinical data from our Closure procedure registry. As a result of these efforts, the French government has established a panel to advise it regarding a national decision. We do not expect that any decision will be made prior to 2001, and cannot assure you that any such reimbursement decision will be timely or, if made, that it will be favorable to us. We also intend to seek other international reimbursement approvals, although we cannot assure you that any such approvals will be obtained in a timely manner, if at all.

RESEARCH AND DEVELOPMENT

We have a product development program dedicated to developing and enhancing products for the treatment of vein disease. In response to physician feedback, we are continually working on enhancements to the designs of our products and procedures to improve patient outcomes, increase ease-of-use, and shorten procedure time. In addition, we are exploring the development of new products with expanded applications in the treatment of vein disease. From time to time, we may consider the acquisition of companies or the acquisition or licensing of technology or complementary products, although we have not currently undertaken to do so.

We conduct clinical research activities to support our product development efforts. We perform preclinical studies for the development and evaluation of new products and procedural techniques. We also manage the clinical studies of our products conducted by investigators and institutions studying the clinical outcomes produced by our products. In addition to administrative support and funding, the clinical research group assists investigators in writing protocols and collecting data when necessary. We have initiated a pilot randomized controlled trial of the Closure procedure versus vein stripping and ligation surgery to compare short-term clinical outcomes between the two treatments.


In 1997, 1998, 1999 and the nine months ended September 30, 2000, we expensed $2.9 million, $3.1 million, $2.6 million and $1.6 million, respectively, on research and development activities.


MANUFACTURING


Our manufacturing operations, located in our 9,100 square foot facility in Sunnyvale, California, are focused on the production of our disposable products. We manufacture, package and label our disposable catheters in-house and we outsource the manufacturing of our radio-frequency generator and related components. The manufacturing process for our disposable catheters includes the assembly, testing, packaging, sterilization and inspection of components that have been manufactured by us or to our specifications by outside contractors. Our quality assurance group independently inspects to verify, at various steps in the manufacturing cycle, that each lot of components and finished products are compliant with our specifications and applicable regulatory requirements. We anticipate that our current manufacturing facilities will not serve our needs adequately beyond the end of 2000. We intend to seek alternative space to house our facilities in a time frame that will not disrupt our manufacturing activities. Depending on when we obtain additional space, we may add an additional operating shift to supplement production in the interim.


Our radio-frequency generator is manufactured to our custom specifications by a third-party supplier. This supplier has been a sole source supplier of radio-frequency generators to us for approximately four years under a mutually exclusive arrangement and is a supplier of medical device radio-frequency generators for several other companies. Our relationship with this supplier has been conducted under a binding letter of intent for over three years and have entered into an agreement with this supplier for the warranty and service of our radio-frequency generator.

We purchase components used in our disposable products from various suppliers and believe that most of the components we purchase are available from more than one supplier. For those components for which there are relatively few alternate sources of supply, we believe that we could establish additional or replacement sources of supply in a timely manner to meet the requirements of our business, although we cannot be sure of this. We have not obtained contractual commitments from our suppliers to continue to supply products to us, nor are we contractually obligated to continue to purchase from a particular supplier.

Our quality assurance systems are required to be in conformance with the Quality System Regulations, or QSR, as mandated by the FDA. We received ISO 9001/EN 46001 certification in October 1997 and we believe that we are in conformance with the Medical Device Directive, or MDD, for sale of products in Europe. We inspect incoming components, and inspect and test products both during and after the manufacturing process. We also inspect our packaged products and audit the sterilization process to ensure quality products. Sterilization testing is processed at an outside certified laboratory to verify the effectiveness of the sterilization process. This supplier is also an ISO 9002 certified and FDA registered company.

We do not have experience manufacturing our products in the volumes that will be necessary for us to achieve significant commercial sales, and we cannot assure you that we can establish high-volume manufacturing capacity in an efficient manner. Efficient, low cost manufacturing is an important part of our plans to increase our gross margins. We intend to use a portion of the proceeds from this offering to expand our manufacturing staffing and facilities, develop our marketing and distribution expertise and to establish large-scale manufacturing capabilities.

Our catheter is sterilized by electron beam irradiation, a process commonly used in medical applications. A single supplier that is ISO 9002/EN 46002 certified and registered with the FDA provides this service for us. If the services of this subcontractor were interrupted, we are aware of an alternative supplier that is capable of providing the service. However, we cannot assure you that we would be able to obtain regulatory approval for the alternative supplier prior to the occurrence of any disruption in our manufacturing process.

PATENTS AND PROPRIETARY TECHNOLOGY

We believe that in order to have a competitive advantage we must develop and maintain the proprietary aspects of our technologies. To this end, we file patent applications to protect technology, inventions and improvements that we believe are significant to the growth of our business. We have filed 27 patent applications, of which nine are related to our Closure products. From these nine filings we have received two notices of allowance relating to Closure products, and seven Closure apparatus or method patent applications remain pending.

We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all inventions conceived during the work day, using our property or which relate to our business. Despite measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Finally, our competitors may independently develop similar technologies. See "Risk Factors -- Our success will depend partly on our ability to operate without infringing or misappropriating the proprietary rights of others."


The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into our market increases, the risk of an infringement claim against us grows. While we attempt to ensure that our products do not infringe other parties' patents and proprietary rights, our competitors may assert that our products and the methods we employ are covered by U.S. patents held by them. In addition, our competitors may assert that future products we may market infringe their patents. See "Risk Factors -- We are susceptible to an intellectual property suit because the medical device industry is litigious."



In April 1997, Dr. Michael D. Laufer, one of our founders, and Menlo Ventures, one of our significant stockholders, assigned to us ownership of several inventions for use in the areas of chronic venous insufficiency, hemorrhoid treatments, endovascular treatments for impotence and the treatment of esophageal varices. These inventions are covered by patents and by patent applications that we are currently prosecuting and are separate from those patents we have sought for the Closure system. There are 11 such Laufer patents and patent applications, three of which are unrelated to our products, five of which are related primarily to the Restore product, our discontinued predecessor product, and three of which are related to the treatment of hemorrhoids and esophageal varices. In exchange for this assignment, we agreed to not use these patents and patent applications in other specified areas such as urinary incontinence, the treatment of kidney stones and the treatment of heart and pulmonary disease. Some of the technology used in the Closure system may be covered by the Laufer patent applications. However, since these patent applications have been assigned to us, we own the technology and have full rights to apply it in the field of venous insufficiency treatment, our target market. If we were to determine that it was in the best interest of our company to develop other products in reliance on these pending patents for use in the excluded markets, we could be unable to do so. We do not currently believe, however, that this potential limitation will adversely affect our sales, marketing or further development of the Closure system.

COMPETITION

The medical device industry is subject to intense competition and short product lifecycles. New products that attempt to displace traditional medical techniques must demonstrate clinical safety and effectiveness to gain adoption among physicians. Furthermore, minimally invasive procedures must be easy enough to perform to allow doctors to learn the procedure without extensive education and training that could hinder adoption. Finally, the cost of new procedures must be competitive with existing procedures to be accepted by health care providers and payors. Our success will be based partly on our ability to meet the clinical and economic needs of our customers and patients.

Our principal competition is conventional vein stripping and ligation surgery, and to a lesser extent vein ligation surgery without stripping. These procedures are well established among physicians who treat leg vein disease, have extensive long-term data, are routinely taught to new surgeons and have remained relatively unchanged for the past 40 years. Published studies indicate that at 12 months after treatment vein stripping and ligation has eliminated venous reflux in 91% of treated limbs and ligation surgery without vein stripping has eliminated venous reflux in 73% to 75% of treated limbs. While sclerotherapy and phlebectomy procedures treat varicose veins, we believe that these procedures are complementary to the Closure procedure because they do not treat saphenous vein reflux, the underlying cause of varicose veins.


New procedures may also compete with the Closure procedure. One such competitor is ultrasound-guided sclerotherapy injections of the saphenous vein. The goal of this procedure is to occlude the saphenous vein and eliminate venous reflux; however, the product labeling for the only solution available in the United States for use in sclerotherapy indicates that this solution is improper or undesirable for use in veins with significant vein valve incompetence. Reflux in the saphenous vein, where the Closure procedure is employed, is considered to be caused by significant vein valve incompetence.



We have also observed early stage clinical reports by doctors who have used fiber optics and commercial laser systems to deliver energy inside a diseased vein to heat and occlude the vein. Other treatment methods seek to occlude diseased veins by clotting the blood in the vein using electrical or radio-frequency energy. Several companies in Europe have developed systems and probes to occlude veins in this manner. One company, ESC Medical, issued a press release in December of 1998 describing the acquisition of intellectual property for the radio-frequency treatment of varicose veins with a disposable catheter. We are not aware of subsequent clinical reports or press releases by ESC Medical in this regard. We believe these clotting methods have limited effectiveness since the blood clot is often dissolved by normal body activities, causing many of the treated veins to reopen.


We believe that the principal competitive factors in the market for the treatment of vein disease include:

     -  improved patient outcomes;

     -  approval of reimbursement by health care payors;

     -  the publication of peer-reviewed clinical studies;

     -  product quality;

     -  cost effectiveness;

     -  acceptance by leading physicians;

     -  ease of use for physicians;

     -  sales and marketing capability;

     -  timing and acceptance of product innovation; and

     -  patent protection.

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

GOVERNMENT REGULATION

UNITED STATES

Our products are regulated in the United States as medical devices by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDC Act, and require clearance of a premarket notification under Section 510(k) of the FDC Act or approval of a PMA application, under Section 515 of the FDC Act prior to commercialization. Pursuant to the FDC Act, the FDA regulates, among other things, the following aspects of medical devices:

-  research;                           -  record keeping;
-  clinical testing;                   -  reporting of adverse events;
-  manufacturing;                      -  corrective actions and removals;
-  safety and efficacy;                -  recalls;
-  labeling;                           -  distribution; and
-  storage;                            -  sales.


In addition, in conjunction with the Federal Trade Commission, the FDA regulates the advertising and promotion of the medical devices in the United States. Failure to comply with the applicable requirements can result in sanctions such as warning letters, fines, injunctions, civil and criminal penalties against us, our officers, and our employees, recall or seizure of products, total or partial suspension of production, refusal of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and recommendation that we not be permitted to enter into government contracts.


We have received 510(k) clearance to market the Closure system. We do not presently have any 510(k) or PMA submissions pending at the FDA. According to FDA regulations, a new 510(k) clearance is necessary for modifications to existing devices on the market when the change or modification significantly affects the safety or effectiveness of the device. This includes a significant change in design, material, chemical, composition, energy source, manufacturing process, or a change in the intended use or indication of the device. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. We have made modifications to the cleared Closure system, such as adding pullback markings on the catheter shaft, which we believe do not require the submission of a new 510(k) notification. We cannot assure you that the FDA would agree with any of our decisions not to seek a new 510(k) or PMA. If the FDA disagrees with us and requires us to submit a new 510(k) or PMA for any prior modification, we may be prohibited from marketing the modified device until we obtain a new 510(k) clearance or we may have to recall the modified device.

Any material changes, major design changes, changes to the safety and efficacy of the product, new claims or indications for use, and new technology with no prior history of use in medical devices are subject to a new 510(k) clearance requiring a rigorous demonstration of substantial equivalence to a currently marketed device and or clinical trials.

It generally takes 90 to 120 days from the date of the submission to obtain clearance of a 510(k) submission, but it may take longer. While we have been successful to date in obtaining regulatory clearance of our products through the 510(k) notification process, our future products may not meet the requirements for 510(k) clearance. If the FDA concludes that any product does not meet the requirements for 510(k) clearance, then a PMA application would be required and the time required for obtaining regulatory approval would be significantly longer.

As described earlier, once 510(k) clearance or PMA approval has been received, any products that we manufacture or distribute are subject to extensive and continuing regulations by the FDA.

We have registered our facility with the FDA as a medical device manufacturer. We have obtained our manufacturing license from the California Department of Health and Services, or CDHS. We are subject to periodic inspection by both the FDA and CDHS for compliance with Good Manufacturing Practices, or GMP, and Quality System Regulations, or QSR, and other applicable regulations. Pursuant to obligations under these regulations, we are required, among other things, to maintain our documents and records in a prescribed manner and follow quality assurance procedures with respect to manufacturing, testing and control activities. The same regulations and requirements are applicable to the third-party suppliers and manufacturers of our products and to the third party that sterilizes our products. We cannot assure you that these third parties and we can avoid problems involving regulatory compliance, product recalls or quality control and quality assurance.


We must also comply with Medical Device Reporting, or MDR, regulations which require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury, or in which our product malfunctioned and, if the malfunction were to recur, it would likely cause or contribute to a death or serious injury. As of August 8, 2000 we have submitted four MDRs. In one case, a thrombus, or blood clot, was noticed four days after the Closure treatment. In two cases, the patient developed a pulmonary embolism. In each of these cases the patients were treated with appropriate drug therapies and the symptoms were no longer evident. We believe that none of these three incidents were caused by design faults in the product. The fourth MDR reported the discovery of a damaged sterile package by a VNUS employee. We did not have any reports of damaged packages or compromised patient safety from our customers. We inspected all accessible suspect in-house and field inventories and did not find any additional damaged packages. We also informed the FDA about this voluntary field corrective action and no further notification was required. The matter was resolved uneventfully.


INTERNATIONAL

International sales of our products are subject to strict regulatory requirements. The regulatory review process varies from country to country. We have obtained the necessary clearances or approvals to market the Closure system in European Union member countries, Canada, Australia, New Zealand and Brazil. Our distributors have initiated the regulatory process in South Korea. We also intend to seek regulatory approvals in other international markets; however, we cannot assure you that we can obtain such approvals on a timely basis or at all. Failure to comply with any of the international standards and regulations may preclude us from selling our product in a particular market or multiple markets. We cannot assure you that we will be successful in complying with the requirements of each individual country or market.

For European distribution, we have received ISO 9001/EN46001 certification and the CE Certificate pursuant to the European Union Medical Device Directive 93/42/EEC, allowing us to CE mark our products after assembling appropriate documentation. The quality system standards such as ISO 9001/ EN46001 have been developed to establish common language, methods and procedures for maintenance of quality worldwide. The CE mark eliminates the need to obtain regulatory approvals from each member country of the European Community.

PRODUCT LIABILITY AND INSURANCE COVERAGE

The development, manufacture and sale of medical products entails significant risk of product liability claims. We have general and product liability insurance coverage. We believe we carry limits that are consistent with the level of coverage held by other companies in the medical device industry. We have not been subject to any product liability claims to date. However, we have notified our product liability insurer of the potential for a claim associated with one patient's skin burn which occurred in November 1998. We have modified the recommended protocol for the performance of the Closure procedure to eliminate this problem and have not since received any reports of any recurrence. We believe our level of liability insurance coverage provides us with adequate protection against the risks associated with general and product liability claims.

We have reported to the FDA instances in which blood clots were reported in connection with performance of our Closure procedure. In two particular instances a blood clot caused by the Closure procedure migrated to the patient's heart causing a pulmonary embolism. In each of these cases the patients were treated with appropriate drug therapies and the symptoms were no longer evident. We believe that none of these three incidents was caused by design faults in the product.

For a discussion of potentially serious complications reported from the Closure procedure see "Business -- The VNUS Solution: Closure System."

EMPLOYEES


As of September 30, 2000, we had 51 employees, consisting of 7 in research and development, 19 in manufacturing, 15 in sales and marketing, 2 in clinical research, 3 in quality assurance and 5 in general and administrative functions. From time to time we also employ independent contractors to support our engineering, marketing, sales and support, clinical and administrative organizations.


FACILITIES


We are headquartered in Sunnyvale, California, where we lease approximately 9,100 square feet in two side-by-side units of a building for office, research and development and manufacturing space under a single lease expiring January 31, 2001. While we project that we will require additional manufacturing capacity in late 2000, we believe that suitable additional or substitute space will be available to satisfy our requirements.


LEGAL PROCEEDINGS

From time to time we may be a party to various legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES


The following table sets forth specific information regarding our executive officers, directors and key employees as of October 5, 2000:



                NAME                   AGE                            TITLE
                ----                   ---                            -----
Brian E. Farley......................  43     President and Chief Executive Officer, Director
Connie Sauer.........................  47     Chief Financial Officer and Vice President, Finance
                                              and Administration
Robert C. Colloton...................  42     Vice President, Worldwide Sales and Marketing
Scott Cramer.........................  39     Vice President, Sales, Americas
Douglas Portnow......................  35     Director of Manufacturing
Christopher S. Jones.................  32     Director of Research and Development
H. DuBose Montgomery(1)..............  51     Chairman of the Board of Directors
W. James Fitzsimmons(1)..............  43     Director
Kathleen D. LaPorte(2)...............  38     Director
Lori M. Robson(2)....................  41     Director


---------------------------------------------
(1) Member of the compensation committee.

(2) Member of the audit committee.

Brian E. Farley joined VNUS as General Manager and the first employee in July 1995. Mr. Farley has served as a member of our board of directors and as our President and Chief Executive Officer since January 1996. Prior to 1996, Mr. Farley was employed in various management and executive positions in research and development, clinical development and business development by Eli Lilly and Company, a diversified healthcare company, its medical device division, and its spin-off company, Guidant Corporation, a medical device company. Mr. Farley holds a B.S. degree in Engineering with a major in biomedical engineering from Purdue University and a M.S. degree in Electrical Engineering with a major in biomedical engineering from Purdue University.

Connie Sauer joined VNUS as Chief Financial Officer and Vice President of Finance and Administration in May 2000. From August 1993 to May 2000, Ms. Sauer served as Vice President for Administration and Chief Financial Officer of Portland Community College. Ms. Sauer was also responsible for four businesses affiliated with the college, and served on the board of Science, Technology and Research Park, Inc., a research park and incubation facility for biomedical companies. From 1984 to 1993, Ms. Sauer was the Associate Vice President for Business and Finance at San Jose State University. Ms. Sauer holds a B.A. degree in Accounting and Business Administration and a M.B.A. degree from Western State College, Colorado.


Robert C. Colloton joined VNUS in June 1999 as Vice President, Worldwide Sales and Marketing. From June 1997 to June 1999, Mr. Colloton served as Vice President of Marketing and Sales at TransVascular, Inc., a private company. From January 1993 to June 1997, he was Vice President of Marketing at Cardiometrics, Inc., an intravascular medical device company, that was acquired by EndoSonics Corp., a cardiovascular device company. From January 1989 to December 1993, Mr. Colloton held several management positions in the marketing group at Scimed Life Systems, a medical device company that is now a subsidiary of Boston Scientific Corporation, a medical device company. Mr. Colloton holds a B.S. degree in Marketing from Miami University, Oxford, Ohio.



Scott Cramer joined VNUS in October 2000 as Vice President, Sales, Americas. From July 1997 to September 2000, Mr. Cramer was employed by EndoSonics Corporation, a cardiovascular device company, most recently as Vice President U.S. Sales. From February 1995 to July 1997, Mr. Cramer served as the Eastern Region Manager, then National Sales Manager, at Cardiometrics. From June 1990 through

December 1995, Mr. Cramer held several positions at Baxter Healthcare, Cardiovascular Division. Mr. Cramer holds a B.S. degree in Finance from Philadelphia College of Textiles and Science.



Douglas Portnow has served as the Director of Manufacturing since January 1997. Mr. Portnow joined VNUS as Manager, Pilot Manufacturing in July 1996. From September 1994 to June 1996, Mr. Portnow was employed by Johnson & Johnson Interventional Systems, now a part of the Cordis division of Johnson & Johnson, a healthcare company, most recently as Staff Engineer. From February 1992 to September 1994, Mr. Portnow was Product Development Manager and Quality Assurance Manager for VASO Products, Inc., a private company. Mr. Portnow holds a B.S. degree in Mechanical Engineering from the Massachusetts Institute of Technology, a M.S. degree in Bioengineering from the University of Michigan and a M.B.A. degree from Santa Clara University.


Christopher S. Jones has served as the Director of Research and Development of VNUS since January 2000. Mr. Jones joined VNUS in April of 1997 as a Senior Research and Development Engineer. Mr. Jones was promoted to Senior Research and Development Program Manager in April 1999 and to Director of Research and Development in January 2000. From January 1994 to April 1997, Mr. Jones served as both a Research and Development Project Engineer and Senior Research and Development Engineer at Vidamed, Inc., a medical device company. Mr. Jones holds a B.S. degree in Mechanical Engineering from Stanford University, and a M.S. degree in Engineering from the Massachusetts Institute of Technology.

H. DuBose Montgomery has served as chairman of the board of directors since our inception. Mr. Montgomery is currently a General Partner and Managing Director of Menlo Ventures, a group of venture capital funds which he co-founded in 1976. He currently serves as a director of many of the firm's privately-held companies. Mr. Montgomery received a B.S. degree and a M.S. degree from the Massachusetts Institute of Technology in Electrical Engineering and a M.B.A. degree from the Harvard University Graduate School of Business Administration.


W. James Fitzsimmons has served as a member of the board of directors since February 1996. He was most recently Senior Vice President and General Manager of the Cardiac and Vascular Surgery Group of Guidant Corporation, a medical device company, through December 1999. He joined Guidant in 1997 as a result of its acquisition of EndoVascular Technologies, or EVT, a medical device company. Mr. Fitzsimmons was President and Chief Executive Officer of EVT for six years prior to the acquisition. Mr. Fitzsimmons is a member of the board of directors of Broncus Technologies, Inc., a privately held medical device company, as well as Microtherapeutics, Inc., a publicly traded medical device company. Mr. Fitzsimmons holds a B.S. degree in Biology-Premedical and a M.B.A. degree from Seattle University.


Kathleen D. LaPorte has served as a member of the board of directors since April 1997. Since January 1993, Ms. LaPorte has been affiliated with the Sprout Group, the venture capital affiliate of Donaldson, Lufkin & Jenrette, and has served as a General Partner since December 1993. Ms. LaPorte currently serves on the boards of other companies, including IntraBiotics Pharmaceuticals, Inc., a biopharmaceutical company and five privately held companies. She holds a B.S. degree in Biology from Yale University and a M.B.A. degree from the Stanford Graduate School of Business.


Lori M. Robson, Ph.D., has served as a member of the board of directors since May 1999. Dr. Robson is a Vice President of Bay City Capital LLC, a private merchant bank focused on the life science industry. Prior to joining Bay City Capital LLC in 1997, she was Manager of Licensing and Technology Acquisition in the Biotechnology Division of Bayer Corporation, a research-based healthcare, life sciences and chemical company. Dr. Robson serves on the board of directors of privately held Senomyx, AmeriFit Nutrition and AquaBounty Farms. Dr. Robson received a Ph.D. in Bacteriology from the University of Wisconsin at Madison and was a post-doctoral fellow at The Johns Hopkins University School of Medicine. Dr. Robson also received a M.B.A. degree from the University of California, Berkeley, Haas School of Business.

BOARD COMPOSITION

We currently have five authorized directors. Upon the closing of this offering, our board of directors will be divided into three classes:

     - Class I, whose term will expire at the annual meeting of stockholders to be held in 2001;

     - Class II, whose term will expire at the annual meeting of stockholders to be held in 2002; and

     - Class III, whose term will expire at the annual meeting of stockholders to be held in 2003.

The Class I director is H. DuBose Montgomery, the Class II directors are Kathleen D. LaPorte and Lori M. Robson and the Class III directors are Brian E. Farley and W. James Fitzsimmons. At each annual meeting of stockholders after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof. The authorized number of directors may be changed only by resolution of the board of directors or the affirmative vote of 75% of the stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of VNUS.

BOARD OF DIRECTORS COMPENSATION

Our directors do not currently receive compensation for their services as members of the board of directors. Employee directors are eligible to participate in both our 2000 Equity Incentive Plan and our Employee Stock Purchase Plan. Nonemployee directors are eligible to participate only in our 2000 Equity Incentive Plan. See "-- Employee Benefit Plans."

BOARD COMMITTEES

The compensation committee currently consists of H. DuBose Montgomery and W. James Fitzsimmons. The compensation committee:

     - reviews and approves the compensation and benefits for our executive officers and grants stock options under our stock option plan; and

     -  makes recommendations to the board of directors regarding such matters.

The audit committee consists of Kathleen D. LaPorte and Lori M. Robson. The audit committee:

     - makes recommendations to the board of directors regarding the selection of independent auditors;

     - reviews the results and scope of the audit and other services provided by our independent auditors; and

     -  reviews and evaluates our audit and control functions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the compensation committee of the board of directors are currently H. DuBose Montgomery and W. James Fitzsimmons, neither of whom have ever been an officer or employee of VNUS.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

The following table sets forth the compensation received for services rendered to us during 1999 by our Chief Executive Officer and our named executive officers, the four other most highly compensated executive officers who earned more than $100,000 during 1999.

                           SUMMARY COMPENSATION TABLE


                                                   ANNUAL                            LONG-TERM
                                                COMPENSATION                        COMPENSATION
                                  ----------------------------------------    ------------------------
                                                               ALL OTHER      RESTRICTED    SECURITIES
                                                              COMPENSATION      STOCK       UNDERLYING
  NAME AND PRINCIPAL POSITION     SALARY($)    BONUS($)(1)        ($)         AWARDS($)     OPTIONS(#)
  ---------------------------     ---------    -----------    ------------    ----------    ----------
Brian E. Farley.................  $192,788       $24,000             --             --       157,500
  President, Chief Executive
  Officer
Robert C. Colloton..............  $ 86,667(2)    $10,000         $2,860(3)          --        94,500
  Vice President,
  Worldwide Sales and Marketing
Douglas Portnow.................  $110,110       $ 6,100             --             --        34,440
  Director of Manufacturing                                                                    1,537(4)
Christopher S. Jones............  $ 98,695       $ 5,697             --             --        10,500
  Director of Research and                                                                     1,435(4)
  Development


---------------------------------------------
(1) These amounts represent bonuses that were awarded for services performed in 1999, but that were paid in 2000. The amounts do not include bonuses that were awarded for services performed in 1998, but that were paid in 1999.

(2) Mr. Colloton began his employment with us in June 1999.

(3) This amount constitutes a car allowance paid to Mr. Colloton.

(4) These options were granted in 2000 in respect of services performed in 1999.


In April 2000, we hired our Chief Financial Officer, Connie Sauer. Upon her hiring, Ms. Sauer was granted options to acquire 57,750 shares of our common stock at an exercise price of $0.48 per share and on October 2, 2000, Ms. Sauer was granted an option to acquire an additional 21,000 shares of our common stock at an exercise price of $4.76 per share. Ms. Sauer's annual salary is $150,000.



In October 2000, we hired our Vice President, Sales, Americas, Scott Cramer. Upon his hiring, Mr. Cramer was granted options to acquire 54,600 shares of our common stock at an exercise price of $4.76 per share. Mr. Cramer's compensation includes an annual salary of $150,000, a monthly car allowance of $780 and a guaranteed bonus of $12,500 for the fourth quarter of fiscal 2000.

OPTION GRANTS IN LAST FISCAL YEAR

The following table shows information regarding stock options granted to our named executive officers during 1999. The exercise price per share for the options identified in the table was the fair market value, as determined by our board of directors, of the underlying common stock on the date such option was granted. No stock appreciation rights were granted to these individuals during the year.

                             OPTION GRANTS IN 1999


                                            INDIVIDUAL GRANTS
                         --------------------------------------------------------
                                               PERCENT                              POTENTIAL REALIZABLE VALUE AT
                                               OF TOTAL                                ASSUMED ANNUAL RATES OF
                                               OPTIONS     EXERCISE                    STOCK PRICE APPRECIATION
                          NUMBER OF SHARES    GRANTED TO   PRICE PER                      FOR OPTION TERM(6)
                         UNDERLYING OPTIONS   EMPLOYEES      SHARE     EXPIRATION   ------------------------------
         NAME              GRANTED(#)(1)      IN 1999(2)   ($/SHARE)      DATE           5%               10%
         ----            ------------------   ----------   ---------   ----------   -------------    -------------
Brian E. Farley........       157,500(3)         32.9%       $0.48     3/18/2009     $3,003,010       $4,826,573
Robert C. Colloton.....        94,500(4)         19.7%       $0.48     7/20/2009     $1,809,367       $2,895,944
Douglas Portnow........        13,020(5)          2.7%       $0.40     1/01/2009     $  249,290       $  400,038
                               21,420(3)          4.5%       $0.48     3/18/2009     $  410,123       $  658,127
Christopher S. Jones...         2,100(5)          0.4%       $0.40     2/04/2009     $   40,208       $   64,522
                                8,400(3)          1.8%       $0.48     4/14/2009     $  160,833       $  258,089


---------------------------------------------
(1) All of the options granted to the named executive officers were granted under our 1995 Stock Option Plan. See "-- Employee Benefit Plans -- 1995 Stock Option Plan" for a summary of the material terms of the options granted under this plan.


(2) The percentage of total options granted is based on an aggregate of 479,245 options granted by us to employees during the year ended December 31, 1999.


(3) These stock options become exercisable at the rate of 1/48 of the total number of shares on each monthly anniversary following the date of grant, as long as the optionee remains an employee with, consultant to, or director of VNUS.

(4) These stock options become exercisable at the rate of 25% of the total number of shares on the one-year anniversary of the date of grant and 1/48 each monthly anniversary thereafter as long as the optionee remains an employee with, consultant to, or director of VNUS.

(5) These stock options become exercisable at the rate of 1/60 of the total number of shares on each monthly anniversary following the date of grant as long as the optionee remains an employee with, consultant to, or director of VNUS.

(6) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission and are based on the assumption that the assumed initial public offering price of $12.00 was the fair market value of the common stock on the date of grant. We do not provide any assurance to any executive officer or any other holder of our securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

OPTION EXERCISES AND YEAR-END OPTION VALUES

The following table provides summary information concerning option exercises during 1999 and the shares of common stock represented by outstanding stock options held by each of our named executive officers and key employees as of December 31, 1999.

                                                             NUMBER OF SECURITIES
                                                            UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                  OPTIONS AT               IN-THE-MONEY OPTIONS
                                SHARES                       DECEMBER 31, 1999(#)       AT DECEMBER 31, 1999($)(1)
                              ACQUIRED ON      VALUE      ---------------------------   ---------------------------
            NAME              EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   -----------   -----------   -------------   -----------   -------------
Brian E. Farley.............     82,473       $20,660        72,134        174,886       $844,998      $2,032,000
Robert C. Colloton..........          0       $     0             0         94,500       $      0      $1,089,000
Douglas Portnow.............     14,476       $ 1,438        10,946         42,197       $126,921      $  489,284
Christopher S. Jones........      1,891       $   125         5,216         19,149       $ 60,605      $  222,037

---------------------------------------------
(1) There was no public trading market for our common stock on December 31, 1999. Accordingly, these values have been calculated, in accordance with the rules of the Securities and Exchange Commission, on the basis of the difference between an assumed initial public offering price of $12.00 and the weighted average exercise price of $0.29 and $0.38 per share for Mr. Farley's exercisable and unexercisable options respectively, $0.48 per share for Mr. Colloton's unexercisable options, $0.40 per share for Mr. Portnow's exercisable and unexercisable options and $0.38 and $0.40 per share for Mr. Jones' exercisable and unexercisable options, respectively.

EMPLOYEE BENEFIT PLANS

1995 STOCK OPTION PLAN

General. Our board of directors adopted our 1995 Stock Option Plan on January 5, 1995, and our stockholders approved it on January 4, 1996.

Share Reserve. We have reserved a total of 1,512,000 shares of our common stock for issuance under the stock option plan. If the recipient of a stock award does not purchase the shares subject to such stock award before the stock award expires or otherwise terminates, the shares that are not purchased will again become available for issuance under the stock option plan.

Administration. The board of directors, or a committee appointed by the board, is the administrator of the stock option plan unless it delegates administration to a committee. Currently, our board of directors has appointed our President and Chief Executive Officer, Brian Farley as a committee to administer the stock option plan. Following the date on which our common stock is designated, or approved for designation upon notice of issuance as a national market security on Nasdaq, a committee consisting solely of two or more independent directors will be the administrator of the incentive plan. The administrator has the authority to construe, interpret and amend the stock option plan as well as to determine the recipients of awards under the stock option plan and the terms of such awards including the number of shares subject to the awards, the vesting and/or exercisability of the awards and the exercise price of the awards. The administrator may also reduce the exercise price of an option to the then fair market value of our common stock if the value of our common stock has declined since the date the option was granted. Neither the board, nor the committee may, however, amend the stock option plan to increase the number of shares reserved under the stock option plan or to increase the term of the stock option plan without the approval of our stockholders.

Eligibility. The administrator may grant incentive stock options qualified under
Section 422 of the Internal Revenue Code to our employees and to the employees of our affiliates. The administrator also may grant nonstatutory stock options and restricted stock purchase rights to our employees, directors and consultants as well as to the employees, directors and consultants of our affiliates.

Option Terms. The administrator may grant incentive stock options with an exercise price of 110% or more of the fair market value of a share of our common stock on the grant date to employees who, at the time of grant, owned or are deemed to own stock possessing more than 10% of the total combined voting power of our outstanding stock or the total combined voting power of one of our affiliates. The administrator may grant incentive stock options with an exercise price of 100% or more of the fair market value of a share of our common stock on the grant date to any other employee. The administrator may also grant nonstatutory stock options with an exercise price of 110% or more of the fair market value of a share of our common stock on the grant date to a person who, at the time of grant, owned or is deemed to own stock possessing more than 10% of the total combined voting power of our outstanding stock or the total combined voting power of one of our affiliates. In addition, the administrator may grant nonstatutory stock options with an exercise price of 85% or more of the fair market value of a share of our common stock on the grant date to any other person.

Incentive stock options granted to persons who, at the time of the grant, own or are deemed to own stock possessing more than 10% of our total combined voting power or the total combined voting power of one of our affiliates must expire within five years of the grant. All other options must expire within 10 years of the grant.

No employee may receive incentive stock options that exceed the $100,000 per year fair market value limitation set forth in Section 422(d) of the Internal Revenue Code. To determine whether the $100,000 per year limitation has been exceeded, we calculate the fair market value of the aggregate number of shares under all incentive stock options granted to an employee that will become exercisable for the first time during a calendar year. Under the stock option plan, options covering stock in excess of the $100,000 limitation are automatically converted into nonstatutory stock options.

Following the termination of an optionholder's service to us and our affiliates, the optionholder may exercise the vested portion of the optionholder's outstanding options within the period of time determined by the plan administrator. In the case of an optionholder's disability or death, the exercise period is extended to 12 months.

Options and other rights granted under the stock option plan may not be sold, pledged or otherwise transferred other than upon the optionholder's death. The optionholder may designate a beneficiary to exercise both incentive and nonstatutory options following the optionholder's death. If the optionholder does not designate a beneficiary, the optionholder's option rights will pass to his or her heirs by will or the laws of descent and distribution.

Section 162(m) of the Internal Revenue Code denies a deduction to publicly held corporations for compensation paid to the corporation's chief executive officer and its four highest compensated officers in a taxable year to the extent that the compensation for each such officer exceeds $1.0 million. In order to qualify options granted under the stock option plan for an exemption for performance based compensation provided under Section 162(m), no employee may be granted options under the stock option plan covering an aggregate of more than 500,000 shares in any calendar year.

Stock Purchase Rights. The administrator determines the purchase price of stock purchase rights. Shares that we have sold or awarded under the stock option plan are restricted and subject to a repurchase option in our favor in accordance with a vesting schedule that the administrator determines, but no less than a minimum of 20% per year. The purchase price for shares repurchased by us will be the original purchase price paid by the purchaser.

Other Provisions. In the event of certain corporate transactions not involving our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend, or stock split, the board of directors will appropriately adjust the stock option plan and outstanding awards as to the class and the maximum number of shares subject to the stock option plan and to the Section 162(m) limit.

If we dissolve or liquidate, outstanding stock awards will terminate immediately prior to such event. Upon certain change in control transactions, the surviving corporation may assume all outstanding awards under the stock option plan or substitute other awards for the outstanding awards. If the surviving corporation does not assume or substitute, then the awards will accelerate and will terminate immediately prior to the change in control.


Stock Options and Awards Granted. As of September 30, 2000, we had options outstanding to purchase 758,763 shares of our common stock and we had granted stock purchase awards consisting of 2,982 shares of our common stock under the stock option plan.


Plan Termination. The stock option plan terminated upon the adoption of our 2000 Equity Incentive Plan by our stockholders. As a result, we will not make any additional grants or awards under the stock option plan. Options previously issued under the stock option plan, will remain outstanding subject to the terms and conditions in effect immediately prior to the termination of the stock option plan.

2000 EQUITY INCENTIVE PLAN


General. Our board of directors adopted our 2000 Equity Incentive Plan in May 2000, and our stockholders approved it on October 3, 2000. The 2000 Equity Incentive Plan replaces and supersedes our 1995 Stock Option Plan.


Share Reserve. We have reserved a total of 630,000 shares of our common stock for issuance under the incentive plan. On the first anniversary of the incentive plan's initial adoption by the board of directors, the share reserve will automatically be increased by 147,000 shares. If the recipient of a stock award does not purchase the shares subject to such stock award before the stock award expires or otherwise terminates, the shares that are not purchased will again become available for issuance under the incentive plan.

Administration. The board of directors is the administrator of the incentive plan unless it delegates administration to a committee. Following the date on which our common stock is designated, or approved for designation upon notice of issuance as a national market security on Nasdaq, a committee consisting solely of two or more independent directors will be the administrator of the incentive plan. The administrator has the authority to construe, interpret and amend the incentive plan as well as to determine the recipients of awards under the incentive plan and the terms of such awards including the number of shares subject to the awards, the vesting and/or exercisability of the awards and the exercise price of the awards. Neither the board, nor the committee may, however, amend the incentive plan to increase the number of share reserved under the incentive plan or to increase the term of the incentive plan without the approval of our stockholders.

Eligibility. The administrator may grant incentive stock options qualified under
Section 422 of the Internal Revenue Code to our employees and to the employees of our affiliates. The administrator also may grant nonstatutory stock options, stock bonuses and restricted stock purchase awards to our employees, directors and consultants as well as to the employees, directors and consultants of our affiliates.

Option Terms. The administrator may grant incentive stock options with an exercise price of 110% or more of the fair market value of a share of our common stock on the grant date to employees who, at the time of grant, owned or are deemed to own stock possessing more than 10% of the total combined voting power of our outstanding stock or the total combined voting power of one of our affiliates. The administrator may grant incentive stock options with an exercise price of 100% or more of the fair market value of a share of our common stock on the grant date to any other employee. The administrator may also grant nonstatutory stock options with an exercise price as low as the par value of our common stock on the grant date.

Incentive stock options granted to persons who, at the time of the grant, own or are deemed to own stock possessing more than 10% of our total combined voting power or the total combined voting power of one of our affiliates must expire within five years of the grant. All other options must expire within 10 years of the grant.

No employee may receive incentive stock options that exceed the $100,000 per year fair market value limitation set forth in Section 422(d) of the Internal Revenue Code. To determine whether the $100,000 per year limitation has been exceeded, we calculate the fair market value of the aggregate number of shares under all incentive stock options granted to an employee that will become exercisable for the first time during a calendar year. Under the incentive plan, options covering stock in excess of the $100,000 limitation are automatically converted into nonstatutory stock options.

In each option grant, the administrator may provide for a period of time during which the optionholder may exercise the vested portion of his or her option following the termination of such optionholder's service to us and our affiliates. Generally, options will expire three months after the termination of the optionholder's service to us and our affiliates. In the case of an optionholder's disability or death, the exercise period generally will be extended to 12 months.

Options and other rights granted under the incentive plan may not be sold, pledged or otherwise transferred other than upon the optionholder's death. The optionholder may designate a beneficiary to exercise both incentive and nonstatutory options following the optionholder's death. If the optionholder does not designate a beneficiary, the optionholder's option rights will pass to his or her heirs by will or the laws of descent and distribution.

Section 162(m) of the Internal Revenue Code denies a deduction to publicly held corporations for compensation paid to the corporation's chief executive officer and its four highest compensated officers in a taxable year to the extent that the compensation for each such officer exceeds $1.0 million. In order to qualify options granted under the incentive plan for an exemption for performance based compensation provided under Section 162(m), no employee may be granted options under the incentive plan covering an aggregate of more than 500,000 shares in any calendar year.

Grants to Independent Directors. During the term of the incentive plan, each independent director will be granted options covering 6,300 shares of common stock on the date of each annual meeting of our stockholders. The exercise price of each such option will be equal to the fair market value on the date the option is granted. One-third of the shares subject to these options will vest on the one year anniversary of the date of the grant and thereafter one-thirty-sixth of the shares subject to such option will vest each month such that the option will be fully vested on the three year anniversary of the grant of the option.

Terms of Other Stock Awards. The administrator determines the purchase price of other stock awards. Shares that we sell or award under the incentive plan may, but need not be, restricted and subject to a repurchase option in our favor in accordance with a vesting schedule that the administrator determines. The board of directors, however, may accelerate the vesting of such awards.

Other Provisions. In the event of certain corporate transactions not involving our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend, or stock split, the board of directors will appropriately adjust the incentive plan and outstanding awards as to the class and the maximum number of shares subject to the incentive plan and to the Section 162(m) limit.

If we dissolve or liquidate, outstanding stock awards will terminate immediately prior to such event. Upon certain change in control transactions, the surviving corporation may assume all outstanding awards under the incentive plan or substitute other awards for the outstanding awards. If the surviving corporation does not assume or substitute, then the awards will accelerate and will terminate immediately prior to the change in control.


Stock Options and Awards Granted. As of September 30, 2000, we had options outstanding to purchase 29,400 shares of our common stock, and no stock awards issued under the incentive plan.


Plan Termination. The incentive plan will terminate in 2010 unless the board of directors terminates it sooner.

EMPLOYEE STOCK PURCHASE PLAN


General. Our board of directors adopted the 2000 Employee Stock Purchase Plan in May 2000, and our stockholders approved it on October 3, 2000.

Share Reserve. We have authorized the issuance of 84,000 shares of our common stock pursuant to purchase rights granted to eligible employees under the purchase plan.

Eligibility. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The purchase plan provides a means by which eligible employees may purchase our common stock through payroll deductions. We implement the purchase plan by offerings of purchase rights to eligible employees. Generally, all of our full-time employees and full-time employees of our affiliates incorporated in the United States may participate in offerings under the purchase plan. However, no employee may participate in the purchase plan if, immediately after we grant the employee a purchase right, the employee has voting power as to 5% or more of our outstanding capital stock. As of the date hereof, no shares of common stock have been purchased under the purchase plan.

Administration. Under the purchase plan, eligible employees may purchase stock during six month offering periods, except that the first offering period will commence the day prior to the completion of this offering and continue through April 30, 2001. Common stock will be purchased for accounts of participating employees at a price per share equal to the lower of:

     - 85% of the fair market value of a share on the first day of the offering; or

     - 85% of the fair market value of a share on the purchase date (i.e., the last day of the offering period).

For each offering we will offer shares registered on a Form S-8 registration statement. The fair market value of the shares on the first date of this offering will be the price per share at which our shares are first sold to the public as specified in this prospectus. Otherwise, fair market value generally means the closing sales price for such shares (or the mean between the closing bid and asked prices, if no sales were reported) as quoted on The Nasdaq National Market on such date, or if the shares were not traded on such date, then on the next preceding trading date.

If authorized by the board of directors, participating employees may authorize payroll deductions of between 1% and 15% of their base compensation for the purchase of stock under the purchase plan. Generally, employees may end their participation in the offering at any time up to 30 days before a purchase period ends. Their participation ends automatically upon termination of their employment or loss of full-time status.

Other Provisions. The board of directors may grant eligible employees purchase rights under the purchase plan only if the purchase rights, together with any other purchase rights granted under other employee stock purchase plans established by us or by our affiliates will not permit such employee's right to purchase our stock to accrue at a rate that exceeds $25,000 for each calendar year in which the purchase rights are outstanding.

Upon a change in control, a surviving corporation may assume outstanding purchase rights or substitute other purchase rights therefor. If the surviving corporation does not assume or substitute the purchase rights, the offering period will be shortened and our stock will be purchased for the participants immediately before the change in control.

401(K) PLAN

We maintain a retirement and deferred savings plan for our employees in the United States. This plan is intended to qualify as a tax-qualified plan under
Section 401 of the Internal Revenue Code. The retirement and deferred savings plan provides that each participant may contribute up to 20% of his or her pre-tax compensation (up to a statutory limit for calendar year 2000, which is the greater of 15% of his or her pre-tax compensation or $10,500 in calendar year 2000). Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan's trustee. The retirement and deferred savings plan also permits us to make discretionary contributions, subject to established limits and a vesting schedule.

To date, we have not made any discretionary contributions to the retirement and deferred savings plan on behalf of participating employees.

                     TRANSACTIONS WITH DIRECTORS, EXECUTIVE
                          OFFICERS AND 5% STOCKHOLDERS

In April 1997, Dr. Michael Laufer, one of our founders, and Menlo Ventures, one of our significant stockholders, assigned to us ownership of several inventions for use in the areas of chronic venous insufficiency, hemorrhoid treatments, endovascular treatments for impotence and the treatment of esophageal varices. In exchange for this assignment, we paid Dr. Laufer $100 and entered into an Agreement Not to Sue by which we agreed not to use these inventions in other specified markets, such as urinary incontinence, the treatment of kidney stones and the treatment of heart and pulmonary disease. The right to use the inventions in each of these other markets was assigned to one of three separate companies, each of which was also founded by and owned in large part by Dr. Laufer and Menlo Ventures. The Agreement Not to Sue provides that neither we nor the other three companies will sue each other for infringement of intellectual property rights so long as each company uses the Dr. Laufer related inventions in its originally allocated market. H. DuBose Montgomery is a general partner and the managing director of Menlo Ventures and is the chairman of our board of directors. See "Principal Stockholders."

In May of 1997, we issued:

     - 595,657 shares of our Series C preferred stock and 238,263 warrants to purchase shares of our Series C preferred stock at an exercise price of $1.90 per share to entities affiliated with Menlo Ventures;


     - 2,875,587 shares of our Series C preferred stock, warrants to purchase 1,150,235 shares of our Series C preferred stock at an exercise price of $1.90 per share and options to purchase 42,000 shares of our common stock at an exercise price of $0.40 per share to entities affiliated with the Sprout Group; and


     - 1,129,694 shares of our Series C preferred stock and warrants to purchase 451,878 shares of our Series C preferred stock at an exercise price of $1.90 per share to entities affiliated with BankAmerica Ventures.

From February 1999 through March 1999, we issued:

     - 500,000 shares of our Series D preferred stock to entities affiliated with Menlo Ventures;

     - 1,500,000 shares of our Series D preferred stock to entities affiliated with the Sprout Group;

     - 501,250 shares of our Series D preferred stock to entities affiliated with BankAmerica Ventures;

     - 2,500,000 shares of our Series D preferred stock to Bay City Capital LLC; and

     - 2,500,000 shares of our Series D preferred stock to the State of Michigan.


Each share of our outstanding preferred stock will automatically convert into
0.42 shares of common stock immediately prior to the completion of this offering. We issued all of our Series C preferred stock to both affiliates and non-affiliates at a purchase price of $1.70 per share. We issued all of our Series D preferred stock to both affiliates and non-affiliates at a purchase price of $2.00 per share. These per share purchase prices represented the fair market value of the preferred stock at the time it was sold based on arms length negotiations. H. DuBose Montgomery is a general partner and the managing director of Menlo Ventures and is the chairman of our board of directors. Kathleen D. LaPorte is a Senior Vice President of the Sprout Group and a member of our board of directors. Lori M. Robson is a Vice President of Bay City Capital LLC and a member of our board of directors. See "Principal Stockholders."



On March 18, 1999, we granted Brian Farley, our chief executive officer, an option to acquire 157,500 shares of our common stock at an exercise price of $0.48 per share. Assuming Mr. Farley remains employed by us, the option will vest at a rate of 1/48 per month. In addition, in March 2000, we granted Mr. Farley an option to acquire an additional 31,500 shares of our common stock at an exercise price of

$0.48 per share. Assuming Mr. Farley remains employed by us, this option will vest at a rate of 1/48 per month.



On July 20, 1999, in connection with our hiring of Robert C. Colloton, our Vice President, Worldwide Sales and Marketing, we granted Mr. Colloton an option to purchase 94,500 shares of our common stock at an exercise price of $0.48 per share. One fourth of the option will vest on the one year anniversary of the grant, and following the one year anniversary of the grant, assuming Mr. Colloton remains employed by us, the option will vest at a rate of 1/48 per month. In addition, in June 2000, we granted Mr. Colloton an option to acquire an additional 31,500 shares of our common stock at an exercise price of $0.48 per share. Assuming Mr. Colloton remains employed by us, this option will vest at a rate of 1/48 per month. In April 2000, in connection with our hiring of Connie E. Sauer, our chief financial officer and Vice President, Finance and Administration, we granted Ms. Sauer an option to purchase 57,750 shares of common stock at an exercise price of $0.48 per share. Ms. Sauer exercised this option immediately, however, these shares are subject to restrictions on transfer and a repurchase right in our favor. These restrictions lapse on 25% of these shares on the first annual anniversary of their grant and on 1/48 of these shares on each monthly anniversary thereafter. On October 2, 2000, we granted Ms. Sauer an option to purchase an additional 21,000 shares of our common stock at an exercise price of $4.76 per share. Ms. Sauer immediately exercised her option for 10,500 of these shares and retains an option to acquire the remaining 10,500 shares at any time. These shares, and any additional shares acquired pursuant to the remaining option, are subject to restrictions on transfer and a repurchase right in our favor, which restrictions lapse as to 1/48 of the shares on each monthly anniversary of the date of grant.



On October 2, 2000, in connection with our hiring of Scott Cramer, our Vice President, Sales, Americas, we granted Mr. Cramer an option to acquire 54,600 shares of our common stock at an exercise price of $4.76 per share. One fourth of this option will vest on the one year anniversary of the grant, and following the one-year anniversary of the grant, assuming Mr. Cramer remains employed by us, the option will vest at a rate of 1/48 per month.

                             PRINCIPAL STOCKHOLDERS


The following table sets forth information known to us with respect to beneficial ownership of our common stock as of September 30, 2000, as adjusted to reflect the sale of shares of common stock in this offering, by:


     - each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock;

     -  each of our directors;

     -  each of our officers and key employees; and

     -  all of our directors, officers and key employees as a group.


Beneficial ownership and percentage ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of September 30, 2000, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Applicable percentage ownership in the following table is based on 10,236,767 shares of common stock outstanding as of September 30, 2000, giving effect to the conversion of all outstanding shares of preferred stock into common stock as though such conversion occurred on September 30, 2000, and 14,486,767 shares of common stock outstanding immediately following the completion of this offering.


Unless otherwise indicated, the address of each of the named individuals is c/o VNUS Medical Technologies, Inc., 238 East Caribbean Drive, Sunnyvale, California 94089.


                                                                                       PERCENT BENEFICIALLY
                                                                                              OWNED
                                                                  NUMBER OF SHARES     --------------------
                                             NUMBER OF SHARES    UNDERLYING OPTIONS     BEFORE      AFTER
             NAME AND ADDRESS               BENEFICIALLY OWNED      OR WARRANTS        OFFERING    OFFERING
             ----------------               ------------------   ------------------    --------    --------
Entities affiliated with Menlo Ventures...      4,581,075(1)           100,069(2)        45.3%       32.1%
  3000 Sand Hill Road, Building 4, Suite
  100
  Menlo Park, California 94025
H. DuBose Montgomery......................      4,581,075(1)           100,069(2)        45.3%       32.1%
Entities affiliated with the Sprout
  Group...................................      1,837,743(3)           525,097(4)        22.0%       15.7%
  3000 Sand Hill Road, Building 3, Suite
  170
  Menlo Park, California 94025
Kathleen D. LaPorte.......................      1,837,743(3)           525,097(4)        22.0%       15.7%
Entities affiliated with Bay City Capital
  LLC.....................................      1,050,000(5)                --           10.3%        7.2%
  750 Battery, Suite 660
  San Francisco, California 94111
Lori M. Robson............................      1,050,000(5)                --           10.3%        7.2%
The State of Michigan(6)..................      1,050,000                   --           10.3%        7.2%
  State Treasurer
  P. O. Box 15128
  Lancing, Michigan 48901
Entities affiliated with BankAmerica
  Ventures................................        684,944(7)           189,787(8)         8.4%        6.0%
  950 Tower Lane, Suite 700
  Foster City, California 94404

                                                                                       PERCENT BENEFICIALLY
                                                                                              OWNED
                                                                  NUMBER OF SHARES     --------------------
                                             NUMBER OF SHARES    UNDERLYING OPTIONS     BEFORE      AFTER
             NAME AND ADDRESS               BENEFICIALLY OWNED      OR WARRANTS        OFFERING    OFFERING
             ----------------               ------------------   ------------------    --------    --------
Brian E. Farley...........................        254,851               49,801            3.0%        2.1%
Douglas Portnow...........................         30,337               10,873              *           *
Connie E. Sauer...........................         57,750(9)                --              *           *
Robert C. Colloton........................             --               35,956              *           *
Christopher S. Jones......................         18,608                6,386              *           *
W. James Fitzsimmons......................             --                   --              *           *
All officers and directors as a group (9
  persons)(10)............................      7,830,364              728,182           78.1%       56.3%


---------------------------------------------
  *  Less than 1%

 (1) Consists of 4,513,375 shares owned by Menlo Ventures VI, L.P. and 67,700 shares owned by Menlo Entrepreneurs Fund VI, L.P. H. DuBose Montgomery, a member of our board of directors, is a managing member of MV Management VI, LLC, the general partner of Menlo Ventures VI, L.P. and of Menlo Entrepreneurs Fund VI, L.P. Mr. DuBose disclaims beneficial ownership of the shares held by these funds, except to the extent of his proportionate pecuniary interest therein.

 (2) Consists of warrants to acquire 98,591 shares and warrants to acquire 1,478 shares held by Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P., respectively.


 (3) Includes 1,050,612 shares owned by Sprout Capital VII, L.P.; 544,977 shares owned by Sprout Capital VIII, L.P.; 12,203 shares owned by Sprout CEO Fund, L.P.; 32,698 shares owned by Sprout Venture Capital, L.P.; and 28,880 shares owned by DLJ Capital Corporation. DLJ Capital Corporation is the managing general partner of Sprout Capital VII, L.P., the managing general partner of Sprout Capital VIII L.P., a general partner of Sprout CEO Fund and a limited partner of Sprout Venture Capital, L.P. DLJ Capital Corporation is a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette, Inc., a subsidiary of The Equitable Life Assurance Society of the United States. DLJ Associates VII, L.P. is a general partner of Sprout Capital VII, L.P. DLJ Associates VIII, L.P. is a general partner of Sprout Capital VIII, L.P. The indicated number of shares also includes 120,774 shares owned by DLJ First ESC, L.P. and 47,599 shares owned by DLJ ESC II, L.P. Kathleen D. LaPorte, a member of our board of directors, is a Senior Vice President of the Sprout Group, a division of DLJ Capital Corporation, is a general partner of DLJ Associates VII, L.P., is a general partner of DLJ Associates VIII, L.P. and exercises voting and investment power over the shares owned by these entities. Ms. LaPorte disclaims beneficial ownership of the shares held by these funds, except to the extent of her proportionate pecuniary interest therein.


 (4) Includes warrants to acquire 420,245 shares, warrants to acquire 4,881 shares, warrants to acquire 9,662 shares and warrants to acquire 48,309 shares held by Sprout Capital VII, L.P., Sprout CEO Fund, L.P., DLJ Capital Corporation and DLJ First ESC, L.P., respectively. Also includes, 42,000 shares subject to an option held by DLJ Capital Corporation.

 (5) Consists of 1,050,000 shares owned by The Bay City Capital Fund I, L.P. Lori M. Robson, a member of our board of directors, is a Vice President of Bay City Capital LLC, which is the advisor to the general partner of The Bay City Capital Fund I, L.P. Ms. Robson disclaims beneficial ownership of the shares held by the fund.

 (6) The shares are held by the State Treasurer of the State of Michigan, Custodian of the Michigan Public School Employees' Retirement System, State Employees' Retirement System, Michigan State Police Retirement System, Michigan Judges Retirement System.

 (7) Consists of 609,246 shares owned by BankAmerica Ventures; 67,830 shares owned by BA Venture Partners III; 1,757 shares owned by Kate D. Mitchell; and 6,161 shares owned by Kurt Kruger. Mr. Kruger is an employee of an affiliate of Bank of America Corporation. Mr. Kruger disclaims beneficial ownership of the shares held by affiliates of Bank America Ventures. Ms. Mitchell is an employee of Bank America Ventures. Bank America Ventures is a wholly owned subsidiary of Bank of America Corporation, a publicly traded company listed on the New York Stock Exchange. James D. Murphy, Jess R. Marzak, Anchie Y. Kuo, Robert M. Obuch, Rory T. O'Driscoll, George E. Rossman and Mark J. Brooks are each general partners of BA Venture Partners III, a venture capital affiliate of Bank of America Corporation, and have voting power and investment power over the shares owned thereby. Each of the general partners disclaims beneficial ownership of the shares owned by BA Venture Partners III, except to the extent of their proportional pecuniary interest in BA Venture Partners III.


 (8) Consists of warrants to acquire 168,098 shares, warrants to acquire 18,732 shares, warrants to acquire 493 shares and warrants to acquire 2,464 shares held by BankAmerica Ventures, BA Ventures Partners III, Kate D. Mitchell and Kurt Kruger, respectively.


 (9) Shares held by Ms. Sauer are subject to restrictions upon their transfer and a repurchase right in our favor. These restrictions lapse on 25% of these shares on the first annual anniversary of their grant and on 1/48 of these shares on each monthly anniversary thereafter. The number in the table above does not include 10,500 shares acquired by Ms. Sauer on October 2, 2000 pursuant to her exercise of an option granted on that same date or an additional 10,500 shares subject to an option that Ms. Sauer may exercise at any time. The additional 10,500 shares owned by Ms. Sauer and any additional shares Ms. Sauer may acquire pursuant to an exercise of her remaining option are subject to restrictions on sale which lapse as to 1/48 of these shares on each monthly anniversary.



(10) Excludes Scott Cramer who commenced employment with us on October 2, 2000.

                          DESCRIPTION OF CAPITAL STOCK


Our authorized capital stock currently consists of 100,000,000 shares of common stock, with a par value of $0.001 per share, and 50,000,000 shares of preferred stock, with a par value of $0.001 per share. As of September 30, 2000, there were 1,818,610 shares of our common stock outstanding that were held of record by 63 stockholders. As of September 30, 2000, we had outstanding an aggregate of 20,043,252 shares of convertible preferred stock consisting of 2,537,500 shares of Series A1 preferred stock, 2,030,000 shares of Series A2 preferred stock, 1,015,000 shares of Series A3 preferred stock, 1,691,667 shares of Series B preferred stock, 4,694,835 shares of Series C preferred stock and 8,074,250 shares of Series D preferred stock. The Series A1, A2, A3 and B preferred stock are each held of record by two stockholders and the Series C and D preferred stock are held of record by 14 and 18 stockholders, respectively. All outstanding shares of preferred stock will be automatically converted into an aggregate of 8,418,157 shares of common stock immediately prior to the closing of this offering and will no longer be issued and outstanding. After this offering, we will have 14,486,767 outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option or 15,124,267 shares of common stock if the underwriters exercise their over-allotment option in full.


COMMON STOCK

Holders of common stock are entitled to one vote for each share of record on all matters submitted to a vote of stockholders. The stockholders cannot amend, alter or repeal any provision of our bylaws without the affirmative vote of 75% of all stockholders voting together as a single class. The holders of common stock are entitled to receive ratably such lawful dividends as may be declared by the board of directors. However, such dividends are subject to preferences that may be applicable to the holders of any outstanding shares of preferred stock. In the event of a liquidation, dissolution, or winding up of the affairs of our company, whether voluntary or involuntary, the holders of common stock will be entitled to receive pro rata all of our remaining assets available for distribution to stockholders. Any such pro rata distribution would be subject to the rights of the holders of any outstanding shares of preferred stock. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

At the closing of the offering, our outstanding shares of preferred stock will be automatically converted into common stock. For a description of this preferred stock, please see Note 7 to the financial statements included elsewhere in this prospectus.

Upon the closing of this offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 50,000,000 shares of preferred stock in one or more series. The board of directors will also be authorized to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

WARRANTS


In May 1997, we issued to investors in an offering of our Series C preferred stock, warrants to purchase 1,877,935 shares of Series C preferred stock at an exercise price of $1.90 per share. These warrants will expire on May 2, 2001. These warrants will convert into the right to acquire 788,725 shares of common stock at an exercise price of $4.52 per share upon the consummation of this offering.

In connection with a $2.0 million loan from a financial institution that we entered into in July 1998, we issued a warrant to purchase 44,118 shares of Series C preferred stock at an exercise price of $1.70 per share. Unless exercised, the warrant will expire upon the earlier of (1) June 30, 2004, (2) a merger in which our stockholders do not control the surviving entity or (3) the sale of all or substantially all of our assets. In the event of a merger, however, the warrant holder has the right to require us to purchase the unexercised portion of this warrant for cash. The warrant will convert into the right to acquire 18,529 shares of common stock at an exercise price of $4.05 per share upon the consummation of this offering.


REGISTRATION RIGHTS

Our preferred stock holders and warrant holders will have the right for a period of seven years following this offering to require us to register under the Securities Act of 1933, the sale of up to 9,225,411 shares of our common stock issuable upon the conversion of the preferred stock or upon exercise of warrants under the terms of an agreement between us and the holders of such common stock. Subject to limitations specified in the agreement, these registration rights include the following:

     - one demand registration right that holders may exercise no sooner than 180 days after our initial public offering, which requires us to register sales of such holders' shares so long as such shares have an expected aggregate offering price of at least $10.0 million subject to the discretion of our board of directors to delay the registration for up to 120 days not more than once in any twelve month period. The managing underwriter, if any, of any such offering has the right to limit the number of the registrable securities proposed to be included in such registration.

     - an unlimited number of piggyback registration rights that require us to register sales of a holder's shares when we undertake a public offering other than in connection with (1) a registration relating solely to employee benefit plans, (2) a registration relating to a Rule 145 transaction, or (3) the investors' demand registration rights noted above. Such shares may be excluded from a registration statement, however, at the discretion of the managing underwriter of the offering to decrease the amount that holders may register. The managing underwriter will not have the right, however, to limit the number of such holders registrable securities to less than 25% of the total number of securities proposed to be included in such registration, except that under the agreement none of the registrable securities need be included in this offering; and

     - following our eligibility to register shares on Form S-3, a short form of registration statement permitted to be used by some companies, an unlimited number of rights to require us to register sales of shares on Form S-3, which holders may exercise if they request registration of the sale of more than $1.0 million of common stock; provided that Form S-3 is available for such offering and subject to the discretion of our board of directors to delay the registration for a period not to exceed 90 days not more than once in any twelve-month period.

We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights are subject to further conditions and limitations and, in certain cases, are subject to early termination.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE CORPORATE LAW

Certain provisions of our certificate of incorporation, bylaws and Delaware corporate law could make the following more difficult:

     -  the acquisition of us by means of a tender offer;

     -  acquisition of us by means of a proxy contest or otherwise; or

     -  the removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could improve their terms.

ELECTION AND REMOVAL OF DIRECTORS

We currently have five authorized directors. The authorized number of directors may be changed only by resolution of the board of directors or the affirmative vote of 75% of our stockholders. Upon the completion of the offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

In addition, our bylaws provide that, except as otherwise provided by law or our certificate of incorporation, newly created directorships resulting from an increase in the authorized number of directors or vacancies on the board may be filled only by:

     - a majority of the directors then in office, though less than a quorum is then in office; or

     -  by the sole remaining director.

STOCKHOLDER MEETINGS

Under our certificate of incorporation and bylaws, only the chairman of the board, or a majority of the board of directors may call special meetings of stockholders.

REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, except for nominations made by or at the direction of the board of directors or a committee of the board.

DELAWARE ANTI-TAKEOVER LAW

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

ELIMINATION OF STOCKHOLDER ACTION BY WRITTEN CONSENT

Upon the completion of this offering, our certificate of incorporation will eliminate the right of stockholders to act by written consent without a meeting, unless the consent is unanimous. This provision may have the effect of discouraging, delaying or making more difficult a change in control of our company or preventing the removal of incumbent directors even if a majority of our stockholders were to deem such an action to be in our best interests.

LIMITATION OF LIABILITY

As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

     - for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

INDEMNIFICATION

Our certificate of incorporation and bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extend permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether Delaware law would permit indemnification.

Before the closing of this offering, we intend to enter into agreements to indemnify our directors and executive officers in addition to the indemnification provided for in our bylaws. These agreements provide, among other things, for indemnification of our directors and executive officers for expenses specified in the agreements, including attorneys' fees, judgments, fines and settlement amounts incurred by any director or officer in any action or proceeding arising out of his or her services as a director or executive officer of VNUS or arising out of his or her services, at our request, as a director, officer, trustee, employee or agent of any other entity. In addition, we maintain directors' and officers' insurance. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. Further, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

STOCK TRANSFER AGENT

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Some shares will not be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our common stock in the public market after any such restrictions on sale lapse could adversely affect the prevailing market price of the common stock and impair our ability to raise equity capital in the future.


Upon completion of this offering, based on the number of shares outstanding at September 30, 2000, we will have 14,486,767 outstanding shares of common stock, (including 8,418,157 shares of common stock to be issued upon the automatic conversion of the outstanding shares of preferred stock upon the completion of this offering and assuming no exercise of the over-allotment option and no exercises of outstanding options after September 30, 2000). Of these shares, all of the 4,250,000 shares sold in the public offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased in this offering by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933 may generally be sold only in compliance with the applicable provisions of Rule 144. The remaining 10,236,767 shares of common stock held by existing stockholders are "restricted" securities, which means they were originally sold in offerings not subject to a registration statement filed with the Securities and Exchange Commission. In general, restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act of 1933.



Without taking into account the lock-up agreements described below and assuming this offering was completed on September 30, 2000 the restricted securities will become eligible for sale in the public market as follows:



           ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN PUBLIC MARKET



- Approximately 645,000 shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k) and approximately 5,842,000 will become so eligible from time to time during the 90 day period following this offering, subject to the volume limitations of Rule 144;



- Approximately 300,000 shares will be eligible for sale in the public market without restriction 90 days after the offering pursuant to Rule 701; and



- Approximately 3,500,000 additional shares will be eligible for sale in the public market from time to time 180 days after the offering, subject to the volume limitations of Rule 144.



LOCK-UP AGREEMENTS



Our directors, officers and most of our stockholders, who together hold over 98% of our common stock and all of our preferred stock, have entered into lock-up agreements in connection with this offering. These lock-up agreements generally provide that each of these holders will not sell, offer to sell, grant any option to sell or otherwise dispose of, or participate in the filing of a registration statement in respect of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of U.S. Bancorp Piper Jaffray Inc. The lock-up agreements do not apply, however, to the transfer of shares of our common stock acquired in this offering or in open market transactions thereafter or the transfer by gift of shares of our common stock or securities exchangeable for or convertible into our common stock, to any holder's partners or affiliates, or to a trust established for the benefit of such holder or their family. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until these agreements expire or are waived by the representatives of the underwriters of this offering.

RULE 144

In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


     - one percent of the number of shares of common stock then outstanding, which will equal approximately 144,868 shares immediately after this offering; or


     - the average weekly trading volume of our common stock during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

RULE 144(K)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

RULE 701

Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 following 90 days after effectiveness without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 90 days after effectiveness without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

REGISTRATION RIGHTS

Upon completion of this offering, the holders of 9,225,411 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of such shares under the Securities Act and exercisable warrants to purchase common stock. Registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. See "Description of Our Capital
Stock -- Registration Rights." These holders have agreed to waive their registration rights until 180 days following this offering.

STOCK OPTIONS


We intend to file a registration statement under the Securities Act after the effective date of this offering to register shares to be issued pursuant to our employee and director benefit plans. As a result, any options or rights exercised under our 1995 Stock Option Plan, 2000 Equity Incentive Plan or Employee Stock Purchase Plan will also be freely tradable in the public market. However, shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144, unless otherwise resalable under Rule 701. As of September 30, 2000, we had granted options to purchase 788,163 shares of common stock that had not been exercised, of which options to purchase 215,452 shares were both exercisable and not subject to a right of repurchase in our favor. In addition, as of that date we had reserved 600,600 shares for future issuance under our 2000 Equity Incentive Plan, which amount will be increased by 147,000 shares on each anniversary of that plan's adoption, and 84,000 shares for future issuance under our Employee Stock Purchase Plan.

                                  UNDERWRITING


The underwriters named below, for whom U.S. Bancorp Piper Jaffray Inc., Chase Securities Inc. and Dain Rauscher Incorporated are acting as representatives, have agreed to buy, subject to the terms of the underwriting agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.



                                                           NUMBER OF
                      UNDERWRITERS                           SHARES
                      ------------                         ----------
U.S. Bancorp Piper Jaffray Inc...........................
Chase Securities Inc.....................................
Dain Rauscher Incorporated...............................

                                                           ----------
          Total..........................................   4,250,000
                                                           ==========


The underwriters have advised us that they propose to offer the shares to the
public at $     per share. The underwriters propose to offer the shares to
certain dealers at the same price less a concession of not more than $     per
share. The underwriters may allow and the dealers may reallow a concession of
not more than $     per share on sales to certain other brokers and dealers.
After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 637,500 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.


                                                              NO        FULL
                                                           EXERCISE   EXERCISE
                                                           --------   --------
Per share................................................  $          $
Total....................................................  $          $



We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1.0 million.


We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

We and each of our directors, executive officers and other stockholders have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common, or any related security or instrument, without the prior written consent of U.S. Bancorp Piper Jaffray. Our obligations under this agreement are subject to certain limited exceptions.


Persons and entities associated with Chase Securities Inc., one of the representatives of the underwriters in this offering, hold a total of 85,681 shares of our Series C preferred stock and 48,750 shares of our Series D preferred stock which will convert into an aggregate of 56,466 shares of our common stock in connection with this offering. The Series C preferred stock and Series D preferred stock were purchased at a price of $1.70 and $2.00 per share, respectively, for an aggregate price of $243,500. These persons and entities also hold warrants to purchase 34,273 shares of our Series C preferred stock at an exercise price of $1.90 per share. The warrants will automatically convert into warrants to acquire 14,392 shares of our common stock at an exercise price of $4.52 upon the completion of this offering.


Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 212,500 shares of common stock for our directors, officers, employees and business associates. The number of shares of common stock available for sale to the general public will be reduced to the extent that those persons purchase any of the reserved shares. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

                                 LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for VNUS by Latham & Watkins, Costa Mesa, California. Legal matters in connection with this offering will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

The financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


The statements set forth in this prospectus under the captions "Risk
Factors -- Our success will depend partly on our ability to operate without infringing or misappropriating the proprietary rights of others," and "-- Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology, or very similar technology, and could reduce our ability to compete in the market" and the first paragraph in "Business -- Patents and Proprietary Technology" have been reviewed and approved by Fulwider Patton Lee & Utecht, LLP, patent counsel to VNUS, as experts in such matters, and are included herein in reliance upon its review and approval.


                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement, which includes any amendments to the registration statement, on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. There are items contained in exhibits to the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to VNUS and the common stock offered by this prospectus, reference is made to the registration statement and its exhibits, and the financial statements and notes filed as a part of the registration statement. Statements made in this prospectus concerning the contents of any document are not necessarily complete. With respect to each document filed with the Securities and Exchange Commission as an exhibit to the registration statement, reference is made to the exhibit for a copy of the actual contract, agreement or other document. The registration statement, including the exhibits, financial statements and notes filed as a part of the registration statement, as well as reports and other information filed with the Securities and Exchange Commission, may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York, New York, 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Securities and Exchange Commission upon payment of fees prescribed by the Securities and Exchange Commission. These reports and other information may also be inspected without charge at a website maintained by the Securities and Exchange Commission. The address of the SEC site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statement of Stockholders' Equity...........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
VNUS Medical Technologies, Inc.:

We have audited the accompanying balance sheets of VNUS Medical Technologies, Inc. (a Delaware corporation) as of December 31, 1998 and 1999, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VNUS Medical Technologies, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

San Jose, California
February 25, 2000 (except with respect to matters in

Note 12, as to which the date is October 3, 2000)

                        VNUS MEDICAL TECHNOLOGIES, INC.


                                 BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS


                                                            DECEMBER 31,        SEPTEMBER 30, 2000
                                                         ------------------   ----------------------
                                                           1998      1999     HISTORICAL   PRO FORMA
                                                         --------   -------   ----------   ---------
                                                                                   (UNAUDITED)
Current Assets:
  Cash and cash equivalents............................  $  1,430   $10,916    $  5,422
  Accounts receivable, net of allowance for doubtful
     accounts of $29, $30 and $62 for 1998, 1999 and
     September 30, 2000................................        70       219         405
  Inventory............................................       269       401         369
  Prepaid offering costs and other current assets......        51        64         788
                                                         --------   -------    --------
          Total current assets.........................     1,820    11,600       6,984
Property and equipment, net............................       189       227         294
Other long-term assets.................................        67        68          71
                                                         --------   -------    --------
                                                         $  2,076   $11,895    $  7,349
                                                         ========   =======    ========

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.....................................  $    118   $    40    $    420
  Accrued liabilities..................................       262       464         749
  Current portion of note payable......................       475       618         680
                                                         --------   -------    --------
          Total current liabilities....................       855     1,122       1,849
Notes payable, net of current portion..................     1,135       517          --
Other long-term liabilities............................         4        --          --
                                                         --------   -------    --------
          Total liabilities............................     1,994     1,639       1,849
                                                         --------   -------    --------
Commitments (Note 11)
Stockholders' Equity:
Convertible preferred stock, $.001 par value per share,
  13,946,937, 22,641,055 and 22,641,055 shares
  authorized in 1998, 1999 and September 30, 2000,
  respectively (50,000,000 shares authorized pro
  forma); 11,969,002, 20,043,252 and 20,043,252 shares
  issued and outstanding in 1998, 1999, and September
  30, 2000, respectively (none pro forma); preference
  in liquidation of $11,787, $27,936 and $27,936 in
  1998, 1999 and September 30, 2000, respectively (none
  pro forma)...........................................        12        20          20          --
Common stock, $.001 par value per share, 30,000,000
  shares authorized (100,000,000 shares authorized pro
  forma); 1,277,174, 1,503,829 and 1,818,610 shares
  issued and outstanding in 1998, 1999 and September
  30, 2000, respectively (10,236,767 shares pro
  forma)...............................................         1         2           2          10
Additional paid-in capital.............................    11,801    28,601      31,641      31,653
Deferred stock compensation............................        --      (391)     (2,063)     (2,063)
Accumulated deficit....................................   (11,732)  (17,976)    (24,100)    (24,100)
                                                         --------   -------    --------    --------
          Total stockholders' equity...................        82    10,256       5,500       5,500
                                                         --------   -------    --------    ========
                                                         $  2,076   $11,895    $  7,349
                                                         ========   =======    ========


   The accompanying notes are an integral part of these financial statements.

                        VNUS MEDICAL TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                NINE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                      ------------------------------------   ------------------------
                                         1997         1998         1999         1999         2000
                                      ----------   ----------   ----------   ----------   -----------
                                                                                   (UNAUDITED)
Net revenues........................  $       --   $      168   $      483   $      304   $     1,231
Cost of revenues....................          --          339          939          710         1,296
                                      ----------   ----------   ----------   ----------   -----------
  Gross margin......................          --         (171)        (456)        (406)          (65)
                                      ----------   ----------   ----------   ----------   -----------
Operating expenses:
  Sales and marketing...............         361          714        2,233        1,349         2,854
  Research and development..........       2,872        3,053        2,566        2,126         1,637
  General and administrative........         941        1,220        1,160          844         1,113
  Deferred compensation
     expense(1).....................          --           --          166          106           713
                                      ----------   ----------   ----------   ----------   -----------
          Total operating
            expenses................       4,174        4,987        6,125        4,425         6,317
                                      ----------   ----------   ----------   ----------   -----------
     Loss from operations...........      (4,174)      (5,158)      (6,581)      (4,831)       (6,382)
  Interest income...................         238          188          541          389           367
  Interest expenses.................          --         (137)        (204)        (161)         (109)
                                      ----------   ----------   ----------   ----------   -----------
Net loss............................  $   (3,936)  $   (5,107)  $   (6,244)  $   (4,603)  $    (6,124)
                                      ==========   ==========   ==========   ==========   ===========
Basic and diluted net loss per
  share.............................  $    (3.60)  $    (4.16)  $    (4.38)  $    (3.26)  $     (3.69)
                                      ==========   ==========   ==========   ==========   ===========
Shares used in computing basic and
  diluted net loss per share........   1,092,923    1,228,702    1,425,997    1,413,946     1,658,423
                                      ==========   ==========   ==========   ==========   ===========
Pro forma net loss per share, basic
  and diluted.......................                            $    (0.68)               $     (0.61)
                                                                ==========                ===========
Shares used in computing pro forma
  net loss per share................                             9,234,823                 10,076,580
                                                                ==========                ===========
(1) Deferred compensation expense
    includes the following:
       Cost of revenues.............  $       --   $       --   $       23   $        3   $       125
       Sales and marketing..........          --           --           82           52           190
       Research and development.....          --           --           56           36           187
       General and administrative...          --           --            5           15           211
                                      ----------   ----------   ----------   ----------   -----------
          Total.....................  $       --   $       --   $      166   $      106   $       713
                                      ==========   ==========   ==========   ==========   ===========


   The accompanying notes are an integral part of these financial statements.

                        VNUS MEDICAL TECHNOLOGIES, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                   CONVERTIBLE
                                 PREFERRED STOCK        COMMON STOCK      ADDITIONAL                                    TOTAL
                               -------------------   ------------------    PAID-IN       DEFERRED     ACCUMULATED   STOCKHOLDERS'
                                 SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT        EQUITY
                               ----------   ------   ---------   ------   ----------   ------------   -----------   -------------
Balances at December 31,
  1996.......................   7,274,167    $ 7     1,087,624     $1      $ 3,816       $    --       $ (2,689)       $ 1,135
  Issuance of Series C
    preferred stock and
    warrants for cash at
    $1.70 per share and $0.01
    per warrant..............   4,694,835      5            --     --        7,995            --             --          8,000
  Series C offering costs....          --     --            --     --          (45)           --             --            (45)
  Exercise of stock options
    for cash at $0.02 - $0.40
    per share................          --     --        16,205     --            2            --             --              2
  Net loss...................          --     --            --     --           --            --         (3,936)        (3,936)
                               ----------    ---     ---------     --      -------       -------       --------        -------
Balances at December 31,
  1997.......................  11,969,002     12     1,103,829      1       11,768            --         (6,625)         5,156
  Exercise of stock options
    for cash at $0.02 - $0.40
    per share................          --     --       173,345     --           33            --             --             33
  Net loss...................          --     --            --     --           --            --         (5,107)        (5,107)
                               ----------    ---     ---------     --      -------       -------       --------        -------
Balances at December 31,
  1998.......................  11,969,002     12     1,277,174      1       11,801            --        (11,732)            82
  Issuance of Series D
    preferred stock for cash
    at $2.00 per share.......   8,074,250      8            --     --       16,141            --             --         16,149
  Series D offering costs....          --     --            --     --          (27)           --             --            (27)
  Exercise of stock options
    for cash at $0.02 - $0.48
    per share................          --     --       226,655      1           60            --             --             61
  Deferred stock compensation
    for stock option
    grants...................          --     --            --     --          557          (557)            --             --
  Amortization of deferred
    stock compensation.......          --     --            --     --           --           166             --            166
  Fair value of options
    issued for services......          --     --            --     --           69            --             --             69
  Net loss...................          --     --            --     --           --            --         (6,244)        (6,244)
                               ----------    ---     ---------     --      -------       -------       --------        -------
Balances at December 31,
  1999.......................  20,043,252     20     1,503,829      2       28,601          (391)       (17,976)        10,256
  Exercise of stock options
    for cash at $0.02 - $0.48
    per share (unaudited)....          --     --       314,781     --          109            --             --            109
  Deferred stock compensation
    for stock option grants
    (unaudited)..............          --     --            --     --        2,385        (2,385)            --             --
  Amortization of deferred
    stock compensation
    (unaudited)..............          --     --            --     --           --           713             --            713
  Fair value of options
    issued for services
    (unaudited)..............          --     --            --     --          546            --             --            546
  Net loss (unaudited).......          --     --            --     --           --            --         (6,124)        (6,124)
                               ----------    ---     ---------     --      -------       -------       --------        -------
Balances at September 30,
  2000 (unaudited)...........  20,043,252    $20     1,818,610     $2      $31,641       $(2,063)      $(24,100)       $ 5,500
                               ==========    ===     =========     ==      =======       =======       ========        =======


   The accompanying notes are an integral part of these financial statements.

                        VNUS MEDICAL TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                             NINE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                               ---------------------------   -----------------
                                                1997      1998      1999      1999      2000
                                               -------   -------   -------   -------   -------
                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.....................................  $(3,936)  $(5,107)  $(6,244)  $(4,603)  $(6,124)
Adjustments to reconcile net loss to cash
  used in operating activities:
  Depreciation...............................       88       128       197       106       104
  Gain on sale of property and equipment.....       --        (5)       --        --        --
  Amortization of deferred compensation......       --        --       166       106       713
  Non-cash consulting costs..................       --        --        69        41       546
  Changes in assets and liabilities:
     Accounts receivable, net................       --       (70)     (149)     (120)     (186)
     Inventory...............................       --      (269)     (132)     (111)       32
     Prepaid offering costs and other current
       assets................................       (1)      (17)      (13)      (19)     (727)
     Accounts payable........................       41       (14)      (78)      (31)      381
     Accrued liabilities.....................        6       154       202      (174)      285
                                               -------   -------   -------   -------   -------
          Net cash used in operating
            activities.......................   (3,802)   (5,200)   (5,982)   (4,805)   (4,976)
                                               -------   -------   -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment..........     (183)      (62)     (235)      (86)     (172)
Proceeds from the sale of property and
  equipment..................................       --        34        --        --        --
Other long term assets.......................       --       (60)       --        --        --
                                               -------   -------   -------   -------   -------
          Net cash used in investing
            activities.......................     (183)      (88)     (235)      (86)     (172)
                                               -------   -------   -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of preferred stock and
  warrants...................................    8,000        --    16,149    16,149        --
Proceeds from sale of common stock...........        2        33        61        41       109
Issuance costs related to sale of stock......      (45)       --       (27)      (25)       --
Proceeds from note payable...................       --     2,000        --        --        --
Repayment of note payable....................       --      (389)     (475)     (338)     (455)
Other........................................      (16)       (4)       (5)       --        --
                                               -------   -------   -------   -------   -------
          Net cash provided by (used in)
            financing activities.............    7,941     1,640    15,703    15,827      (346)
                                               -------   -------   -------   -------   -------
Net increase (decrease) in cash and cash
  equivalents................................    3,956    (3,648)    9,486    10,936    (5,494)
Cash and cash equivalents, beginning of
  period.....................................    1,122     5,078     1,430     1,430    10,916
                                               -------   -------   -------   -------   -------
Cash and cash equivalents, end of period.....  $ 5,078   $ 1,430   $10,916   $12,366   $ 5,422
                                               =======   =======   =======   =======   =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
     Cash paid for interest..................  $     1   $   108   $   189   $   143   $   105


   The accompanying notes are an integral part of these financial statements.

                        VNUS MEDICAL TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

 1. ORGANIZATION AND OPERATIONS OF THE COMPANY

VNUS Medical Technologies, Inc. (the "Company") was incorporated in Delaware on January 4, 1995 to develop, market and sell surgical devices to treat venous diseases. In March 1999, the Company sold its first product in the United States. In October and November 1999, the Company launched commercial sales of the Closure System in the U.S. at meetings of the American College of Surgeons and American College of Phlebology.

The Company has funded its operations primarily through the issuance of convertible preferred stock as discussed in Note 7. Management believes that it has sufficient funds available for operation through at least the first quarter of 2001. However, the Company will need to raise funds in the future to further develop its business. There is no assurance that the Company will be successful in raising these funds.

During 1999, the Company commenced volume shipment of its product and emerged from the development stage. Although no longer in the development stage, the Company continues to be subject to certain risks common to companies in similar stages of development, including the uncertainty of availability of additional financing; dependence on a limited product line; limited manufacturing, marketing and sales experience; reliance on key individuals; potential competition from larger, more established companies and uncertainty of future profitability.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM FINANCIAL DATA


The unaudited interim balance sheet as of September 30, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the nine months ended September 30, 1999 and 2000 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with accounting principles generally accepted in the United States.


USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash investments and accounts receivable. The Company has cash investment policies that limit cash investments to short-term, low risk investments. With respect to accounts receivable, the Company maintains allowances for estimated bad debt losses.

                        VNUS MEDICAL TECHNOLOGIES, INC.

                               DECEMBER 31, 1999

Receivables due from significant customers as a percentage of total accounts receivable are as follows:


                                                              DECEMBER 31,
                                                              -------------   SEPTEMBER 30,
                                                              1998    1999        2000
                                                              -----   -----   -------------
                                                                               (UNAUDITED)
Customer A..................................................   62%     32%          *
Customer B..................................................   --      15%          *
Customer C..................................................   23%      *           *


Sales to significant customers as a percentage of total revenues are as follows:


                                                                      PERIODS ENDED
                                                              -----------------------------
                                                              DECEMBER 31,
                                                              -------------   SEPTEMBER 30,
                                                              1998    1999        2000
                                                              -----   -----   -------------
                                                                               (UNAUDITED)
Customer A..................................................   48%      *           *
Customer B..................................................   --      13%          *
Customer C..................................................   12%      *           *


-------------------------
* Represented less than 10% for this period

INVENTORY

Inventory is stated at the lower of weighted average cost or market and includes materials, labor and manufacturing overhead costs. Provisions are made when required to reduce potential excess or obsolete inventories to net realizable value. To date the Company has determined that no such provision is required.

PROPERTY AND EQUIPMENT

Property and equipment consist of laboratory equipment, office furniture, leasehold improvements, and loaned or rented radio-frequency generators. Laboratory equipment and office furniture are recorded at cost and are depreciated using the straight-line method based upon estimated useful lives of three to five years. Leasehold improvements are recorded at cost and are amortized over the estimated lives of the improvements or the term of the lease, whichever is shorter. Loaned or rented radio-frequency generators are recorded at cost and depreciated to cost of sales over estimated useful lives of three and five years. The unamortized cost of loaned or rented generators subsequently sold is included in cost of sales.

REVENUE RECOGNITION

The Company sells its disposable catheters primarily to end users in the Unites States and distributors in international markets. The Company sells radio-frequency generators to end-users domestically, distributors in international markets, and to third party leasing companies. These companies provide long-term lease financing to end-users. The Company does not provide such long-term lease financing to end-users.

Revenue from the sale of the Company's disposable catheters and radio-frequency generators is recognized upon receipt of an order and at time of shipment and passage of title to the customer provided that no significant obligations remain and collection of the accounts receivable is deemed probable. The Company's return policy allows customers to return unused products for a period ranging within 60 days subject to restocking fees. The Company makes provisions for estimated returns and allowances. To date returns and allowances have been insignificant.

                        VNUS MEDICAL TECHNOLOGIES, INC.

                               DECEMBER 31, 1999

The Company sometimes rents radio-frequency generators to customers under short-term rental agreements. Revenue from the rental of radio-frequency generators is recognized pro-rata over the term of the rental agreement.

The Company sometimes loans radio-frequency generators to customers that agree to purchase a minimum quantity of disposable catheters each month. If the customer does not purchase this minimum quantity in a given month, the Company charges the customer and recognizes as revenue a monthly rental amount.

FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, recorded amounts approximate fair value due to the relatively short maturity period. Based on interest rates available to the Company for debt with comparable maturities, the carrying value of the Company's note payable approximates fair value.

PATENTS AND TRADEMARKS

Costs incurred to register and apply for patents and trademarks are expensed as incurred.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred and consist primarily of salaries and other direct costs.

RECLASSIFICATION


Certain reclassifications have been made to previously issued financial statements to conform with the September 30, 2000 presentation.


LONG-LIVED ASSETS

The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. No such impairments have been identified to date.

COMPREHENSIVE INCOME

For all periods presented, comprehensive loss is the same as net loss in the accompanying statements of operations.

STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation under Accounting Principles Board Opinion ("APB") No. 25. Companies that elect to employ APB No. 25 are required to disclose the pro forma net income (loss) that would have resulted from using the fair value method to value stock-based compensation described in Statements of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Note 8 to the financial statements contains a summary of the disclosure provisions under SFAS No. 123.

The Company recognizes compensation expense for options granted to nonemployees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force consensus Issue 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with

                        VNUS MEDICAL TECHNOLOGIES, INC.

                               DECEMBER 31, 1999

Selling, Goods or Services", which require using a Black-Scholes option pricing model and remeasuring such stock options to the current fair market value until the performance date has been reached.

SEGMENT REPORTING

During 1998, the Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires a new basis of determining reportable business segments (i.e., the management approach). This approach requires that business segment information used by management to assess performance and manage company resources be the source for information. The Company's chief operating decision maker is the Chief Executive Officer of the Company. On this basis, the Company is organized and operates as one operating segment, to provide surgical devices to treat venous diseases. International revenues are based on the country in which the end-user is located. The following is a summary of revenue by geographic region.


                                                                      PERIODS ENDED
                                                              -----------------------------
                                                              DECEMBER 31,
                                                              -------------   SEPTEMBER 30,
                                                              1998    1999        2000
                                                              -----   -----   -------------
                                                                               (UNAUDITED)
United States...............................................    4%     64%         84%
Italy.......................................................   47%      4%          3%
Other Europe................................................   49%     32%          9%
Asia........................................................   --      --           4%


The Company's long-lived assets located outside the United States are not significant.

BASIC NET LOSS PER SHARE AND PRO FORMA NET LOSS PER SHARE

Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock, but excluding any outstanding common shares related to options exercised before the vesting date. Diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the if-converted basis. All potential common shares have been excluded from the computation of diluted net loss per share for all periods presented because the effect would have been antidilutive.

                        VNUS MEDICAL TECHNOLOGIES, INC.

                               DECEMBER 31, 1999

The following table presents the calculation of basic and diluted and pro forma basic net loss per share (in thousands, except share and per share data):


                                                                           NINE MONTHS
                                    YEAR ENDED DECEMBER 31,            ENDED SEPTEMBER 30,
                              ------------------------------------   ------------------------
                                 1997         1998         1999         1999         2000
                              ----------   ----------   ----------   ----------   -----------
                                                                           (UNAUDITED)
Net loss....................  $   (3,936)  $   (5,107)  $   (6,244)  $   (4,603)  $    (6,124)
Shares used in computing
  basic and diluted net loss
  per share.................   1,092,923    1,228,702    1,425,997    1,413,946     1,658,423
Basic and diluted net loss
  per share.................  $    (3.60)  $    (4.16)  $    (4.38)  $    (3.26)  $     (3.69)
                              ==========   ==========   ==========   ==========   ===========
Shares used above...........                             1,425,997                  1,658,423
Adjustment to reflect
  weighted average effect of
  assumed conversion of
  convertible preferred
  stock.....................                             7,808,826                  8,418,157
                                                        ----------                -----------
Shares used in computing pro
  forma basic and diluted
  net loss per share........                             9,234,823                 10,076,580
Pro forma basic and diluted
  net loss per share........                            $    (0.68)               $     (0.61)
                                                        ==========                ===========


The following table presents the number of shares of common stock that have been excluded from the computation of diluted net loss per share as a result of the conversion of outstanding options, warrants, and convertible preferred stock because they would have an antidilutive effect:


                                                          DECEMBER 31,
                                                     ----------------------   SEPTEMBER 30,
                                                       1998         1999          2000
                                                     ---------   ----------   -------------
                                                                               (UNAUDITED)
Preferred stock....................................  5,026,976    8,418,157     8,418,157
Options to purchase common stock...................    694,983      843,535       788,163
Warrants...........................................    807,254      807,254       807,254
                                                     ---------   ----------    ----------
          Total....................................  6,529,213   10,068,946    10,013,574
                                                     =========   ==========    ==========


RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. In June 1999, the FASB deferred the effective date of SFAS No. 133 to be effective for quarters of all fiscal years beginning after June 15, 2000. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, management believes that the application of SFAS No. 133 will not have a material impact on the Company's financial position or results of operations.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101") which provides guidance related to revenue recognition based on interpretations and practices followed by SEC. SAB 101 allows companies to

                        VNUS MEDICAL TECHNOLOGIES, INC.

                               DECEMBER 31, 1999

recognize any change in revenue recognition related to adopting its provisions as an accounting change at the time of implementation in accordance with APB Opinion No. 20, "Accounting Changes." The Company does not believe that the adoption of SAB 101 will have a material effect on the financial statements.

 3. INVENTORY

Inventory consists of the following (in thousands):


                                                              DECEMBER 31,
                                                              -------------   SEPTEMBER 30,
                                                              1998    1999        2000
                                                              -----   -----   -------------
                                                                               (UNAUDITED)
Raw materials and sub-assemblies............................  $114    $ 83        $112
Finished goods..............................................    81     170         158
Radio-frequency generators..................................    74     148          99
                                                              ----    ----        ----
          Total.............................................  $269    $401        $369
                                                              ====    ====        ====


 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):


                                                             DECEMBER 31,
                                                             ------------   SEPTEMBER 30,
                                                             1998    1999       2000
                                                             -----   ----   -------------
                                                                             (UNAUDITED)
Radio-frequency generators.................................  $  --   $136       $301
Laboratory equipment.......................................    146    149        144
Office furniture...........................................    188    259        272
Leasehold improvements.....................................    121    146        146
                                                             -----   ----       ----
                                                               455    690        863
Less: Accumulated depreciation.............................   (266)  (463)      (569)
                                                             -----   ----       ----
                                                             $ 189   $227       $294
                                                             =====   ====       ====


 5. ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):


                                                              DECEMBER 31,
                                                              -------------   SEPTEMBER 30,
                                                              1998    1999        2000
                                                              -----   -----   -------------
                                                                               (UNAUDITED)
Accrued payroll-related expenses............................  $ 58    $ 62        $104
Professional services.......................................    10      47         411
Clinical studies............................................    27      15          30
Sales commissions and bonuses...............................    64     173          30
Deferred revenue and returns allowance......................    --      30          67
Other miscellaneous accruals................................   103     137         107
                                                              ----    ----        ----
          Total.............................................  $262    $464        $749
                                                              ====    ====        ====

                        VNUS MEDICAL TECHNOLOGIES, INC.

                               DECEMBER 31, 1999

 6. NOTE PAYABLE

In July 1998, the Company obtained a note payable of $2,000,000 from a financial institution. The note bears interest at 14% per annum with principal and interest payable in thirty-six equal monthly installments of $62,000 and a final payment of $240,000. The note is secured by all assets of the Company.

Annual principal maturities under the note payable are as follows as of December 31, 1999 (in thousands):

2000........................................................  $  618
2001........................................................     517
                                                              ------
                                                              $1,135
                                                              ======

 7. CONVERTIBLE PREFERRED STOCK

As of December 31, 1999, the Company has authorized 22,641,055 shares of convertible preferred stock. The Company's Board of Directors has the authority to establish and define, in one or more series, the price, rights, preferences and dividends of authorized but unissued shares of preferred stock. The existing series outstanding at December 31, 1999 and 1998 are summarized as follows:

     SERIES A-1 -- The Company authorized and issued 2,537,500 shares of Series A-1 preferred stock in January 1995 at a price of $0.10 per share.

     SERIES A-2 -- The Company authorized and issued 2,030,000 shares of Series A-2 preferred stock in October 1995 at a price of $0.30 per share.

     SERIES A-3 -- The Company authorized and issued 1,015,000 shares of Series A-3 preferred stock in March 1996 at a price of $0.90 per share.

     SERIES B -- The Company authorized and issued 1,691,667 shares of Series B preferred stock in August 1996 at a price of $1.20 per share.

     SERIES C -- The Company reduced the authorized shares of Series C preferred stock from 6,672,770 as of December 31, 1998 to 6,616,888 as of December 31, 1999. The Company issued 4,694,835 shares of Series C preferred stock in May 1997 at a price of $1.70 per share.

     SERIES D -- The Company authorized 8,750,000 and issued 8,074,250 shares of Series D preferred stock in February and March 1999 at $2.00 per share.

The preferred stock has the following rights, preferences and privileges:

     DIVIDENDS -- Noncumulative dividends of $0.005, $0.015, $0.045, $0.06, $0.085 and $0.10 per share are payable annually to the Series A-1, Series A-2, Series A-3, Series B, Series C and Series D stockholders, respectively, if declared by the board of directors. For the period from inception through December 31, 1999, no dividends have been declared.

     LIQUIDATION PREFERENCE -- The preferred shares have liquidation preferences that equal the sum of the original issue price plus any declared but unpaid dividends on such shares. If such amounts are not available, all assets of the Company will be distributed in proportion to the aggregate liquidation preference of the shares of preferred stock held by the respective preferred stockholders. If assets remain in the Company upon completion of full distributions to preferred stockholders, such assets shall be distributed among the holders of common stock held by each (assuming conversion of all preferred stock to common stock) until the holders of preferred stock have received an aggregate of

                        VNUS MEDICAL TECHNOLOGIES, INC.

                               DECEMBER 31, 1999

     two times the original issue price of such shares. Thereafter, any remaining assets would be distributed equally among the holders of the common stock.

     CONVERSION -- The holders of preferred stock have the following conversion rights:

     - Each share of preferred stock is convertible at the option of the holder at any time after the date of issuance into 0.42 shares of fully paid and nonassessable shares of common stock, determined by dividing the original issue price of the series of preferred stock by the conversion price at the time in effect for such shares.

     - Each share of preferred stock will convert into 0.42 shares of common stock immediately upon the sale of common stock in a bona fide underwriting which meets certain minimum conditions.

     - The conversion price may be adjusted pursuant to a weighted average antidilution formula under certain dilutive circumstances.

     - Upon merger or consolidation, the holders of the preferred stock will receive the original issue price plus declared but unpaid dividends through the closing of the transaction. The remainder of the distribution will be handled according to the procedures for liquidation previously described.

     VOTING RIGHTS -- The holders of the preferred stock have the right to one vote for each share of common stock into which the preferred stock could then be converted. The holders have full voting rights and powers equal to the voting rights and powers of holders of the common stock.

WARRANTS TO PURCHASE CONVERTIBLE PREFERRED STOCK

In connection with the Series C preferred stock offering in May 1997, the Company issued a warrant to purchase 1,877,935 shares of Series C preferred stock at an exercise price of $1.90 per share. The fair value of these warrants at the date of grant was estimated using the Black-Scholes option pricing model and the value was determined to be approximately $447,000. This amount is included as a component of stockholder's equity. The warrant expires on May 2, 2001.

In connection with the note payable entered into in July 1998 (see Note 6), a warrant was issued to purchase 44,118 fully paid and nonassessable shares of Series C preferred stock at an exercise price of $1.70 per share. The fair value of these warrants at the date of grant was estimated using the Black-Scholes option pricing model and the value was determined to be insignificant. The warrant expires upon the earlier of (1) June 30, 2004, (2) the consolidation or merger of the Company where the Company's stockholders do not control the surviving entity or (3) the sale of substantially all of the Company.

Warrants to purchase preferred stock convert to common stock warrants upon the closing of a public offering of the Company's common stock.

UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY


In July 2000, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering (the "IPO"). If the IPO is consummated under the terms presently anticipated, all of the currently outstanding shares of convertible preferred stock as of September 30, 2000 will be converted into 8,418,157 shares of common stock upon the closing of the IPO. The effect of the convertible preferred stock conversion has been reflected as unaudited pro forma stockholders' equity in the accompanying balance sheet.

                        VNUS MEDICAL TECHNOLOGIES, INC.

                               DECEMBER 31, 1999

 8. EQUITY INCENTIVE PLAN

During 1995, the Company established the 1995 Stock Plan (the "Plan") covering key employees and consultants of the Company. Under the terms of the Plan, incentive and nonqualified stock options and stock purchase rights may be granted for up to 1,512,000 shares of the Company's authorized but unissued common stock. Options have a maximum term of 10 years and vest over schedules determined by the Board of Directors.

Nonqualified stock options may be granted to employees and consultants at no less than 85% of the fair market value of the stock at the date of grant. Incentive stock options may be granted to employees only at the fair market value of the stock at the date of the grant.

The Company accounts for the Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation expense is recognized when stock options are granted at a price equal to the fair market value of the underlying shares on the date of grant. Had compensation expense for the Plan been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss would have been adjusted to the following pro forma amounts:


                                         YEARS ENDED DECEMBER 31,       NINE MONTHS ENDED
                                       -----------------------------      SEPTEMBER 30,
                                        1997       1998       1999            2000
                                       -------    -------    -------    -----------------
                                                                           (UNAUDITED)
Net loss (in thousands):
  As reported........................  $(3,936)   $(5,107)   $(6,244)        $(6,124)
  Pro forma..........................  $(3,954)   $(5,118)   $(6,271)        $(6,149)
Net loss per common share:
  As reported -- basic and diluted...  $ (3.60)   $ (4.16)   $ (4.38)        $ (3.69)
  Pro forma -- basic and diluted.....  $ (3.62)   $ (4.17)   $ (4.40)        $ (3.71)



The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998 and 1999: risk-free interest rates ranging between 4.56% to 6.51%; expected lives ranging from 1 year to 5 years; expected volatility of 0.001% for employee options and 70% for consultant options in 1997 and 1998 and 70% for employee and consultant options in 1999 through September 30, 2000; and dividend yields of 0%.

                        VNUS MEDICAL TECHNOLOGIES, INC.

                               DECEMBER 31, 1999


Activity in the Plan, plus activity in the 2000 Equity Incentive Plan (see Note
12), for the period from December 31, 1997 through September 30, 2000 is as follows:



                                                     OPTIONS
                                                    AVAILABLE                      WEIGHTED
                                                    FOR FUTURE    OUTSTANDING      AVERAGE
                                                     ISSUANCE       OPTIONS     EXERCISE PRICE
                                                    ----------    -----------   --------------
Balance, December 31, 1997........................    189,466       822,432         $0.24
  Granted.........................................   (182,152)      182,152         $0.40
  Exercised.......................................         --      (173,345)        $0.19
  Terminated/cancelled............................    136,279      (136,279)        $0.33
                                                     --------      --------         -----
Balance, December 31, 1998........................    143,593       694,960         $0.29
  Authorized......................................    462,000            --            --
  Granted.........................................   (535,495)      535,495         $0.48
  Exercised.......................................         --      (226,655)        $0.26
  Terminated/cancelled............................    160,288      (160,288)        $0.38
                                                     --------      --------         -----
Balance, December 31, 1999........................    230,386       843,512         $0.38
  Authorized (see Note 12) (unaudited)............    630,000            --            --
  Granted (unaudited).............................   (357,370)      357,370         $1.23
  Exercised (unaudited)...........................         --      (314,781)        $0.60
  Terminated/cancelled (unaudited)................     97,938       (97,938)        $0.43
  Other (unaudited)...............................       (354)           --            --
                                                     --------      --------         -----
Balance, September 30, 2000 (unaudited)...........    600,600       788,163         $0.76
                                                     ========      ========         =====



                                     DECEMBER 31, 1999
                  -------------------------------------------------------
                     OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
                  --------------------------   --------------------------
                  NUMBER    WEIGHED-AVERAGE                  WEIGHTED-
                    OF         REMAINING       NUMBER OF      AVERAGE
EXERCISE PRICES   OPTIONS   CONTRACTUAL LIFE    OPTIONS    EXERCISE PRICE
---------------   -------   ----------------   ---------   --------------
0.02.$.....        34,304       6 years          18,900        $0.02
0.07.$.....        65,100       6 years          41,825        $0.07
0.21.$.....        23,520       6 years          11,228        $0.21
0.29.$.....       111,894       7 years          47,128        $0.29
0.40.$.....       181,856       8 years          73,265        $0.40
0.48.$.....       426,838       9 years          60,861        $0.48
                  -------                       -------        -----
                  843,512       8 years         253,207        $0.31
                  =======                       =======        =====



Option holders have the right to exercise their options early in certain circumstances, subject to the right of the Company to repurchase unvested shares at the original purchase price. As of December 31, 1999 and September 30, 2000, 37,071 and 57,750, options, respectively, have been exercised prior to the vesting date. These shares have been excluded from the weighted average calculation for the shares used in computing basic and diluted net loss per share.


DEFERRED STOCK COMPENSATION

Deferred stock compensation represents the aggregate difference, at the grant date, between the respective exercise price of stock options and the fair value of the underlying stock. The deferred stock compensation is amortized to expense over the vesting period of the individual award, generally four years. The

                        VNUS MEDICAL TECHNOLOGIES, INC.

                               DECEMBER 31, 1999


amortization method used is in accordance with FASB Interpretation No. 28. The Company recorded unearned stock-based compensation of $557,000 and $2,385,000 during the year ended December 31, 1999 and nine months ended September 30, 2000, respectively. Deferred stock compensation amortized to expense during these respective periods was $166,000 and $713,000.



The total unearned stock-based compensation recorded for all options through September 30, 2000 will be amortized as follows: $254,000 for the remainder of the year ending December 31, 2000, $990,000 for the year ending December 31, 2001, $520,000 for the year ending December 31, 2002, $243,000 for the year ending December 31, 2003 and $56,000 for the year ending December 31, 2004. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.


NON-CASH CONSULTING COSTS


During the years ended December 31, 1997, 1998, 1999, and the nine months ended September 30, 2000, the Company granted options to consultants to purchase 70,140, 9,240, 56,253, and 28,728 shares, respectively, of common stock in exchange for services at a range of exercise prices between $0.07 and $4.76 per share. These options, which are included in the table above, vest and are expensed at their estimated fair value upon delivery of the services. In fiscal years 1997 and 1998, the estimated expense using the Black-Scholes model was immaterial. In fiscal 1999 and the nine months ended September 30, 2000, the recorded expense was $69,000 and $546,000, respectively.



The non-cash consulting expenses associated with options is allocated as follows (in thousands):



                                                                             NINE MONTHS
                                             PERIODS ENDED DECEMBER 31,         ENDED
                                             ---------------------------    SEPTEMBER 30,
                                              1997        1998      1999        2000
                                             -------    --------    ----    -------------
                                                                             (UNAUDITED)
Sales and marketing........................  $    --    $     --    $ 7         $310
Research and development...................       --          --     42          189
General and administrative.................       --          --     20           47
                                             -------    --------    ---         ----
          Total............................  $    --    $     --    $69         $546
                                             =======    ========    ===         ====



At December 31, 1999 and September 30, 2000, unvested options issued to consultants had estimated fair values of $189,000 and $321,000 respectively.


 9. INCOME TAXES

The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined using the current applicable enacted tax rate and provisions of the enacted tax law.

For 1999 income tax reporting purposes, the Company has cumulative Federal and State net operating loss carryforwards of approximately $16,211,000 and Federal and State research and development tax credit carryforwards of approximately $594,000. The Federal credit and loss carryforwards will expire at various dates commencing in 2010 and continuing through 2019. The State loss carryforward will expire at various dates commencing in 2003 and continuing through 2004. The Company also has other State credits of approximately $17,000 which will expire commencing in 2003. The Internal Revenue Code contains

                        VNUS MEDICAL TECHNOLOGIES, INC.

                               DECEMBER 31, 1999

provisions which may limit the net operating loss and credit carryforwards available to be used in any given year if certain events occur, including changes in ownership interests.

The tax benefit of the net operating loss carryforward was approximately $4,056,000 and $6,484,000 as of December 31, 1998 and 1999, respectively. Since the Company has not achieved profitable operations, a valuation allowance has been recorded for the entire net deferred tax asset.

Deferred tax assets consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Cumulative net operating loss carryforwards.................  $ 4,056    $ 6,484
Start-up costs..............................................      460        354
Tax credits.................................................      409        611
Other.......................................................       74        257
Less: Valuation allowance...................................   (4,999)    (7,706)
                                                              -------    -------
                                                              $    --    $    --
                                                              =======    =======

10. RETIREMENT PLAN

The Company sponsors a 401(k) savings plan for all eligible employees and their beneficiaries. Contributions by the Company are discretionary. There have been no contributions by the Company (approved or payable) through December 31, 1999.

11. COMMITMENTS

The Company leases office space under noncancelable operating leases. Rental expense under operating leases totaled approximately $67,000, $102,000, and $175,000 in 1997, 1998, and 1999, respectively.

Future minimum lease commitments as of December 31, 1999 are as follows (in thousands):

2000........................................................  $161
2001........................................................    17
                                                              ----
                                                              $178
                                                              ====

12. SUBSEQUENT EVENTS

OPTION PLAN


In May 2000, the Company's board of directors adopted the 2000 Equity Incentive Plan under which 630,000 shares of common stock have been reserved for issuance. On the first anniversary of the Incentive Plan's adoption by the board of directors, the share reserve will automatically be increased by 147,000 shares. The plan was approved by the Company's stockholders on October 3, 2000. As of September 30, 2000, options to purchase 29,400 shares of common stock had been issued under this plan.



In May 2000, the Company's board of directors adopted the 2000 Employee Stock Purchase Plan under which 84,000 shares of common stock have been reserved for issuance. The plan was approved by the Company's stockholders on October 3, 2000. There has been no activity in this plan.

                        VNUS MEDICAL TECHNOLOGIES, INC.

                               DECEMBER 31, 1999

STOCK SPLIT


On September 22, 2000, the Company's Board of Directors effected a 0.42 for 1 reverse stock split of its common shares in connection with the proposed initial public offering of its common stock. This reverse stock split was approved by the Company's stockholders on October 3, 2000. All share and per share amounts presented herein have been restated to retroactively reflect this stock split.



OPTIONS ISSUANCE



On October 2, 2000, the Company's Compensation Committee approved the granting of 75,600 options. The unearned stock-based compensation relating to these options is estimated to be $528,000.

                                4,250,000 SHARES

                        VNUS MEDICAL TECHNOLOGIES, INC.

                                  COMMON STOCK

                                  [VNUS LOGO]

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

Until             , 2000, all dealers that effect transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           U.S. BANCORP PIPER JAFFRAY

                                   CHASE H&Q

                             DAIN RAUSCHER WESSELS

                                           , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by VNUS in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.


                                                                AMOUNT
                                                                TO BE
                                                                 PAID
                                                              ----------
Securities and Exchange Commission registration fee.........  $   16,774
NASD filing fee.............................................       6,854
Nasdaq National Market listing fee..........................      79,875
Printing and engraving expenses.............................     100,000
Legal fees and expenses.....................................     500,000
Accounting fees and expenses................................     250,000
Blue sky qualification fees and expenses....................       5,000
Transfer Agent and Registrar fees...........................       5,000
Miscellaneous fees and expenses.............................      57,000
                                                              ----------
          Total.............................................  $1,020,503
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under the circumstances described in Section 145 of the Delaware General Corporation Law, for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Article IX of VNUS' amended and restated certificate of incorporation (Exhibit 3.2) and Article V of VNUS' amended and restated bylaws (Exhibit 3.4) provide for indemnification of VNUS' directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, VNUS has entered into indemnification agreements (Exhibit 10.8) with its officers and directors. The underwriting agreement (Exhibit 1.1) also provides for cross-indemnification among VNUS and the underwriters with respect to the matters described in the underwriting agreement including matters arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


As of September 30, 2000, we have issued or sold the following securities since September 30, 1997:


          (1) From February to March 1999 we issued to 18 investors a total of 8,074,250 shares of Series D preferred stock at a price of $2.00 per share for total consideration of $16,148,500. These shares of Series D preferred stock are convertible into 3,391,185 shares of common stock.


          (2) In connection with a note payable entered into in July 1998 (see
     Note 6 to the Financial Statements), we issued a warrant to purchase 44,118 shares of Series C preferred stock at an exercise price of $1.70 per share. Unless exercised, this warrant will expire upon the earlier of (1) June 30, 2004, (2) the consolidation or merger of the company where our stockholders do not control the surviving entity or (3) the sale of substantially all of the company. As of June 30, 2000, the warrants had not been exercised. Warrants to purchase preferred stock convert to common stock warrants upon the closing of a public offering of our common stock.

          (3) From its inception through September 30, 2000, 752,860 shares were issued upon the exercise of options under our 1995 Stock Option Plan, for total consideration of $209,000, and as of September 30, 2000, 788,163 shares of common stock were issuable upon exercise of outstanding options.


The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates and warrants issued in the transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


 NUMBER                              DESCRIPTION
---------                            -----------
    1.1+     Form of Underwriting Agreement.
    3.1      Amended and Restated Certificate of Incorporation.
    3.2++    Bylaws.
    4.1+     Specimen Stock Certificate.
    5.1+     Opinion of Latham & Watkins regarding the legality of the
             common stock being registered.
   10.1++    2000 Equity Incentive Plan.
   10.2++    Employee Stock Purchase Plan.
 10.3.1++    1995 Stock Option Plan.
   10.3.2    First Amendment to 1995 Stock Plan of VNUS Medical
             Technologies, Inc.
   10.3.3    Second Amendment to 1995 Stock Plan of VNUS Medical
             Technologies, Inc.
   10.4++    Amended and Restated Investors' Rights Agreement dated
             February 25, 1999.
   10.5++    Agreement Not to Sue among VNUS Medical Technologies, Inc.,
             SURx, Inc., Cordial Medical, Inc. and Broncus Technologies,
             Inc.
   10.6++    Indemnification Agreement for Directors and Officers of
             VNUS.
  10.7++*    RF Generator Development Agreement between VNUS Medical
             Technologies, Inc. and Stellartech Research Corporation.
   10.8++    Loan and Security Agreement by and between Lighthouse
             Capital Partners II, L.P. and VNUS Medical Technologies,
             Inc., dated June 25, 1998.
   10.9      Charter for the Audit Committee of the Board of Directors
             VNUS Medical Technologies, Inc.
   10.10     Charter for the Compensation Committee of the Board of
             Directors of VNUS Medical Technologies, Inc.
   23.1      Consent of Arthur Andersen LLP, Independent Auditors.
   23.2+     Consent of Latham & Watkins (See Exhibit 5.1).
   23.3      Consent of Fulwider Patton Lee & Utecht, LLP.
   23.4++    Power of Attorney (See page II-4).
   27.1      Financial Data Schedule.


---------------------------------------------
 + To be filed by amendment.

++ Previously filed.

 * Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, State of California, on October 16, 2000.


                                          VNUS MEDICAL TECHNOLOGIES, INC.

                                          By:     /s/ BRIAN E. FARLEY
                                          --------------------------------------
                                                     Brian E. Farley
                                          President and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated below on October 16, 2000:


                SIGNATURE                                               TITLE
                ---------                                               -----
           /s/ BRIAN E. FARLEY                    President and Chief Executive Officer (principal
------------------------------------------        executive officer)
             Brian E. Farley

*                                                 Chief Financial Officer (principal financial and
------------------------------------------        accounting officer)
Connie E. Sauer

*                                                 Director
------------------------------------------
H. DuBose Montgomery

*                                                 Director
------------------------------------------
W. James Fitzsimmons

*                                                 Director
------------------------------------------
Kathleen D. LaPorte

*                                                 Director
------------------------------------------
Lori M. Robson

         *By: /s/ BRIAN E. FARLEY
   ------------------------------------
             Brian E. Farley
           As Attorney-In-Fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
VNUS Medical Technologies, Inc.:

We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of VNUS Medical Technologies, Inc. included in this registration statement and have issued our report thereon dated February 25, 2000. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

San Jose, California
February 25, 2000

                                                                     SCHEDULE II

                        VNUS MEDICAL TECHNOLOGIES, INC.
                       VALUATION AND QUALIFYING ACCOUNTS

                                                      BALANCE AT     ADDITIONS                   BALANCE AT
                                                      BEGINNING      CHARGED TO                    END OF
                    DESCRIPTION                       OF PERIOD      OPERATIONS     WRITE-OFFS     PERIOD
                    -----------                       ----------   --------------   ----------   ----------
                                                                   (IN THOUSANDS)
Allowance for Doubtful Accounts Year Ended:
  December 31, 1997.................................   $    --        $    --          $--        $    --
                                                       =======        =======          ===        =======
  December 31, 1998.................................   $    --        $29,000          $--        $29,000
                                                       =======        =======          ===        =======
  December 31, 1999.................................   $29,000        $ 1,000          $--        $30,000
                                                       =======        =======          ===        =======

                                 EXHIBIT INDEX


NUMBER                            DESCRIPTION
------                            -----------
  1.1+    Form of Underwriting Agreement.
  3.1     Amended and Restated Certificate of Incorporation.
 3.2++    Bylaws.
  4.1+    Specimen Stock Certificate.
  5.1+    Opinion of Latham & Watkins regarding the legality of the
          common stock being registered.
10.1++    2000 Equity Incentive Plan.
10.2++    Employee Stock Purchase Plan.
10.3.1++  1995 Stock Option Plan.
10.3.2    First Amendment to 1995 Stock Plan of VNUS Medical
          Technologies, Inc.
10.3.3    Second Amendment to 1995 Stock Plan of VNUS Medical
          Technologies, Inc.
10.4++    Amended and Restated Investors' Rights Agreement dated
          February 25, 1999.
10.5++    Agreement Not to Sue among VNUS Medical Technologies, Inc.,
          SURx, Inc., Cordial Medical, Inc. and Broncus Technologies,
          Inc.
10.6++    Indemnification Agreement for Directors and Officers of
          VNUS.
10.7++*   RF Generator Development Agreement between VNUS Medical
          Technologies, Inc. and Stellartech Research Corporation.
10.8++    Loan and Security Agreement by and between Lighthouse
          Capital Partners II, L.P. and VNUS Medical Technologies,
          Inc., dated June 25, 1998.
 10.9     Charter for the Audit Committee of the Board of Directors of
          VNUS Medical Technologies, Inc.
 10.10    Charter for the Compensation Committee of the Board of
          Directors of VNUS Medical Technologies, Inc.
 23.1     Consent of Arthur Andersen LLP, Independent Auditors.
 23.2+    Consent of Latham & Watkins (See Exhibit 5.1).
 23.3     Consent of Fulwider Patton Lee & Utecht, LLP.
23.4++    Power of Attorney.
 27.1     Financial Data Schedule.


---------------------------------------------
 + To be filed by amendment.

++ Previously filed.

 * Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.